Play to Win

2025 Annual Report



As retailers lean into this fast-growing category, we are in prime position to capitalize on this growth. With bigger marketing, sharper execution and compelling innovation, we're not here to compete. We're here to **lead and win.**

Financial Highlights

(in millions except per share data)

	2021	2022	2023	2024	2025
Net Sales	$ 1,247.1	$ 1,371.5	$ 1,666.8	$ 1,996.2	**$ 2,316.6**
Gross Profit	386.2	421.8	530.2	707.3	**770.4**
Operating Profit	168.0	212.4	287.3	387.7	**357.4**
Net Earnings Including Redeemable Noncontrolling Interest	114.4	116.0	165.5	246.5	**216.2**
Net Earnings Available to Common Stockholders	27.6	82.3	165.5	246.5	**216.2**
Diluted Earnings per share of Common Stock	$ 0.70	$ 0.88	$ 1.23	$ 1.86	**$ 1.68**
Operating Cash Flow	226.1	21.0	215.6	199.6	**260.6**
Adjusted EBITDA[1]	233.9	271.4	338.3	440.2	**481.6**
Adjusted Net Earnings Available to Common Stockholders[1]	35.8	108.9	177.2	255.5	**279.1**
Adjusted Diluted Earnings per share of Common Stock[1]	$ 0.90	$ 1.16	$ 1.32	$ 1.93	**$ 2.17**

To Our Stockholders

Net Sales
(in millions)



Year	Net Sales
2021	$1,247
2022	$1,372
2023	$1,667
2024	$1,996
2025	$2,317

At BellRing, we live by our value of Play to Win — and it's never been more important. We set ambitious goals, embrace a competitive spirit and work hard as a team to achieve those goals. Every quarter, we celebrate individuals who exemplify this mindset because it's core to who we are. This matters because our purpose is clear: Changing Lives with Good Energy. Knowing that our products improve people's lives is deeply meaningful to our employees, and it fuels our drive to win.

That drive shows in our results: We are the #1 brand in the convenient nutrition category[2], have the highest household penetration, with more than one in five people drinking our shakes[3] and lead the category in repeat purchases[3] — proof of incredible consumer loyalty. Playing to win is in our DNA, and, together, we'll shape the future of convenient nutrition.

Now, to the business. 2025 was a strong year for BellRing. Net sales grew to $2.3 billion, and Adjusted EBITDA[1] grew to $482 million, with respective growth over 2024 of 16% and 9%. Since our 2019 initial public offering ("IPO"), we have delivered an 18% revenue CAGR and a 16% Adjusted EBITDA CAGR, outperforming the long-term expectations we shared at the time of the IPO. We are proud of this performance, and we believe there are multiple ways to continue to achieve strong growth in our business.

Our flagship brand, Premier Protein, had a very successful year with net sales growth of 17%. The brand once again reached new highs across many key metrics, including market share, household penetration, distribution

and buy rate. Premier Protein added roughly 2.5 percentage points of household penetration in convenient nutrition, reaching 22% of households[3]. It remained the #1 brand in the ready-to-drink ("RTD") segment, as well as the #1 brand in the convenient nutrition category (across tracked channels)[2]. Key enablers of these results include the launch of our first media campaign since 2021 and expanded distribution, with better in-stocks and two new RTD shake lines. In 2026, our key focus areas will build on this success, and include: 1) continuing to grow our distribution both in and out of aisle, 2) increasing advertising investment while elevating its impact and 3) launching innovation that provides consumer excitement, adds occasions and drives trial.

Dymatize, our super-premium sports nutrition brand, had net sales growth of 13% this year, lifted by the strength of its international business. Domestically, it remains one of the strongest brands in the powder category. It too reached new highs in distribution this year and introduced its own line of RTD shakes.

Looking forward, we expect the RTD shake category to continue to grow. RTD shakes are one of the fastest-growing consumer packaged goods ("CPG") categories, fueled by consumer health and wellness trends, functional beverage preferences and GLP-1 usage. Household penetration of 54%[3] highlights a long runway for growth as it trails mature CPG categories.

The success of this category has naturally attracted competition. Over time, we expect retailers to consolidate the shelf behind a handful of the best-performing brands and move them to more heavily trafficked aisles. We believe that mainstream appeal, high repeat rates and execution capabilities will determine the long-term

Expand in and out of the aisle.

Distribution, both in aisle and out of aisle, is a major opportunity. We have strong plans in 2026 to expand total distribution points for Premier Protein RTD shakes by more than 20%, a rate similar to 2025. Both our new broker partner and our internal retail sales team are laser-focused on securing in-store displays, getting our product out of the aisle and driving trial.

Refreshed In-Store Creative


premier protein

New Product Displays


premier protein
sweeten the journey™
GRAB & GO

Leverage Our Scale.

We have added significant capacity over the past four years to enable many years of strong growth. Our scalable manufacturing network, combined with our deep category knowledge, strong brand equity and robust retailer partnerships give us confidence that we will continue to be the RTD shake category leader.


premier protein
sip some joy


Dymatize
PERFORMANCE PROTEIN SHAKE
FRUITY PEBBLES

Amplify Awareness. Accelerate Trial.



Premier Protein has the highest unaided brand awareness in the RTD shake category, though there remains significant opportunity for expansion. We have strengthened our agency roster and will be launching a new creative campaign in 2026, designed to drive household penetration, strengthen emotional connections and bring fresh energy and relevance to the brand.

premier protein

Drive Innovation.

In 2025, we conducted a comprehensive demand study and incorporated the results into our multi-year innovation strategy. In 2026, we will intensify our focus on innovation across flavors, consumer segments and occasions. Almondmilk shakes, our first non-dairy protein offering, is bringing new consumers into the Premier Protein brand. Our Indulgence and Coffeehouse lines are focused on driving incremental occasions.

premier protein
Coffeehouse
MOCHA
premier protein
Indulgence
CHOCOLATE COVERED STRAWBERRY

Premier Protein Coffeehouse and Indulgence

premier protein
ALMOND -milk
NON-DAIRY PROTEIN SHAKE
20g PROTEIN
160 CALORIES

Premier Protein Non-Dairy Almondmilk





RTD Shakes

#1

- Brand in market share(2)
- Repeat rate(3)
- Household penetration(3)
- Velocity brand(2)
- Brand awareness(4)
- Brand I love(4)
- Net promoter score(4)
- Good value for the money(4)



premier protein
30g PROTEIN
160 CALORIES
24
VANILLA
11 FL OZ (325mL)

winners. Premier Protein's deep category knowledge, strong brand equity, scalable manufacturing network and robust retailer relationships give us confidence that we will continue to be the category leader and capture meaningful share of long-term growth.

As you may be aware, we recently updated our long-term net sales growth algorithm to 7-9%. This assumes RTD category growth of high single to low double digits, with volume the primary driver. Premier Protein, the #1 market share brand, will continue to grow relatively in line with the RTD category while Dymatize slightly weighs down our growth rate. We are maintaining our Adjusted EBITDA margin algorithm of 18-20%, which embeds higher levels of brand investment enabled by our cost savings agenda. These investments are designed to reinforce our brand strength, and position us for sustained, profitable growth over the long term.

Moving to our progress on Environmental, Social and Governance ("ESG"). In 2025, our efforts centered on building a regenerative agriculture partnership with a strategic dairy protein supplier, reducing manufacturing waste, expanding supplier data collection and advancing progress toward our packaging targets. We remain committed to strengthening relationships and exploring new opportunities across each of these areas, recognizing that our ESG priorities will continue to evolve over time.

From a stockholder standpoint, our stock has returned 181% since our IPO. Dislocation in our stock price this year allowed us to take advantage of this weakness, repurchasing approximately 7% of our shares outstanding and reducing our common shares outstanding to 121 million. Our strong net sales growth generated $261 million in cash flow from operations in 2025 and funded a portion of share repurchases. In 2026, we aim to drive meaningful stock performance, and we will act decisively on share repurchases, all while investing in the business to strengthen our leadership and accelerate growth.

In closing, Premier Protein has a history of strong growth and is the #1 shake brand with resilient competitive advantages in an attractive category. Category growth remains quite robust, and we expect more marketing spending, expanded shelf space, innovation and the mainstreaming and affordability of GLP-1s to drive higher household penetration and category growth in the medium to long term. Premier Protein's first-mover advantage of a scaled, pure play company, combined with attractive margins, deep category expertise and sharpened execution and innovation plans will enable our next phase of growth. We've built a winning culture that fuels our growth, and, together, we'll create the future of the convenient nutrition category.

We remain highly confident in the long-term outlook for BellRing, and we look forward to a strong 2026. Thank you for your continued support.

Darcy H. Davenport
President and Chief Executive Officer

Robert V. Vitale
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 30, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 1-39093



BellRing Brands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**87-3296749**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2503 S. Hanley Road St. Louis, Missouri 63144

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(314) 644-7600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	**BRBR**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of March 31, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $9,367,938,437.

Number of shares of Common Stock, $0.01 par value, outstanding as of November 11, 2025: 119,672,080

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement for its 2026 annual meeting of stockholders, to be filed with the Securities and Exchange Commission within 120 days after September 30, 2025, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made throughout this report, including statements regarding unanticipated developments that negatively impact our common stock. These forward-looking statements are sometimes identified from the use of forward-looking words such as "believe," "should," "could," "potential," "continue," "expect," "project," "estimate," "predict," "anticipate," "aim," "intend," "plan," "forecast," "target," "is likely," "will," "can," "may" or "would" or the negative of these terms or similar expressions elsewhere in this report. Our financial condition, results of operations and cash flows may differ materially from those in the forward-looking statements. Such statements are based on management's current views and assumptions and involve risks and uncertainties that could affect expected results. Those risks and uncertainties include, but are not limited to, the following:

- our dependence on sales from our ready-to-drink ("RTD") protein shakes;

- our ability to continue to compete in our product categories and our ability to retain our market position and favorable perceptions of our brands;

- disruptions or inefficiencies in our supply chain, including as a result of our reliance on third-party suppliers or manufacturers for the manufacturing of many of our products, pandemics and other outbreaks of contagious diseases, labor shortages, fires and evacuations related thereto, changes in weather conditions, natural disasters, agricultural diseases and pests and other events beyond our control;

- our dependence on third-party contract manufacturers for the manufacture of most of our products, including one manufacturer for nearly half of our RTD protein shakes;

- the ability of our third-party contract manufacturers to produce an amount of our products that enables us to meet customer and consumer demand for the products;

- our reliance on a limited number of third-party suppliers to provide certain ingredients and packaging;

- significant volatility in the cost or availability of inputs to our business (including freight, raw materials, packaging, energy, labor and other supplies);

- our ability to anticipate and respond to changes in consumer and customer preferences and behaviors and introduce new products;

- our ability to expand existing market penetration and enter into new markets;

- consolidation in our distribution channels;

- the loss of, a significant reduction of purchases by or the bankruptcy of a major customer;

- legal and regulatory factors, such as compliance with existing laws and regulations, as well as new laws and regulations and changes to existing laws and regulations and interpretations thereof, affecting our business, including current and future laws and regulations regarding food safety, advertising, labeling, tax matters and environmental matters;

- fluctuations in our business due to changes in our promotional activities and seasonality;

- our ability to maintain the net selling prices of our products and manage promotional activities with respect to our products;

- ability to obtain additional financing (including both secured and unsecured debt) and our ability to service our outstanding debt (including covenants that restrict the operation of our business);

- the accuracy of our market data and attributes and related information;

- changes in critical accounting estimates;

- uncertain or unfavorable economic conditions that limit customer and consumer demand for our products or increase our costs;

- risks related to our ongoing relationship with Post Holdings, Inc. ("Post") following our separation from Post and Post's distribution of our stock to its shareholders (the "Spin-off"), including our obligations under various agreements with Post;

- conflicting interests or the appearance of conflicting interests resulting from certain of our directors also serving as officers or directors of Post;

- risks related to the previously completed Spin-off;

- the ultimate impact litigation or other regulatory matters may have on us;

- risks associated with our international business;

- our ability to protect our intellectual property and other assets and to continue to use third-party intellectual property subject to intellectual property licenses;

- costs, business disruptions and reputational damage associated with technology failures, cybersecurity incidents and corruption of our data privacy protections;

- impairment in the carrying value of goodwill or other intangible assets or other long-lived assets;

- our ability to identify, complete and integrate or otherwise effectively execute acquisitions or other strategic transactions and effectively manage our growth;

- our ability to hire and retain talented personnel, employee absenteeism, labor strikes, work stoppages or unionization efforts;

- our ability to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

- significant differences in our actual operating results from any guidance we may give regarding our performance; and

- other risks and uncertainties included under "Risk Factors" in Item 1A of this report.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report to conform these statements to actual results or to changes in our expectations.

SUMMARY OF RISK FACTORS

We are subject to a variety of risks and uncertainties, including industry and operating risks, financial and economic risks, legal and regulatory risks, risks related to our relationship with Post, risks related to ownership of our Common Stock and certain general risks, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Risks that we deem material are described in Item 1A, "Risk Factors" of this report. These risks include, but are not limited to, the following:

- A substantial amount of our net sales comes from our RTD protein shakes, and a decrease in sales of our RTD protein shakes would adversely affect our business, financial condition, results of operations and cash flows.

- We operate in a category with strong competition.

- Disruption of our supply chain and changes in weather conditions could have an adverse effect on our business, financial condition, results of operations and cash flows.

- We are dependent on third-party contract manufacturers for the manufacture of most of our products, including one manufacturer for nearly half of our RTD protein shakes. Our business could suffer if we do not continue to contract with key third-party manufacturers or as a result of a third-party contract manufacturer's inability to produce our products for us in the quantities required, on time or to our specifications.

- Our reliance on a limited number of suppliers for certain equipment, ingredients and packaging materials, the price and availability of ingredients and packaging materials, higher freight costs and higher energy costs could negatively impact our business, financial condition, results of operations and cash flows.

- We must identify changing consumer and customer preferences and behaviors and develop and offer products to meet these preferences.

- Our results may be adversely impacted if consumers do not maintain favorable perceptions of our brands.

- Uncertain or unfavorable economic conditions, including during periods of high inflation, could limit consumer and customer demand for our products, increase our costs or otherwise adversely affect us.

- Our sales and profit growth are dependent upon our ability to expand existing market penetration and enter into new markets.

- Consolidation in our distribution channels, and competitive, economic and other pressures facing our customers, may hurt our profit margins.

- Loss of, a significant reduction of purchases by or bankruptcy of a major customer may adversely affect our business, financial condition, results of operations and cash flows.

- Violations of laws or regulations by us or our third-party contract manufacturers, as well as new laws or regulations or changes to existing laws or regulations, could adversely affect our business.

- Fluctuations in our business due to changes in our promotional activities and seasonality may have an adverse impact on our financial condition, results of operations and cash flows.

- We have substantial debt, which could have a negative impact on our financing options and liquidity position and could adversely affect our business.

- Our borrowing costs and access to capital and credit markets could be adversely affected by a downgrade or potential downgrade of our credit ratings.

- United States and global capital and credit market issues, including those that have arisen as a result of heightened inflation, could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our suppliers and customers.

- We have overlapping directors and management with Post, which may lead to conflicting interests or the appearance of conflicting interests.

- Our certificate of incorporation and bylaws and provisions of Delaware law may discourage or prevent strategic transactions, including a takeover of us, even if such transaction would be beneficial to our stockholders.

- We may be responsible for United States federal tax liabilities that relate to the Spin-off.

- If all or a portion of the Spin-off does not qualify as a tax-free transaction for any reason, including because any of the factual statements or representations in the legal opinions are incomplete or untrue, Post may recognize a substantial gain for U.S. federal income tax purposes, and we may incur indemnification or other liabilities to Post as a result.

- Pending and future litigation and claims may impair our reputation or lead us to incur significant costs.

- Our international operations subject us to additional risks.

- Our intellectual property rights are valuable and any inability to protect them, or termination of our material intellectual property licenses, could reduce the value of our products and brands and have a material adverse effect on our business.

- Technology failures, cybersecurity incidents and corruption of our data privacy protections could disrupt our operations and negatively impact our business.

- Impairment in the carrying value of intangible assets or other long-lived assets could negatively impact our financial condition and results of operations. If our goodwill or other intangible assets or other long-lived assets become impaired, we will be required to record impairment charges, which may be significant.

- If we pursue acquisitions or other strategic transactions, we may not be able to successfully consummate favorable transactions or successfully integrate acquired businesses.

- Actual operating results may differ significantly from our guidance and our forward-looking statements.

- We may not be able to operate successfully if we are unable to recruit, hire, retain and develop key personnel and a qualified and diverse workforce. In addition, temporary workforce disruptions or the inability of our employees to safely perform their jobs for any reason, including as a result of illness, could adversely impact our business, financial condition, results of operations and cash flows.

Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, results of operations and cash flows.

PART I

ITEM 1.   BUSINESS

General

BellRing Brands, Inc. (formerly known as BellRing Distribution, LLC) ("BellRing") was formed in the State of Delaware on October 20, 2021 as a wholly-owned subsidiary of Post Holdings, Inc. ("Post") for the purpose of effecting the separation of BellRing Intermediate Holdings, Inc. (formerly known as BellRing Brands, Inc.) ("Old BellRing") from Post. Under a transaction agreement and plan of merger (the "Transaction Agreement") that we entered into on October 26, 2021 and amended as of February 28, 2022, with Post, Old BellRing and our subsidiary BellRing Merger Sub Corporation ("Merger Sub"), Post distributed approximately 80.1% of its interest in us to Post's shareholders and Merger Sub merged with and into Old BellRing, with Old BellRing surviving and becoming our subsidiary. On March 10, 2022, as a result of the completion of the transactions provided for under the Transaction Agreement (including the "Separation" and "Distribution", each defined below), we became a new public holding company and the successor registrant to Old BellRing. In this report, we refer to the transactions undertaken pursuant to the Transaction Agreement as the "Spin-off." The Spin-off is described in more detail below.

Our Company

We are a leader in the global convenient nutrition category, aiming to enhance the lives of our consumers by providing them with nutritious, great-tasting products they can enjoy throughout the day. Our primary brands, *Premier Protein* and *Dymatize*, target a broad range of consumers and compete in all major product forms, including ready-to-drink ("RTD") protein shakes and powders. Our products are distributed across a diverse network of channels including club, food, drug and mass ("FDM"), eCommerce, specialty and convenience.

We have organically grown our net sales from $1,666.8 million in our year ended September 30, 2023 to $2,316.6 million in our year ended September 30, 2025. Over the same period, net earnings increased from $165.5 million in our year ended September 30, 2023 to $216.2 million in our year ended September 30, 2025.

The Spin-off

Pursuant to the Transaction Agreement and in connection with a series of corporate separation transactions, on March 9, 2022, Post contributed to us (i) all of its nonvoting common units of BellRing Brands, LLC ("BellRing LLC") and its sole outstanding share of Old BellRing's Class B common stock, $0.01 par value per share (the "Old BellRing Class B Common Stock" and with Old BellRing's Class A common stock, $0.01 par value per share (the "Old BellRing Class A Common Stock"), collectively, the "Old BellRing Common Stock")) and (ii) $550.4 million in cash, in exchange for Post's right to receive $840.0 million in aggregate principal amount of our 7.00% Senior Notes due 2030 and limited liability company interests in us (prior to our conversion to a Delaware corporation, as described below).

On March 10, 2022, we converted into a Delaware corporation and changed our name to "BellRing Brands, Inc.", and Post distributed an aggregate of 78.1 million, or 80.1%, of its shares of our common stock, $0.01 par value per share (the "BellRing Common Stock") to its shareholders in a pro-rata distribution (the "Distribution"). Post shareholders received 1.267788 shares of BellRing Common Stock for every one share of Post common stock held as of the record date for the Distribution. No fractional shares of BellRing Common Stock were issued, and instead, cash in lieu of any fractional shares was paid to Post shareholders.

Also on March 10, 2022, upon completion of the Distribution, Merger Sub merged with and into Old BellRing (the "Merger"), with Old BellRing continuing as the surviving corporation and becoming our wholly-owned subsidiary. Under the Merger, each outstanding share of Old BellRing Class A Common Stock was converted into one share of BellRing Common Stock and $2.97 in cash, resulting in $115.5 million in total consideration paid to Old BellRing Class A common stockholders pursuant to the Merger.

As a result of the Spin-off, we became the new public parent company of, and successor issuer to, Old BellRing, and shares of our BellRing Common Stock were deemed to be registered under Section 12(b) of the Exchange Act, pursuant to Rule 12g-3(a) promulgated thereunder.

Immediately following the Spin-off, Post owned approximately 14.2% of BellRing Common Stock and the former holders of Old BellRing Class A Common Stock owned approximately 28.5% of BellRing Common Stock. As a result of the Spin-off, the dual class voting structure of Old BellRing was eliminated. As of both September 30, 2025 and 2024, Post had no ownership of BellRing Common Stock.

Unless otherwise indicated or the context otherwise requires, all references in this report to "BellRing," "we," "our," "us," "the Company" and "our Company" refer to (1) Old BellRing and its consolidated subsidiaries during the periods prior to the completion of the Spin-off, including BellRing LLC, Premier Nutrition Company, LLC ("Premier Nutrition"), Dymatize Enterprises, LLC ("Dymatize"), Supreme Protein, LLC ("Supreme Protein"), the *PowerBar* brand and Active Nutrition International GmbH ("Active Nutrition International") and (2) us and our consolidated subsidiaries during the periods subsequent to the Spin-off, including, BellRing LLC, Premier Nutrition, Dymatize, Supreme Protein, Active Nutrition International and Premier Nutrition Canada, Inc., in each case, unless otherwise stated or the context otherwise indicates.

Our History prior to the Spin-off

Prior to completion of the Spin-off, and subsequent to Old BellRing's initial public offering (the "Old BellRing IPO"), which was completed in October 2019, our subsidiary BellRing LLC was the holder of Post's active nutrition business, which had been comprised of Premier Nutrition, Dymatize, the *PowerBar* brand and Active Nutrition International. The members of BellRing LLC were Post and Old BellRing. Old BellRing held the voting membership unit of BellRing LLC (which represented the power to appoint and remove the members of the board of managers of BellRing LLC and no economic interest). Post held one share of the Old BellRing Class B Common Stock, which represented 67% of the voting power of the common stock of Old BellRing, with the holders of Old BellRing Class A Common Stock holding 33% of the voting power. Immediately prior to completion of the Spin-off, Post owned 71.5% of the economic interests in BellRing LLC, and Old BellRing (and, indirectly, the holders of the Old BellRing Class A Common Stock) owned 28.5% of the economic interests in BellRing LLC. Old BellRing, as a holding company, had no material assets other than its ownership of BellRing LLC units and its indirect interests in the subsidiaries of BellRing LLC.

Post had acquired the businesses that comprised its active nutrition business in a series of transactions during 2013, 2014 and 2015. In its fiscal year ended September 30, 2013, Post acquired Premier Nutrition Corporation, which, at the time, was a marketer and distributor of high-quality protein shakes and nutrition bars under the *Premier Protein* brand and nutritional supplements under the *Joint Juice* brand. Effective September 30, 2019, Premier Nutrition Corporation converted to a limited liability company and changed its corporate name to Premier Nutrition Company, LLC.

In its fiscal year ended September 30, 2014, Post acquired Dymatize, which, at the time, was a manufacturer and marketer of high-quality protein powders and nutritional supplements under the *Dymatize* brand and nutrition bars under the *Supreme Protein* brand.

In its fiscal year ended September 30, 2015, Post acquired the *PowerBar* brand and Active Nutrition International (then known as Powerbar Europe GmbH). The *PowerBar* brand was founded in 1986.

Our Organizational Structure

As a result of the Spin-off:

•   We became the new public parent company of, and successor issuer to, Old BellRing, and shares of our BellRing Common Stock were deemed to be registered under Section 12(b) of the Exchange Act, pursuant to Rule 12g-3(a) promulgated thereunder.

•   Old BellRing is our wholly-owned subsidiary.

•   All of our membership interests in BellRing LLC were contributed to Old BellRing and Old BellRing is the sole equity member of BellRing LLC.

Immediately following the Spin-off, Post owned 19,397,339 shares, or approximately 14.2%, of BellRing Common Stock. On August 11, 2022, Post disposed of 14,800,000 shares of BellRing Common Stock, and on November 25, 2022, Post disposed of its remaining 4,597,339 shares of BellRing Common Stock. Post had no ownership of BellRing Common Stock as of September 30, 2025 or 2024.

See "Risk Factors" included in Item 1A of this report and Notes 1 and 13 within "Notes to Consolidated Financial Statements" included in Item 8 of this report for more information about the Spin-off.

Our Industry

We operate in the global convenient nutrition category, a rapidly-growing and on-trend category within the food and beverage industry. The U.S. is our primary market and is the largest and most developed market in the world for our category. We believe the U.S. convenient nutrition category can be broken down into four key consumer need states as defined by our management: everyday nutrition, adult nutrition, sports nutrition and weight management.

While we believe most brands in the convenient nutrition category are positioned to appeal to consumers primarily in one need state, *Premier Protein* has developed brand equities and product value propositions to appeal to a broad range of consumer need states. We primarily compete in the everyday nutrition and sports nutrition consumer need states, but also appeal to the adult nutrition and weight management consumer need states. We define everyday nutrition as nutritious products that can be consumed throughout the day as part of a healthy lifestyle. Our *Dymatize* brand is focused primarily on sports nutrition, which we define as consumers looking to supplement sports endurance and strength training needs.

Brand Overview

Our primary brands, based on fiscal 2025 sales, are *Premier Protein* and *Dymatize*. Together our brands cover the major product forms in the convenient nutrition category and appeal to a broad range of consumer need states. Our percentage of net sales by brand for our year ended September 30, 2025 were as follows: *Premier Protein*, 85.9%; *Dymatize*, 12.1%; and other, 2.0%.

Two product forms accounted for the substantial majority of our fiscal 2025 net sales. In our year ended September 30, 2025, RTD protein shakes were 81.7% of our net sales, and powders were 15.8% of our net sales.

Premier Protein

Our largest brand, *Premier Protein*, is a leading mainstream, lifestyle brand. *Premier Protein*'s product portfolio consists primarily of RTD protein shakes and protein powders. *Premier Protein*'s flagship RTD protein shakes are available in diverse flavors and contain 30 grams of protein and 160 calories. They are gluten- and soy-free, low in sugar and fat and fortified with vitamins and minerals. Our RTD protein shakes are formulated to deliver great-tasting, leading protein levels while maintaining one of the leanest nutritional profiles in the category (as measured by sugar and calorie content). *Premier Protein*'s powder portfolio consists primarily of 100% whey protein products. We believe the product profile appeals to consumers across age ranges in all four need states.

Dymatize

Our *Dymatize* brand is a market leader targeting fitness enthusiasts who value the brand for its science-based product development, athletic performance focus and great taste. The brand's portfolio includes an assortment of sports nutrition products, including protein powders. The majority of *Dymatize*'s sales are generated through protein powders. Our protein powder portfolio consists of three primary products: *ISO.100* made with hydrolyzed 100% Whey Protein Isolate, *Elite 100% Whey* and *Super Mass Gainer*. *ISO.100*, the brand's flagship product, has a global reach with sales in more than seventy-five countries. In addition to *ISO.100, Dymatize* offers a suite of products to meet the needs of athletes.

Our Customers

Our customers are predominantly club stores, FDM retailers, online retailers, specialty retailers, convenience stores and distributors. We sell our products domestically and in more than ninety countries globally. Our U.S. business represented 88.1% of our net sales in our year ended September 30, 2025, and our international business represented 11.9% of our net sales in our year ended September 30, 2025.

Our largest customers, Walmart (which includes its affiliates, including Sam's Club), Costco and Amazon, accounted for approximately 74.0% of our net sales in our year ended September 30, 2025. No other customer accounted for more than 10% of our fiscal 2025 net sales.

Sales, Marketing and Distribution

In the U.S., we utilize a direct sales force in multiple channels, including club, FDM, specialty and eCommerce. We also sell through a broker network for customers in the convenience and regional grocery channels, and through distributors for the foodservice and military channels. In international markets, we sell our products through a combination of direct sales to retailers and to third-party distributors. We utilize a direct sales force in key markets in Western Europe for multiple channels, including specialty, FDM and eCommerce. We also sell through distributors in the specialty channel.

We maintain a dedicated multi-faceted and consumer-driven marketing strategy for each of our primary brands, tailoring initiatives to each brand's target audience. Each of our brands maintains a presence across all major social media platforms.

Premier Protein. *Premier Protein*'s marketing strategy is aimed at accelerating the brand's positioning as a lifestyle brand for mainstream consumers. *Premier Protein*'s marketing initiatives are focused on increasing awareness to drive product trial and adoption as well as expanding household penetration among this group of consumers. *Premier Protein* employs a broad media strategy, which includes digital media, search marketing, television, in-store marketing and demos and online dedicated programming. As part of its marketing strategy, *Premier Protein* leverages its fans' enthusiasm for the brand to spread the word of our products. The brand utilizes an influencer marketing program called "Premier Shakers" that leverages Brand Ambassadors — a collection of micro-influencers and content creators - to create social content, community, and awareness for the brand.

Dymatize. *Dymatize*'s marketing strategy is focused on retailer-specific programs, online and specialty print media and social media. Social media is a high-touch medium that resonates with *Dymatize*'s core fitness-focused consumers. The brand also utilizes a social media influencer model, the "Squad," engaging with athletes. This team promotes product usage via personal social media channels to drive awareness for the brand among its target demographic.

Our products are distributed through a network of third-party common carriers.

Research and Development

We continue to improve and expand our product offerings with new flavors, ingredients, packaging, product forms and process development technologies. We leverage our dedicated market research, consumer insights and innovation teams, supplemented by leading design firms, product development companies, third-party flavor houses and consultants.

Supply Chain

Raw Materials. Raw materials used in our business consist of ingredients and packaging materials purchased from local, regional and international suppliers. Our principal ingredients include milk-based, whey-based and soy-based proteins, protein blends, sweeteners and vitamin and mineral blends. Our primary packaging materials include aseptic foil and plastic lined cardboard cartons, flexible and rigid plastic film and containers, beverage packaging and corrugate. We purchase our raw materials in accordance with rigorous standards to assure food quality and safety. Supply availability and prices paid for raw materials can fluctuate widely due to external factors, such as economic climate, commodity market prices, pandemics and other outbreaks of contagious diseases, weather conditions, labor disputes, governmental programs, regulations and trade and tariff policies, industry consolidation, energy shortages, transportation delays, currency fluctuations and other unforeseen circumstances. During fiscal 2025, inflationary pressures on milk-based protein costs eased while whey-based protein costs and other costs, such as packaging and manufacturing, continued to face inflationary pressures. We continuously monitor supply and cost trends of these raw materials to enable us to obtain ingredients and packaging needed for our products.

Under the terms of an agreement with our largest protein powder supplier, Premier Nutrition is required to purchase a minimum periodic volume of protein powder and has the right (but not the obligation) to order quantities in excess of such minimum amount provided the supplier has the capacity and the ability to produce such additional quantities. The agreement also contains detailed provisions regarding the product specifications and quality standards for the raw materials to be provided by the supplier, the rights of a party in the event the other party does not comply with its obligations under the agreement and other customary contractual terms and conditions. The agreement expires on June 30, 2028.

Energy. Electricity and steam are used in the facilities that manufacture our products. In addition, considerable amounts of diesel fuel are used in connection with the distribution of our products.

Manufacturing. We primarily engage third-party contract manufacturers in North America and the European Union (the "E.U."). to produce our products. We receive products from our third-party contract manufacturers for an agreed-upon tolling charge for each item produced as well as other costs, sometimes including capital reimbursement. Most of our relationships with our third-party contract manufacturers include minimum volume commitments, whereby the third-party contract manufacturer has committed to produce, and we have committed to purchase, a minimum quantity of product. We own a manufacturing plant in Voerde, Germany that supplies nutrition bars and gels primarily for the E.U., Switzerland and the United Kingdom (the "U.K.").

We regularly monitor the capacity and performance of our third-party contract manufacturing partners and suppliers and qualify new contract manufacturing partners and suppliers as needed. Given the growth profile of our primary products, we continuously plan for incremental capacity, including expanding production with our existing third-party contract manufacturing partners in fiscal 2025, and review additional strategic alternatives to support our business.

From three separate and geographically diverse manufacturing locations, our largest third-party contract manufacturer provided approximately 46.3% of our *Premier Protein* RTD shake supply for our year ended September 30, 2025. Under the terms of a manufacturing agreement with the third-party contract manufacturer, Premier Nutrition is required to purchase a minimum quarterly order volume of RTD protein shakes and has the right (but not the obligation) to order quantities in excess of a monthly minimum amount provided the third-party contract manufacturer has the capacity and the ability to produce such additional quantities. In addition, under the terms of the manufacturing agreement, the third-party contract manufacturer has committed to produce a quarterly minimum volume of RTD protein shakes. The manufacturing agreement also contains detailed provisions regarding the product specifications and quality standards for the products to be manufactured and packaged by the third-party contract manufacturer, the tolling charges for each item produced (and certain other costs) to be paid by Premier Nutrition (and related payment terms), shipping and storage obligations, the rights of a party in the event the other party does not comply with its obligations under the manufacturing agreement and other customary contractual terms and conditions. This agreement expires on December 31, 2030.

We regularly evaluate our contract manufacturing arrangements to ensure the cost-effective manufacturing of our products. We select our manufacturing partners based on expertise, quality, cost and location. Our quality assurance team frequently monitors manufacturing partners to ensure our partners meet our rigorous processing and quality standards, detailed in our

Quality Expectations Manual, including requirements for third-party certification of Good Manufacturing Practices. Our owned production plant in Voerde, Germany is additionally certified to one of the international Food Safety Standards (FSSC 22.000, IFS or BRC), SMETA 4-pillars (Labour, Environment, Health and Safety, Business Ethics) and ISO 45001 (Health and Safety).

Distribution. In North America, our products typically are shipped directly from our third-party contract manufacturers to a network of third-party warehouses. Products are distributed from third-party warehouses to customer distribution centers or retail stores or are exported by our distribution partners to international customers. Occasionally, we ship products directly from our third-party contract manufacturers to our customers' distribution centers.

We maintain one third-party warehouse location in Germany, which receives products from our production facility located in Voerde, Germany or directly from our third-party contract manufacturers. Our branded products are distributed from third-party warehouses to customer distribution centers or retail stores or are exported to international customers.

Competition

The convenient nutrition category in which we operate is highly competitive and highly sensitive to both pricing and promotion. We compete with other brands, including private label and store brand products, and with many nutritional food and beverage players. We have numerous competitors of varying sizes, including manufacturers of other branded food and beverage products, as well as manufacturers of private label products. Some of our competitors have substantially more financial, marketing and other resources than us. Competition in our industry is based on, among other things, product quality, taste, functional benefits, nutritional value and ingredients, convenience, brand loyalty and positioning, product variety, product packaging, shelf space, price, promotional activities and the ability to identify and satisfy dynamic, emerging consumer preferences. Our principal strategies for competing in our industry include strong and impactful marketing to build awareness of our products, effective customer relationship management, category insights, superior product quality and food safety, product innovation, an efficient supply chain and competitive pricing. We expect the industry we operate in to remain highly competitive for the foreseeable future.

Seasonality

We experience seasonal fluctuations in our net sales and earnings before interest, taxes, depreciation and amortization ("EBITDA") because of consumer spending patterns and timing of our key retailers' promotional activity. Historically, our first fiscal quarter is seasonally low for net sales for all brands driven by a slowdown of consumption of our products during the holiday season. Sales are typically higher throughout the remainder of the fiscal year as a result of stronger consumer demand in the second quarter of our fiscal year, promotional activity at key retailers and organic growth of the business. Seasonal fluctuations in our net sales and EBITDA may not be the same in the future as they have been historically.

Trademarks and Intellectual Property

We own or have licenses to use a number of trademarks that are critical to the success of our business. Our key trademarks include *BellRing®*, *BellRing Brands®*, *Premier Protein®*, *Premier Nutrition®*, *Dymatize®* and *ISO.100®*, each of which we own, as well as trademarks that we license from third parties, such as *Pebbles®* and *Dunkin®*. Our owned trademarks are, in most cases, protected through registration in the U.S. or Germany, as well as in many other countries where the related brands or products are sold. We also own, or have applications pending, for patents in the U.S. and other countries. While our patent portfolio as a whole is material to our business, no one patent or group of related patents is material to our business. In addition, we have copyrights, proprietary trade secrets, technology, know-how processes and other intellectual property rights that are not registered.

We rely on a combination of trademark law, copyright law, trade secrets, non-disclosure and confidentiality agreements and provisions in agreements and other measures to establish and protect our proprietary rights to our products, packaging, processes and intellectual property.

Governmental Regulation and Environmental Matters

We are subject to regulation by federal, state and local governmental entities and agencies in the U.S., as well as similar regulations in Canada, Mexico, Europe and other international locations, including food safety laws, labor and employment laws, laws governing advertising, privacy laws, consumer protection regulations, worker health and safety regulations, environmental laws and regulations and other laws and regulations.

Our products are regulated in the U.S. either as food or dietary supplements, which internationally may be regulated as pharmaceuticals or other health food categories. As a producer and distributor of goods for human consumption, we must comply with stringent production, storage, recordkeeping, distribution, packaging, labeling and marketing standards established by the Food and Drug Administration (the "FDA"), the U.S. Department of Agriculture (the "USDA"), the Federal Trade Commission and state and local agencies in the U.S. We also must comply with standards established by similar regulatory agencies in Canada, Mexico, the E.U. and elsewhere. In addition, some of our products are produced and marketed under contract as part of special certification programs such as organic, kosher or non-GMO, and must comply with the strict standards of federal, state and third-party certifying organizations. Products that do not meet regulatory or third-party standards may be considered adulterated or misbranded and subject to withdrawal or recall. Additionally, following the adoption of the Food Safety Modernization Act in the U.S. and the Safe Foods for Canadians Act in Canada, the FDA and the Canadian Food Inspection Agency continue to implement additional regulations focused on prevention of food contamination, more frequent inspection of high-risk facilities, increased record-keeping and improved tracing of food.

Our manufacturing facility in Germany is subject to certain safety regulations, including the German Occupational Safety and Health Regulation. These regulations require us to comply with certain manufacturing safety standards to protect our employees from accidents. Additionally, some of the food commodities on which our business relies are subject to governmental agricultural programs (e.g., subsidies and import/export regulations), which have substantial effects on the prices and supplies of these commodities.

In addition, our operations are subject to various federal, state and foreign laws and regulations regarding data privacy, data protection and data security, including the General Data Protection Regulation, the E.U.'s retained law version of the General Data Protection Regulation, the E.U.-U.S. Data Privacy Framework and the California Consumer Privacy Act, as amended by the California Privacy Rights Act, each of which applies to certain aspects of our business and regulate how businesses collect, use and protect personal information obtained from data subjects. As a company with international operations, we also are subject to laws, rules and regulations in the U.S. and other countries related to anti-corruption, antitrust and competition and economic sanctions.

Our business also is subject to various federal, state and local laws and regulations with respect to environmental matters, including air quality, wastewater and storm water management, waste handling, recycling and disposal and other regulations intended to protect public health and the environment. In the U.S., the laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the California Safe Drinking Water and Toxic Enforcement Act ("Proposition 65"), among others. Internationally, our operations, including our manufacturing facility in Germany, are subject to local and national regulations similar to those applicable to us in the U.S. We have made, and will continue to make, expenditures to ensure compliance with environmental regulations.

Human Capital

We have approximately 530 employees as of November 1, 2025. Of these employees, approximately 350 are in the U.S., approximately 170 are in Germany and approximately 10 are in other countries. Our people are critical to our success and we prioritize providing a safe, rewarding and respectful workplace where our people are provided with opportunities to pursue career paths based on capabilities, performance and mindset. We adhere to our Code of Conduct, which sets forth a commitment to our stakeholders, including our employees, to operate with integrity and mutual respect.

Health and Safety

We are committed to maintaining a healthy and safe workplace for our employees. In our Voerde, Germany manufacturing facility, we have a comprehensive safety and risk management system in place that incorporates rigorous safety standards and practices, employee and leadership training to ensure consistent implementation of our safety protocols and periodic internal and external audits to evaluate our compliance with these policies.

Talent Acquisition, Development, Engagement and Retention

Acquiring, developing, engaging and retaining a talented workforce is key to accomplishing our goals and achieving business results.

Our talent acquisition processes include employee training on interview skills and processes to improve our candidate selection process. For candidate selection roundtables, we have a trained, disinterested employee sit in to help mitigate any instances of bias of any form in the selection discussion.

Providing development opportunities and resources for our employees is another key factor in our human capital strategy. We offer a variety of training and development programs and platforms for employees at all levels of our organization, including monthly development trainings for all employees along with separate interactive trainings for people leaders of all levels.

We check in with our employees through regular engagement surveys, small group and one-on-one discussions, and then we act on those survey and discussion results, as appropriate. Employee-led groups, opportunities to participate in informal wellness activities and philanthropic work are informed by what issues our employees identify as important to them. We measure our progress and take additional actions, as needed. We communicate transparently with our employees about the organization to keep our employees informed and highly engaged.

Several times a year, we connect our newer employees to our values and culture by conducting two-day in-person workshops where they can learn about, discuss and engage with these topics to more fully appreciate our unique culture. In addition, we invite esteemed speakers to our Emeryville offices and partner with outside experts to engage our employees in an interactive workshop format to further drive engagement with timely workplace initiatives.

We strive to develop and implement compensation and benefits policies and programs that support our business goals, benchmark and maintain competitiveness, promote shared fiscal responsibility among the Company and our employees, strategically align talent within our organization and reward performance, while also managing the costs of such policies and programs. We provide our employees with competitive fixed and/or variable pay and, for eligible employees, we currently provide access to medical, dental and life insurance benefits, disability coverage, a 401(k) plan and employee assistance programs - including mental health - among other benefits.

Belonging

We foster a culture of belonging where everyone is able to do the best work of their professional lives and where each individual feels connected to our company purpose and values, as well as each other. We also provide interactive anti-harassment training for both supervisory and non-supervisory employees taught by outside experts. Our Board of Directors receives periodic updates regarding our belonging efforts.

Environmental, Social and Governance

We recognize the importance of Environmental, Social and Governance ("ESG") issues for all of our stakeholders and we are committed to incorporating ESG principles into our business strategies and organizational culture. The Audit Committee of our Board of Directors provides direction with respect to the evolving priorities of our ESG initiatives and receives quarterly reports with respect to the progress the Company is making against its objectives. We have an Executive Sustainability Steering Committee comprised of senior leaders within our organization, which provides guidance on goals and strategies and makes recommendations on disclosure and reporting guidelines. We also have a Sustainability Operations Committee comprised of technical experts within key business functions that meets regularly to implement programs and track progress on key objectives. We report to our stakeholders with respect to the results of our ESG initiatives on an annual basis in our Impact Report.

Additional Information

We make available, free of charge, through our website (www.bellring.com) reports we file with, or furnish to, the Securities and Exchange Commission (the "SEC"), including our annual reports on Forms 10-K, quarterly reports on Forms 10-Q, current reports on Forms 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. The SEC maintains an internet site containing these reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our Corporate Governance Guidelines, our Code of Conduct and the charters of the Audit and Corporate Governance and Compensation Committees of our Board of Directors also are available on our website, where they can be printed free of charge. All of these documents also are available to stockholders at no charge upon request sent to BellRing's corporate secretary (2503 S. Hanley Road, St. Louis, Missouri 63144-2503, Telephone: 314-644-7600). The information and other content contained on our website are not part of (or incorporated by reference in) this report or any other document we file with the SEC.

Information about our Executive Officers

The section below provides information regarding our executive officers as of November 18, 2025:

Darcy H. Davenport, age 52, has served as our President and Chief Executive Officer since September 2019 and has served as a member of our Board of Directors since the completion of our initial public offering (the "IPO"). Until the completion of the IPO, Ms. Davenport served as President of Post's active nutrition business since October 2017 and as President of Premier Nutrition, which became a subsidiary of BellRing Inc. upon completion of our IPO, since November 2016. Ms. Davenport previously served as General Manager of Premier Nutrition from October 2014 to November 2016 and Vice President of Marketing from October 2011 to October 2014. Prior to joining Premier Nutrition, Ms. Davenport served as Director of Brand Marketing at Joint Juice, Inc., a liquid dietary supplement manufacturer, from May 2009 to October 2011, when it combined with Premier Nutrition. Ms. Davenport has served as a member of the board of directors of Blentech Corporation, a company focusing on developing custom-made, food processing solutions including equipment, integrated systems and software, since January 2010. Ms. Davenport earned her undergraduate degree from Princeton University and her MBA from New York University's Leonard N. Stern School of Business.

Paul A. Rode, age 55, has served as our Chief Financial Officer since September 2019 and serves as our principal financial officer and principal accounting officer. Mr. Rode served as Chief Financial Officer of Post's active nutrition business from

May 2015 until the completion of our IPO and as Chief Financial Officer of Consumer Brands, a prior reporting segment of Post, from November 2014 to May 2015. Mr. Rode previously served as Vice President, Finance of Post from January 2014 to November 2014 and Vice President, Corporate Development of Post from October 2013 to January 2014. Prior to joining Post, Mr. Rode served as Vice President, Corporate Controller of Ralcorp Holdings, Inc., which was a publicly traded consumer products company and the former parent company of Post, from February 2010 to September 2013. Mr. Rode earned his undergraduate degree from the University of Kentucky and his MBA from Northwestern University's Kellogg School of Management.

Douglas J. Cornille, age 53, has served as Chief Growth Officer of Premier Nutrition, a subsidiary of ours, since November 2021. Prior to that, he served as Senior Vice President, Marketing of Premier Nutrition since July 2015. Prior to joining Premier Nutrition, Mr. Cornille was Brand Director at Clif Bar & Company, a manufacturer of various food products, from August 2011 to July 2015 and was Senior Brand Manager at Dreyer's Grand Ice Cream Holdings, Inc., a manufacturer of ice cream and frozen yogurt, from September 2003 to August 2011. Mr. Cornille earned his undergraduate degree from Rhodes College and attended Oxford University, St. John's College. Mr. Cornille earned his MBA from Duke University - The Fuqua School of Business.

Craig L. Rosenthal, age 54, has served as our Chief Legal Officer, Chief Compliance Officer and Secretary since September 2023 and, prior to that, served as our Senior Vice President, General Counsel and Secretary since August 2019. Prior to joining BellRing, Mr. Rosenthal was an attorney at Husch Blackwell LLP from May 2019 to August 2019. From January 2018 to May 2019, while complying with the terms of a non-competition agreement entered into with a previous employer that expired in March 2019, Mr. Rosenthal provided legal counsel regarding business transactions to small businesses and individuals. Mr. Rosenthal served as Senior Vice President-Law and Assistant Secretary at Altice USA, Inc., a publicly traded broadband communications and video services provider, from June 2016 to December 2017. Prior to that, Mr. Rosenthal was Senior Vice President, General Counsel and Secretary at Cequel Communications, LLC dba Suddenlink Communications, a telecommunications and technology company, from 2005 to June 2016, when it was acquired by Altice USA, Inc. Previously, Mr. Rosenthal was an attorney at Husch & Eppenberger LLC (now Husch Blackwell LLP). Mr. Rosenthal earned his undergraduate degree from the University of Missouri-Columbia and juris doctorate from Washington University School of Law.

Robin Singh, age 56, has served as Senior Vice President, Operations of Premier Nutrition, a subsidiary of ours, since March 2019. Prior to joining Premier Nutrition, Mr. Singh held various senior leadership positions at Mondelez International, Inc., a publicly traded multinational snack food company, from 1996 until March 2019, including Vice President of Operations from July 2018 to March 2019, Director of Supply Chain Strategy and Supply Chain Reinvention North America from February 2016 to July 2018, and Director of Supply Planning North America from January 2014 to January 2016. Mr. Singh received his Honors Bachelor of Science from the University of Guelph, Ontario and a certificate in the Ivey Operations Program from the Richard Ivey School of Business at the University of Western Ontario.

ITEM 1A.   RISK FACTORS

In addition to the information discussed elsewhere in this report, the following risks and uncertainties, some of which have occurred and any of which may occur in the future, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Although the risks below are organized by heading, and each risk is described separately, many of the risks are interrelated. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, results of operations and cash flows.

Industry and Operating Risks

A substantial amount of our net sales comes from our RTD protein shakes, and a decrease in sales of our RTD protein shakes would adversely affect our business, financial condition, results of operations and cash flows.

A substantial amount of our net sales is derived from our RTD protein shakes. Sales of our RTD protein shakes represented approximately 81.7% of our net sales in our year ended September 30, 2025. We believe that sales of our RTD protein shakes will continue to constitute a substantial amount of our net sales for the foreseeable future. Our business, financial condition, results of operations and cash flows would be harmed by a decline in the market for our RTD protein shakes, increased competition in the market for those products, disruptions in our ability to produce those products, whether due to manufacturer inability, supply chain failures or otherwise, or our failure or inability to provide sufficient investment to support and market those products as needed to maintain or grow their competitive position or to achieve more widespread market acceptance.

We operate in a category with strong competition.

The convenient nutrition category in which we operate is highly competitive. We compete with other brands in the convenient nutrition category and with many nutritional food and beverage players, as well as manufacturers of private label and store brand products. Many of our competitors offer products similar to our products, or a wider range of products than we offer, and may offer their products at more competitive prices than we do. Competition in our industry is based on, among other things, product quality, taste, functional benefits, nutritional value and ingredients, convenience, brand loyalty and positioning, product variety, product packaging, shelf space, price, promotional activities and the ability to identify and satisfy dynamic, emerging consumer preferences. Some of our principal competitors have substantially more financial, marketing and other resources than we have. A strong competitive response from one or more of our competitors to our marketplace efforts, or a shift in consumer preferences to competitors' products, could result in us reducing pricing, increasing marketing or other expenditures or losing market share. Competitive pressures also may restrict our ability to increase our prices, including in response to cost increases. Our profits could decrease if a reduction in prices or increased costs are not counterbalanced with increased sales volume. In addition, our competitors are increasingly using social media networks and digital media platforms to advertise products. If we are unable to use social media and digital media platforms effectively to advertise our products, it could adversely affect our business, financial condition, results of operations and cash flows.

Disruption of our supply chain and changes in weather conditions could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to make, move and sell products in coordination with our suppliers, third-party contract manufacturers and distributors is critical to our success. Damage or disruption to our collective supply, manufacturing or distribution capabilities resulting from weather, freight carrier availability, any potential effects of climate change, natural disaster, pandemics or other outbreaks of contagious diseases, governmental restrictions or mandates, labor shortages, border closures, freight carrier availability, agricultural diseases, fires or evacuations related thereto, explosions, cyber incidents, terrorism, strikes or other labor unrest, repairs or enhancements at facilities manufacturing or delivering our products or other reasons could impair our ability to source inputs or manufacture, sell or timely deliver our products. During fiscal 2022, the COVID-19 pandemic impacted our operations, including causing disruptions in our supply chain.

Changes in weather conditions and natural disasters, such as fires, floods, droughts, frosts, hurricanes, earthquakes, tornadoes, insect infestations and plant disease, also may affect the cost and supply of commodities used as raw materials, including milk-based, whey-based and soy-based proteins, protein blends, sweeteners and vitamin and mineral blends. Further, as we rely on a limited number of third-party suppliers to provide certain ingredients and packaging materials, and one supplier for the majority of our milk-based protein, adverse events affecting such suppliers may limit our ability to obtain such raw materials, or alternatives for these raw materials, at competitive prices, or at all. For example, for our year ended September 30, 2025, approximately 46.3% of our *Premier Protein* RTD shake supply came from our largest third-party contract manufacturer, with approximately 28.0% of our *Premier Protein* RTD shake supply manufactured at a single facility. In addition, production of the RTD protein shakes in the 11 ounce size by our third-party contract manufacturers requires packaging that we currently are sourcing from only one supplier, and equipment that our third-party contract manufacturers are currently sourcing from the same supplier. Our supply of packaging for our 11 ounce *Premier Protein* RTD protein shakes from this supplier comes primarily from three of its locations. Further, a majority of production of our *Premier Protein* RTD protein shakes in the 11.5

ounce size are currently sourced from a single facility of a third-party contract manufacturer. Competitors can be affected differently by weather conditions and natural disasters depending on the location of their suppliers and operations.

We are dependent on third-party contract manufacturers for the manufacture of most of our products, including one manufacturer for nearly half of our RTD protein shakes. Our business could suffer if we do not continue to contract with key third-party manufacturers or as a result of a third-party contract manufacturer's inability to produce our products for us in the quantities required, on time or to our specifications.

All of our RTD protein shakes and most of our other products are manufactured by independent third-party contract manufacturers. For our year ended September 30, 2025, approximately 46.3% of our *Premier Protein* RTD shake supply came from a single manufacturer and approximately 28.0% from a single facility of that manufacturer. Further, a majority of production of our *Premier Protein* RTD protein shakes in the 11.5 ounce size are currently sourced from a single facility of a third-party contract manufacturer. Although we have added additional third-party contract manufacturers of our *Premier Protein* RTD shakes to our third-party contract manufacturing network, if one or more of our third-party contract manufacturers is unable to meet our supply requirements, it could have a material adverse impact on our business, financial condition, results of operations and cash flows. In fiscal 2019, a former third-party contract manufacturer that we had expected to produce less than 10% of our RTD protein shakes for that year did not produce as we expected, which resulted in our termination of our agreement with it. Also, if we experience significant increases in demand for our products, as we did beginning in the second quarter of fiscal 2021 through fiscal 2023, we and these third-party contract manufacturers may not be able to obtain in a timely manner the equipment, ingredients or packaging materials required to manufacture our products and allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our quality standards. Further, as we did in fiscal 2022 through fiscal 2024, we may experience operational difficulties with any of these third-party contract manufacturers, such as limitations on production capacity, failure to meet our quantity requirements, including as a result of pandemics or other outbreaks of contagious diseases, increases in manufacturing costs, errors in complying with product specifications, insufficient quality control and failure to meet production deadlines. In fiscal 2022, fiscal 2023 and into fiscal 2024, we had to limit our stock-keeping units ("SKUs") and place one or more of our products on allocation. In addition, we rely in part on our third-party contract manufacturers to maintain the quality of our products. The failure or inability of our third-party contract manufacturers to comply with the specifications and requirements of our products could result in product withdrawal or recall, which could materially and adversely affect our reputation and subject us to significant liability should the consumption of any of our products cause or be claimed to cause illness or physical harm. For example, in fiscal 2022, a third-party manufacturer that produced less than 2% of our *Premier Protein* RTD protein shakes initiated a recall of all products manufactured in one of its facilities, including our *Premier Protein* RTD protein shakes. The inability of third-party contract manufacturers to ship orders in a timely manner, in desirable quantities or to meet our safety, quality and social compliance standards or regulatory requirements could have a material adverse impact on our business, financial condition, results of operations and cash flows. Additionally, our business could be adversely affected if any of these third parties fail to comply with governmental regulations applicable to the manufacturing of our products or if any of these third parties cease doing business with us or go out of business.

Certain of our relationships with these third parties are subject to minimum volume commitments, whereby the third-party contract manufacturer has committed to produce, and we have committed to purchase, a minimum quantity of product, and we or the contract manufacturer may alternatively pay the other a mostly fixed amount rather than produce or purchase the minimum quantities. Despite the minimum volume commitments, we may nonetheless experience situations where such manufacturers are unable to fulfill their minimum volume obligations under our agreements or cannot produce sufficient amounts of product to meet consumer demand. For example, due to (i) better than expected volume growth for our *Premier Protein* RTD shakes and *Dymatize* powders in fiscal 2022 and, as to *Premier Protein* RTD shakes in fiscal 2023, (ii) delays in production and planned incremental production capacity by our third-party contract manufacturer network and (iii) in the case of *Dymatize* powders, whey protein availability, our customer demand exceeded our available capacity and resulted in *Premier Protein* RTD shakes and *Dymatize* powders inventories below acceptable levels during fiscal 2021 and *Premier Protein* RTD shakes inventories below acceptable levels in fiscal 2022, fiscal 2023 and into fiscal 2024. If we need to replace an existing third-party contract manufacturer, our products may not be available when required on acceptable terms, or at all. Also, if demand for our products is significantly below our expectations, we may be obligated to pay penalties to our third-party contract manufacturers for failing to purchase contracted minimum purchase quantities.

Our reliance on a limited number of suppliers for certain equipment, ingredients and packaging materials, the price and availability of ingredients and packaging materials, higher freight costs and higher energy costs could negatively impact our business, financial condition, results of operations and cash flows.

We rely on a limited number of third-party suppliers to provide certain equipment, ingredients and packaging materials used in our business. The primary ingredients used in our business include milk-based, whey-based and soy-based proteins, protein blends, sweeteners and vitamin and mineral blends, and one supplier provides the majority of our milk-based protein. The supply and price of these ingredients are subject to market conditions and are influenced by many factors beyond our control, including inflation and increased demand, labor shortages, animal feed costs, weather patterns affecting ingredient production, governmental programs, regulations and trade and tariff policies and pandemics or other outbreaks of contagious diseases. Our milk-based and whey-based protein costs have increased and may continue to increase due to factors such as inflation and increased demand, labor shortages, animal feed costs, weather patterns affecting ingredient production, governmental programs and regulations and pandemics or other outbreaks of contagious diseases,. Our primary packaging materials include aseptic foil and plastic lined cardboard cartons, flexible and rigid plastic film and containers, beverage packaging and corrugate. We utilize a sole supplier for the aseptic packaging for, and our third-party contract manufacturers use equipment from the same sole supplier to manufacture, our *Premier Protein* RTD shakes in the 11 ounce size. Although we maintain relationships with suppliers with the objective of ensuring that we have adequate sources for the supply of such ingredients and packaging materials, increases in demand for such items, both within our industry and in general, can result in shortages and higher costs. Our suppliers may not be able to meet our delivery schedules, we may lose a significant or sole supplier, a supplier may not be able to meet performance and quality specifications and we may not be able to purchase such items at a competitive cost. Further, the supply and price of these inputs are subject to market conditions and are impacted by many factors beyond our control, including inflation and increased demand, labor shortages, weather conditions, natural disasters, governmental programs, regulations and trade and tariff policies and pandemics and other outbreaks of contagious diseases. Our freight costs have increased and may continue to increase due to factors such as inflation and increased demand, labor shortages, increased fuel costs, limited carrier availability, increased compliance costs associated with new or changing government regulations, pandemics or other outbreaks of contagious diseases. Higher prices for natural gas, propane, electricity and fuel also may increase our ingredient, production and delivery costs. Historically, the prices of certain of our raw materials, energy and other supplies used in our business have fluctuated widely. In addition, we have experienced shortages of certain of our raw materials, which result in us paying increased costs for such inputs and impact our ability to produce our products.

The prices charged for our products may not reflect changes in our input costs at the time they occur, or at all. Changes in input costs have, and may in the future, limit our ability to maintain existing margins and may have a material adverse effect on our business, financial condition, results of operations and cash flows. While we try to manage the impact of increases in certain of these costs by locking in prices on quantities required to meet our anticipated production requirements, if we fail, or are unable, to hedge and prices subsequently increase, or if we institute a hedge and prices subsequently decrease, our costs may be greater than anticipated or greater than our competitors' costs, and our business, financial condition, results of operations and cash flows could be adversely affected.

Certain of our relationships with third-party ingredient and packaging suppliers are subject to minimum volume commitments, whereby the third-party supplier has committed to sell, and we have committed to purchase, minimum quantities and we or, in some cases the third-party supplier, may alternatively pay the other a mostly fixed amount rather than sell or purchase the minimum quantities. Despite the minimum volume commitments, we may nonetheless experience situations where such third-party suppliers are unable to fulfill their minimum volume obligations under our agreements or cannot provide sufficient amounts ingredients or packaging to meet consumer demand for our products. If we need to replace an existing third-party supplier, our products may not be available when required on acceptable terms, or at all. Also, if demand for our products is significantly below our expectations, we may be obligated to pay penalties to our third-party suppliers for failing to purchase contracted minimum purchase quantities.

We must identify changing consumer and customer preferences and behaviors and develop and offer products to meet these preferences.

Consumer and customer preferences and behaviors evolve over time due to a variety of factors. The success of our business depends on our ability to identify these changing preferences and behaviors, to distinguish between short-term trends and long-term changes in such preferences and behaviors, and to continue to develop and offer products that appeal to consumers and customers through the sales channels that they prefer. Consumer preference and behavior changes include dietary trends, attention to different nutritional aspects of foods and beverages, acceptance and the use of weight management medication, consumer in-home and on-the-go consumption patterns, preferences for certain sales channels, concerns regarding the health effects of certain foods and beverages, attention to sourcing practices relating to ingredients, animal welfare concerns, environmental concerns regarding packaging and attention to other social and governance aspects of our Company and operations. Several of our customers have announced goals to transition to recyclable, compostable or reusable packaging. These changing preferences and requirements could require us to use specially sourced ingredients and packaging types that may be more difficult to source or entail a higher cost or incremental capital investment which we may not be able to pass on to customers.

Consumers are increasingly shopping through eCommerce websites and mobile commerce applications. If we are unable to effectively compete in the expanding eCommerce market or maintain the data analytics capabilities needed to generate actionable commercial insights, our business performance may be impacted, which may negatively impact our financial condition, results of operations and cash flows.

Emerging science and theories regarding health are constantly evolving, and products or methods of eating once considered healthy may over time become disfavored by consumers or no longer be perceived as healthy. Approaches regarding healthy lifestyles also are the subject of numerous studies and publications, often with differing views and opinions, some of which may be adverse to us. The growing acceptance and use of medication to manage weight could negatively affect the demand for many types of food in general, including our products. In order to respond to new and evolving consumer and customer demands, achieve market acceptance and keep pace with new nutritional, technological and other developments, we must constantly introduce new and innovative products into the market. We may not be successful in developing, introducing on a timely basis or marketing any new or enhanced products, and specifically, the initial sales volumes for new or enhanced products may not reach anticipated levels, we may be required to engage in extensive marketing efforts to promote such products, the costs of developing and promoting such products may exceed our expectations and such products may not perform as expected. Further, certain ingredients used in our products may become negatively perceived by consumers, resulting in decreased demand for our products or reformulation of existing products to remove such ingredients, which may negatively affect taste or other qualities. Prolonged negative perceptions concerning the health implications of certain food and beverage products could influence consumer preferences and acceptance of some of our products and marketing programs.

Although we strive to respond to consumer or customer preferences and social expectations, we may not be successful in these efforts. Any significant changes in consumer or customer preferences or our inability to anticipate or react, or effectively introduce new products in response, to such changes could result in reduced demand for our products, which could negatively impact our business, financial condition, results of operations and cash flows.

Our results may be adversely impacted if consumers do not maintain favorable perceptions of our brands.

Maintaining and continually enhancing the value of our brands is critical to the success of our business. Brand value is based in large part on consumer perceptions. Brand value could diminish significantly due to a number of factors, including our products becoming unavailable to consumers, our failure to maintain the quality of our products, the failure of our products to deliver consistently positive consumer experiences, adverse publicity about our or our suppliers' or third-party contract manufacturers' business practices, our products, packaging or ingredients, concerns about food safety, real or perceived health concerns regarding our products or consumer perception that we have acted in an irresponsible manner. Consumer demand for our products also may be impacted by changes in the level of advertising or promotional support. We may need to increase our marketing and advertising spending in order to maintain and increase customer and consumer awareness, protect and grow our existing market share or to promote new products, which could impact our business, financial condition, results of operations and cash flows. However, an increase in our marketing and advertising efforts may not maintain our current reputation or lead to an increase in brand awareness. Negative perceptions of the food and beverage industry as a whole, or the convenient nutrition category, may heighten attention from consumers, third parties, the media, governments, stockholders and other stakeholders to such factors and could adversely affect our brand image. The growing use of social and digital media by consumers, us and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, products or packaging or the food and beverage industry generally on social or digital media (whether factual or not) or security breaches related to use of our social media could seriously damage our brands and reputation. If we do not maintain favorable perceptions of our products and our brands, or if we experience a loss of consumer confidence in our brands, our business, financial condition, results of operations and cash flows could be adversely impacted.

In addition, our success in maintaining and enhancing our brand image depends on our ability to anticipate change and adapt to a rapidly changing marketing and media environment, including our increasing reliance on social media and online, digital and mobile dissemination of marketing and advertising campaigns and the increasing accessibility and speed of dissemination of information. Furthermore, third parties may sell counterfeit or imitation versions of our products that are inferior or pose safety risks. If consumers confuse these counterfeit products for our products or have a bad experience with the counterfeit brand, they might refrain from purchasing our brands in the future, which could harm our brand image and sales. If we do not successfully maintain and enhance our reputation and brand health, then our brands, product sales, financial condition, results of operations and cash flows could be materially and adversely affected.

Our sales and profit growth are dependent upon our ability to expand existing market penetration and enter into new markets.

Successful growth depends on our ability to add new customers, enter into new markets, expand the number of products sold through existing customers and enhance our product portfolio. This growth includes expanding the number of our products retailers offer for sale, our product placement and our ability to secure additional shelf or retail space for our products, as well as increased access to online platforms to sell our products. The expansion of our business depends on our ability to obtain new, or expand our business with existing, customers, such as club, FDM, eCommerce, convenience and specialty customers. Our failure to successfully add new customers, enter into new markets, expand the number of products sold through existing customers and enhance our product portfolio could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Consolidation in our distribution channels, and competitive, economic and other pressures facing our customers, may hurt our profit margins.

Over the past several years, our channels have undergone significant consolidations and certain customers are gaining market share. As this trend continues and such customers grow larger, they have sought, and may continue to seek, to use their position to improve their profitability through improved efficiency, lower pricing, increased reliance on their own brand name products, increased emphasis on generic and other value brands and increased promotional programs. If we are unable to respond to these requirements, our profitability or volume growth could be negatively impacted. Additionally, if any of our customers are consolidated with another entity and the surviving entity of any such consolidation is not a customer or decides to discontinue purchasing our products, we may lose significant amounts of our preexisting business with the acquired customer. Further, the economic and competitive landscape for our customers is constantly changing, such as the emergence of new sales channels, and our customers' responses to those changes could impact our business. Consolidation in our channels also increases the risk that adverse changes to our customers' business operations or financial performance would have a material adverse effect on us.

If our products become contaminated or adulterated, or if they are misbranded or mislabeled, we might need to recall or withdraw those items and we may experience product liability claims.

Selling food products, beverages and nutritional supplements involves a number of legal and other risks, including contamination, spoilage, degradation, tampering, mislabeling or other adulteration. Additionally, many of the raw materials used to make certain of our products, particularly milk-based protein, are vulnerable to spoilage and contamination by naturally occurring molds and pathogens, such as salmonella, and pests. These pathogens may survive in our products as a result of improper handling by customers or consumers. We do not have control over handling procedures once our products have been shipped for distribution. We may need to recall or withdraw some or all of our products if they become damaged, contaminated, adulterated, mislabeled or misbranded, whether caused by us or someone in our manufacturing or supply chain. For example, in fiscal 2022, a third-party manufacturer that produced less than 2% of our *Premier Protein* RTD protein shakes initiated a recall of all products manufactured in one of its facilities, including our *Premier Protein* RTD protein shakes. A recall or withdrawal could result in destruction of product ingredients and inventory, negative publicity, temporary plant closings for us or our third-party contract manufacturers, supply chain interruption, substantial costs of compliance or remediation, fines and increased scrutiny by federal, state and foreign regulatory agencies. New scientific discoveries regarding microbes and food manufacturing may bring additional risks and latent liability. Should consumption of any product cause injury, we may be liable for monetary damages as a result of a judgment against us. In addition, adverse publicity, including claims, whether or not valid, that our products or ingredients are unsafe or of poor quality, may discourage customers or consumers from buying our products or cause production and delivery disruptions. Although we have various insurance programs in place and may have rights to indemnification in certain situations, any of these events or a loss of customer or consumer confidence could have an adverse effect on our business, financial condition, results of operations and cash flows.

Loss of, a significant reduction of purchases by or bankruptcy of a major customer may adversely affect our business, financial condition, results of operations and cash flows.

A limited number of customer accounts represents a large percentage of our combined net sales. Our largest customers, Walmart and its affiliates (which includes Sam's Club), Costco and Amazon, accounted for approximately 74.0% of our net sales in our year ended September 30, 2025.

The success of our business depends, in part, on our ability to maintain our level of sales and product distribution through the club, FDM, eCommerce, specialty and convenience channels. The competition to supply products to these high-volume customers is intense. Currently, we do not have material long-term supply agreements with our customers, and our customers frequently reevaluate the products they carry. A decision by our major customers to decrease the amount of product purchased from us, including in response to shifts in consumer purchasing or traffic trends, sell another brand on an exclusive or priority basis or change the manner of doing business with us could reduce our revenues and materially adversely affect our business, financial condition, results of operations and cash flows. Our customers also may offer branded and private label products that compete directly with our products for retail shelf space and consumer purchases. Accordingly, there is a risk that our customers may give higher priority to their own products or to the products of our competitors. In the event of a loss of any of our large customers, a significant reduction of purchases by any of our large customers or the bankruptcy or serious financial difficulty of any of our large customers, our business, financial condition, results of operations and cash flows may be adversely affected.

Fluctuations in our business due to changes in our promotional activities and seasonality may have an adverse impact on our financial condition, results of operations and cash flows.

We periodically offer a variety of sales and promotional incentives to our customers and consumers. Our net sales and profitability are impacted by the introduction and discontinuance of such sales and promotion incentives. In addition, we have experienced and expect to continue to experience fluctuations in our quarterly results of operations due to the seasonal nature of our business. Seasonality could cause our results of operations for an interim financial period to fluctuate and not be indicative of our full year results. Seasonality also impacts relative revenue and profitability of each quarter of the year, both on a quarter-to-quarter and year-over-year basis. If we fail to effectively manage our inventories, fluctuations in business as a result of promotional activities and seasonality may have an adverse impact on our financial condition, results of operations and cash flows.

Our international operations subject us to additional risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our financial and operational performance. These risks include:

- restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;

- unfavorable changes in tariffs, quotas, trade barriers or other export or import restrictions;

- unfavorable changes in local regulatory requirements that impact our ability to sell our products in that country;

- unfavorable foreign exchange controls and currency exchange rates;

- challenges associated with cross-border product distribution;

- an outbreak of a contagious disease, which may cause us or our distributors, third-party contract manufacturers, vendors or customers to temporarily suspend our or their respective operations in the affected city or country;

- increased exposure to general market and economic conditions, political and economic uncertainty and volatility and other events, including social unrest, government shutdowns, terrorist activity, acts of war and travel restrictions, outside of the U.S.;

- compliance with U.S. laws and regulations affecting operations outside of the U.S., including anti-corruption regulations (such as the U.S. Foreign Corrupt Practices Act), and changes to such laws and regulations;

- compliance with treaties, antitrust and competition laws, data privacy laws (including the General Data Protection Regulation and the E.U.'s General Data Protection Regulation and the E.U.-U.S. Data Privacy Framework), anti-corruption laws (including the U.K. Bribery Act), food safety and marketing laws and other regulatory requirements and a variety of other local, national and multi-national regulations and laws in multiple jurisdictions and changes to such laws and regulations;

- unfavorable changes in foreign tax treaties and policies, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or their interpretations or tax audit implications;

- the difficulty and costs of maintaining effective data security;

- the potential difficulty of enforcing intellectual property and contractual rights;

- increased risk of uncollectible accounts and longer collection cycles;

- unfavorable changes in labor conditions and difficulties in staffing our operations; and

- the difficulty and costs of designing and implementing an effective control environment across geographic regions.

Our financial performance on a U.S. dollar denominated basis is subject to fluctuations in currency exchange rates. Because we have operations and assets in foreign jurisdictions, as well as a portion of our contracts and revenues denominated in foreign currencies, and our consolidated financial statements are presented in U.S. dollars, we must translate our foreign assets, liabilities, revenues and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of foreign currencies relative to the U.S. dollar may negatively affect the value of these items in our consolidated financial statements. Our principal currency exposures are to the Canadian dollar and the Euro. To the extent we fail to manage our foreign currency exposure adequately, we may suffer losses in value of our net investment in a foreign operation, and our business, financial condition, results of operations and cash flows may be negatively affected.

Our market size and related estimates may prove to be inaccurate.

Data for the convenient nutrition category is collected for most, but not all, channels, and as a result, it is difficult to estimate the size of the market and predict the rate at which the market for our products will grow. We estimate the market size of the convenient nutrition category, including by geography, product form and consumer need state, based, in part, upon forecasts and information obtained from independent trade associations, industry publications and surveys and other independent sources, proprietary research studies and management's knowledge of the industry. While these estimates are made in good faith and are based on assumptions and estimates we believe to be reasonable, they may not be accurate.

Our intellectual property rights are valuable and any inability to protect them, or termination of our material intellectual property licenses, could reduce the value of our products and brands and have a material adverse effect on our business.

We consider our intellectual property rights, particularly our trademarks, but also our patents, trade secrets, know-how and copyrights, to be a significant and valuable asset of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as third-party nondisclosure, confidentiality and assignment agreements and confidentiality provisions in third-party agreements and the policing of third party misuses of our intellectual property. Our failure or inability to obtain or maintain adequate protection of our intellectual property rights, or any change in law or other changes that serve to lessen or remove the current legal protections of intellectual property, may diminish our competitiveness and could materially harm our business. We also are subject to risks associated with protection of our trademarks and other intellectual property licensed to distributors of our products and of our trade secrets to our third-party contract manufacturers. If our licensed distributors or third-party contract manufacturers fail to protect our trademarks, trade secrets and other intellectual property, either intentionally or unintentionally, our business, financial condition, results of operations and cash flows may be adversely affected.

We market certain of our products pursuant to intellectual property license agreements. These licenses give us the right to use certain names, characters and logos in connection with our products and to sell the products. If we were to breach any material term of these license agreements and not timely cure the breach, the licensor could terminate the agreement. If the licensor were to terminate our rights to use the names, characters and logos for this reason or any other reason, or if a licensor decided not to renew a license agreement upon the expiration of the license term, the loss of such rights could have a material adverse effect on our business.

We may not be able to effectively manage our growth, which could materially harm our business, financial condition, results of operations and cash flows.

Our growth has placed, and we expect that our continued growth may place, a significant demand on our management, personnel, systems and resources. Our continued growth will require an increased investment by us in our third-party manufacturing relationships, personnel, technology, facilities and financial and management systems and controls, including monitoring and assuring our compliance with applicable regulations. We will need to integrate, train and manage a growing employee base. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected. If we fail to effectively manage our growth, our business, financial condition, results of operations and cash flows could be materially harmed.

Technology failures, cybersecurity incidents and corruption of our data privacy protections could disrupt our operations and negatively impact our business.

We rely on information technology networks and systems to process, transmit and store operating and financial information, to manage and support a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We also depend upon our information technology infrastructure for digital marketing activities and for electronic communications among our locations, personnel, customers, third-party contract manufacturers and suppliers. Our and our third-party manufacturing and distribution facilities and inventory management utilize information technology to increase efficiencies and control costs. Our and our third-party vendors' information technology systems may be vulnerable to a variety of invasions, interruptions or malfunctions due to events beyond our or their control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, power outages, computer viruses, ransomware and malware, hardware or software failures, cybersecurity incidents, hackers and other causes. Such invasions, interruptions or malfunctions could negatively impact our business.

If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain and protect the related automated and manual control processes, or if one of our third-party service providers fails to provide the services we require, we could be subject to billing and collection errors, business disruptions or damage resulting from such events, particularly material security breaches and cybersecurity incidents. Cyberattacks and other cyber incidents are occurring more frequently, are constantly evolving in nature, are becoming more sophisticated and are being made by groups and individuals (including criminal hackers, hacktivists, state-sponsored institutions, terrorist organizations and individuals or groups participating in organized crime) with a wide range of expertise and motives (including monetization of corporate, payment or other internal or personal data, theft of trade secrets and intellectual property for competitive advantage and leverage for political, social, economic and environmental reasons).

If any of our significant information technology systems suffers severe damage, disruption or shutdown, including by malicious or unintentional actions of contractors or employees or by cyber or ransomware attacks, and our business continuity plans do not effectively resolve the issues in a timely manner, our product sales, financial condition, results of operations and cash flows may be materially and adversely affected, and we could experience delays in reporting our financial results. In addition, there is a risk of business interruption, litigation and reputational damage from leaks of confidential or personal information. While we have insurance programs in place related to these matters, the potential liabilities associated with such events, or those that could arise in the future, could be excluded from coverage or, if covered, could exceed the coverage provided by such programs. Although we have not detected a material security breach or cybersecurity incident to date, we have been the target of events of this nature and expect them to continue.

We also are subject to an evolving body of federal, state and foreign laws, regulations, guidelines and principles regarding data privacy, data protection and data security. Several states as well as foreign governments have laws and regulations regulating how businesses collect, use and protect personal information obtained from their data subjects, including the General Data Protection Regulation, the E.U.'s retained version of General Data Protection Regulation, and the California Consumer Privacy Act, as amended by the California Privacy Rights Act, and we could incur substantial fines, other penalties or litigation related to violations of such laws and regulations.

Climate change, or legal or market measures to address climate change, may negatively affect our business, reputation and operations.

Increasing levels of carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. If any of these climate changes has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as milk-based, whey-based and soy-based proteins, protein blends, sweeteners and vitamin and mineral blends. In addition, increases in the frequency and severity of extreme weather and natural disasters may result in damage and disruptions to our manufacturing operations and distribution channels or our third-party contract manufacturers' operations, particularly where a product is primarily sourced from a single location. Also, the impacts of these climate changes may cause unpredictable water availability or exacerbate water scarcity. Water is critical to our business, and the lack of available water of acceptable quality may lead to, among other things, adverse effects on our operations. The increasing concern over climate change and related environmental sustainability matters also may result in more federal, state, local and foreign legal requirements to reduce or mitigate the effects of greenhouse gases or conserve and replenish water. If such laws are enacted, we may experience significant increases in our costs of operation and delivery. Further, our business could be adversely affected if we are unable to effectively address increased concerns from the media, stockholders and other stakeholders on climate change and related environmental sustainability and governance matters. In addition, any failure to achieve goals we may set with respect to reducing our impact on the environment or perception of a failure to act responsibly with respect to the environment can lead to adverse publicity, which could damage our reputation. As a result, climate change could negatively affect our business, financial condition, results of operations and cash flows.

If we pursue acquisitions or other strategic transactions, we may not be able to successfully consummate favorable transactions or successfully integrate acquired businesses.

From time to time, we may evaluate potential acquisitions or other strategic transactions. Evaluating potential transactions, including divestitures, requires additional expenditures (including legal, accounting and due diligence expenses, higher administrative costs to support the acquired entities and information technology, personnel and other integration expenses) and may divert the attention of our management from day-to-day operating matters. Companies or operations we acquire or joint ventures we enter into may not be profitable or may not achieve the anticipated profitability that justify our investments.

With respect to acquisitions, we may not be able to identify suitable candidates, consummate a transaction on terms that are favorable to us or achieve expected returns and other benefits as a result of integration challenges. The successful integration of acquisitions is complex and depends on our ability to manage the operations and personnel of the acquired businesses. Potential difficulties we may encounter as part of the integration process include, but are not limited to, the following: employees may voluntarily or involuntarily separate from employment with us or the acquired businesses because of the acquisitions; our management may have its attention diverted while trying to integrate the acquired businesses; we may encounter obstacles when incorporating the acquired businesses into our operations and management; we may be required to recognize impairment charges; and integration may be more costly or more time consuming and complex or less effective than anticipated. With respect to proposed divestitures of assets or businesses, we may encounter difficulty in finding acquirers or alternative exit strategies on terms that are favorable to us, which could delay the accomplishment of our strategic objectives, or our divestiture activities may require us to recognize impairment charges.

Our corporate development activities may present financial and operational risks and may have adverse effects on existing business relationships with suppliers and customers. Future acquisitions also could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and depreciation and amortization expenses related to certain tangible and intangible assets and increased operating expenses, all of which could, individually or collectively, adversely affect our business, financial condition, results of operations and cash flows.

Financial and Economic Risks

We have substantial debt, which could have a negative impact on our financing options and liquidity position and which could adversely affect our business.

We have a significant amount of debt. As of September 30, 2025, we had $1,090.0 million in aggregate principal amount of total debt. Additionally, our secured revolving credit facility has a remaining borrowing capacity of $247.6 million as of September 30, 2025.

Our overall leverage and the terms of our financing arrangements could:

- limit our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity, particularly if any ratings assigned to our debt securities by ratings organizations were revised downward;

- make it more difficult for us to satisfy the terms of our obligations under the terms of our financing arrangements;

- limit our ability to refinance our indebtedness on terms acceptable to us, or at all;

- limit our flexibility to plan for and to adjust to changing business and market conditions in the industries in which we operate and increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future investments, capital expenditures, working capital, business activities and other general corporate requirements; and

- subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition.

Our ability to pay expenses and satisfy debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including the impact of pandemics and other outbreaks of contagious diseases, potential changes in consumer and customer preferences and behaviors, the success of product and marketing innovation and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or issue additional equity.

Despite our level of indebtedness, we may be able to incur substantially more debt, which could further exacerbate the risks related to our debt leverage.

We may be able to incur significant additional indebtedness in the future. Although the financing arrangements governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness that may be incurred in compliance with these restrictions could be substantial. These restrictions also may not prevent us from incurring certain obligations that may not constitute indebtedness under the documents governing our indebtedness.

The agreements governing our debt contain various covenants that limit our ability to take certain actions and also require us to meet financial maintenance tests, and failure to comply with these covenants could have a material adverse effect on us.

Our financing arrangements contain restrictions, covenants and events of default that, among other things, require us to satisfy certain financial tests and maintain certain financial ratios and restrict our ability to incur additional indebtedness and to refinance our existing indebtedness. Financing arrangements which we enter into in the future could contain similar restrictions and additionally could require us to comply with similar, new or additional financial tests or to maintain similar, new or additional financial ratios. The terms of our financing arrangements, financing arrangements which we enter into in the future and any future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings we may incur. These restrictions include compliance with, or maintenance of, certain financial tests and ratios and may limit or prohibit our ability to, among other things: borrow money or guarantee debt; create liens; pay dividends on or redeem or repurchase stock or other securities; make investments and acquisitions; enter into, or permit to exist, contractual limits on the ability of our subsidiaries to pay dividends to us; enter into new lines of business; enter into transactions with affiliates; and sell assets or merge with other companies.

Various risks, uncertainties and events beyond our control, including the impact of pandemics and other outbreaks of contagious diseases, could affect our ability to comply with these restrictions and covenants. Failure to comply with any of the restrictions and covenants in our existing or future financing arrangements could result in a default under those arrangements and under other arrangements that may contain cross-default provisions. Our credit agreement contains a covenant that requires us to maintain a total net leverage ratio (as defined in our credit agreement) not to exceed 6.00:1.00, as measured as of the last day of each fiscal quarter. A default would permit lenders to accelerate the maturity of the debt under these arrangements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

To service indebtedness and fund other cash needs, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to pay principal and interest on our debt obligations and to fund any planned capital expenditures and other cash needs will depend in part upon the future financial and operating performance of our subsidiaries and upon our ability to renew or refinance borrowings. Prevailing economic conditions and financial, business, our future financial and operating performance, competitive, legislative, regulatory and other factors, many of which are beyond our control, including the impact of pandemics and other outbreaks of contagious diseases, will affect our ability to make these payments.

If we are unable to make payments, refinance our debt or obtain new financing under these circumstances, we may consider other options, including: sales of assets; sale of equity; reductions or delays of capital expenditures, strategic acquisitions, investments and alliances; or negotiations with our lenders to restructure the applicable debt.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us in an amount sufficient, to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our debt on commercially reasonable terms, or at all.

Uncertain or unfavorable economic conditions, including during periods of high inflation, recessions or other economic disruption, could limit consumer and customer demand for our products, increase our costs or otherwise adversely affect us.

The willingness of consumers to purchase our products depends in part on general or local economic conditions and consumers' discretionary spending habits. For instance in each of the past four fiscal years, the U.S. experienced significantly heightened inflationary pressures. In periods of adverse or uncertain economic conditions, including during periods of high inflation or recession concerns, consumers may purchase less of our products, purchase more value or private label products or may forgo certain purchases altogether. In addition, our customers may seek to reduce their inventories in response to those economic conditions. In those circumstances, we could experience a reduction in sales. Further, during economic downturns, it may be more difficult to convince consumers to switch to, or continue to use, our brands or convince new users to choose our brands without expensive sampling programs and price promotions. Also, as a result of economic conditions, we may be unable to raise our prices sufficiently to protect profit margins. We experienced inflationary headwinds in our business during each of the past four fiscal years, and we expect certain inflationary pressures to continue into fiscal 2026. This trend could have a materially adverse impact in the future if inflation rates were to significantly exceed our ability to achieve price increases or cost savings. Further, uncertain or unfavorable economic conditions, has and could continue to negatively impact the financial stability of our customers or suppliers, which could lead to increased uncollectible receivables or non-performance. Current global geopolitical tensions, including related to Ukraine and Israel and the Middle East, may exacerbate any economic downturn and inflation. Any of these events could have an adverse effect on our business, financial condition, results of operations and cash flows.

Increases in interest rates may negatively affect our earnings.

From time to time, including at September 30, 2025, we have debt outstanding with exposure to variable interest rates. As a result, we have in the past been and may in the future be adversely effected by rising interest rates, which will increase the cost of servicing our financial instruments with exposure to interest rate risk and could materially reduce our profitability and cash flows.

Our borrowing costs and access to capital and credit markets could be adversely affected by a downgrade or potential downgrade of our credit ratings.

Rating agencies routinely evaluate us, and their ratings of our long-term and short-term debt are based upon a number of factors, including our cash generating capability, levels of indebtedness, policies with respect to stockholder distributions and financial strength generally, as well as factors beyond our control, such as the then-current state of the economy and our industry generally. Any downgrade of our credit ratings by a credit rating agency, whether as a result of our actions or factors which are beyond our control, can increase our future borrowing costs, impair our ability to access capital and credit markets on terms commercially acceptable to us or at all and result in a reduction in our liquidity. Our borrowing costs and access to capital markets also can be adversely affected if a credit rating agency announces that our ratings are under review for a potential downgrade. An increase in our borrowing costs, limitations on our ability to access the global capital and credit markets or a reduction in our liquidity can adversely affect our financial condition, results of operations and cash flows.

U.S. and global capital and credit market issues, including those that have arisen as a result of heightened inflation and recession or other economic concerns, could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our suppliers and customers.

U.S. and global credit markets have, from time to time, experienced significant dislocations and liquidity disruptions which caused the spreads on prospective debt financings to widen considerably. These circumstances materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive and in certain cases resulted in the unavailability of certain types of debt financing. In fiscal 2025, the U.S. experienced certain inflationary pressures and we expect certain inflationary pressures to continue into fiscal 2026. This and other events affecting the credit markets also have had, and may in the future have, an adverse effect on other financial markets in the U.S., which may make it more difficult or costly for us to raise capital through the issuance of common stock or other equity securities or refinance our existing debt, sell our assets or borrow money, if necessary. Our business also could be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business or increase our interest expense, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Impairment in the carrying value of intangible assets or other long-lived assets could negatively impact our financial condition and results of operations. If our goodwill or other intangible assets or other long-lived assets become impaired, we will be required to record impairment charges, which may be significant.

Our balance sheet includes intangible assets, including goodwill, trademarks, trade names, customer relationships, other acquired intangibles and other long-lived assets. Goodwill is expected to contribute indefinitely to our cash flows and is not amortized. Our management reviews it for impairment on an annual basis or whenever events or changes in circumstances indicate that its carrying value may be impaired. Impairments to intangible assets may be caused by factors outside of our control, such as increasing competitive pricing pressures, lower than expected revenue and profit growth rates, changes in industry earnings before interest, taxes, depreciation and amortization ("EBITDA") and revenue multiples, changes in discount rates based on changes in cost of capital (interest rates, etc.) or the loss or bankruptcy of a significant customer. These factors, along with other internal and external factors, could have a significant negative impact on our fair value determination, which could then result in a material impairment charge recorded in our results of operations. No impairments were recorded in the years ended September 30, 2025, 2024 and 2023. However, we could have impairments in the future.

Unsuccessful implementation of business strategies to reduce costs, or unintended consequences of the implementation of such strategies, may adversely affect our business, financial condition, results of operations and cash flows.

Many of our costs, such as raw materials, packaging, freight and energy, are outside of our control. Therefore, we must seek to reduce costs in other areas, such as through operating efficiency. If we are not able to complete projects designed to reduce costs and increase operating efficiency on time or within budget, or if the implementation of these projects results in unintended consequences, such as business disruptions, distraction of management and employees or reduced productivity, our business, financial condition, results of operations and cash flows may be adversely impacted. In addition, if the cost-saving initiatives we have implemented, or any future cost-saving initiatives, do not generate the expected cost savings and synergies, our business, financial condition, results of operations and cash flows may be adversely affected.

We have incurred, and we will continue to incur, additional fees, costs and expenses to create and maintain the corporate infrastructure to operate as a public company, and we have and we will continue to experience increased ongoing costs and expenses in connection with being a public company.

Prior to our IPO, our business had historically used some of Post's corporate infrastructure and services to support our business functions. The expenses related to establishing and maintaining this infrastructure had been spread across all of Post's businesses and charged to us on a cost-allocation basis. The services historically provided to us by Post included, but were not limited to, finance, information technology, legal, human resources, quality, supply chain and purchasing functions. Following our IPO, we continued to receive some of these services pursuant to a master services agreement with Post, and in connection with the Spin-off, we, Post, Old BellRing and BellRing LLC entered into an amended and restated master services agreement, which was further amended in fiscal 2023. Under the amended and restated master services agreement, Post continues to provide certain of the above described services, and, in general, the services to be provided by Post will continue for the periods specified in the amended and restated master services agreement, but not past March 2026, subject to any subsequent extension or earlier termination as agreed to by the parties. There can be no assurance that all of the functions provided to us by Post under the amended and restated master services agreement will be successfully executed by Post or that we will not have to expend significant efforts or costs materially in excess of those estimated in the master services agreement. Any interruption in these services could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, upon termination of the amended and restated master services agreement, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. There can be no assurance that the transition from Post to us of all of the functions provided to us by Post under the amended and restated master services agreement will be successfully executed. Specifically, effective internal control over financial reporting is necessary for us to provide reliable financial reports. If we fail to properly and efficiently transition and maintain effective internal control over financial reporting, we could fail to report our financial results accurately.

Actual operating results may differ significantly from our guidance and our forward-looking statements.

From time to time, we release guidance regarding our future performance. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in such release and the factors described under "Cautionary Statement on Forward-Looking Statements" in our current and periodic reports filed with the SEC. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party has audited, reviewed, examined, compiled or applied agreed upon procedures with respect to the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto. The independent registered public accounting firm report included in this document relates to our historical financial statements. It does not extend to any guidance and should not be read to do so.

Guidance is based upon a number of assumptions and estimates that, although presented with numerical specificity, are inherently subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance. Investors also should recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

Any failure to successfully implement our operating strategy or the occurrence of any of the risks or uncertainties set forth in this report could result in actual operating results being different than the guidance, and such differences may be adverse and material.

Risks Related to Our Relationship with Post

We have overlapping directors and management with Post, which may lead to conflicting interests or the appearance of conflicting interests.

Certain of our officers and directors also serve as officers or directors of Post. Robert V. Vitale, who serves as Chairman of our Board of Directors, also serves as an officer and director of Post. Our officers and members of our Board of Directors have fiduciary duties to our stockholders. Likewise, any such persons who serve in similar capacities at Post have fiduciary duties to Post's shareholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting us and Post. In addition, some of our officers or members of our Board of Directors may own equity or options to purchase equity in Post. Such ownership interests may create, or appear to create, conflicts of interest when the applicable individuals are faced with decisions that could have different implications for us and Post. The appearance of conflicts of interest created by such overlapping relationships also could impair the confidence of our investors.

Our certificate of incorporation could prevent us from benefiting from corporate opportunities that might otherwise have been available to us.

Our certificate of incorporation includes certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Post and its directors, officers, employees, agents and affiliates and our rights, powers, duties and liabilities and those of our directors, officers, managers, employees and agents in connection with our relationship with Post. In general, and except as may be set forth in any agreement between us and Post, these provisions provide that Post and its affiliates may carry on and conduct any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as us; Post and its affiliates may do business with any of our customers, vendors and lessors; and Post and its affiliates may make investments in any kind of property in which we may make investments. In addition, these provisions provide that we renounce any interest or expectancy to participate in any business of Post or its affiliates.

Moreover, our certificate of incorporation provides that we renounce any interests or expectancy in corporate opportunities which become known to (i) any of our directors, officers, managers, employees or agents who also are directors, officers, employees, agents or affiliates of Post or its affiliates (except that we and our subsidiaries are not deemed affiliates of Post or its affiliates for the purposes of the provision) or (ii) Post or its affiliates. Generally, neither Post nor our directors, officers, managers, employees or agents who also are directors, officers, employees, agents or affiliates of Post or its affiliates will be liable to us or our stockholders for breach of any fiduciary duty solely by reason of the fact that any such person pursues or acquires any corporate opportunity for the account of Post or its affiliates, directs, recommends or transfers such corporate opportunity to Post or its affiliates or does not offer or communicate information regarding such corporate opportunity to us because such person has directed or intends to direct such opportunity to Post or one of its affiliates. This renunciation does not extend to corporate opportunities expressly offered to one of our directors, officers, managers, employees or agents, solely in his or her capacity as a director, officer, manager, employee or agent of us.

These provisions in our certificate of incorporation will cease to apply at such time as none of the directors, officers, employees, agents or affiliates of Post serve as our directors, officers, managers, employees or agents. The corporate opportunity provision may exacerbate conflicts of interest between Post and us because the provision effectively permits one of our directors, officers, managers, employees or agents who also serves as a director, officer, employee, agent or affiliate of Post or its affiliates to choose to direct a corporate opportunity to Post or its affiliates instead of to us.

We may be responsible for U.S. federal income tax liabilities that relate to the Spin-off.

The completion of the Spin-off by Post was conditioned on the receipt by Post of an opinion of a nationally recognized accounting firm or law firm (the "distribution tax counsel" and, together with BellRing tax counsel, "tax counsel") to the effect that the Separation, together with certain contributions made by Post to us, should qualify as a tax-free "reorganization" within the meaning of Sections 368(a) and 355 of the Internal Revenue Code (the "Code") and the Distribution should qualify as a tax-free distribution eligible for nonrecognition within the meaning of Sections 355 and 361 of the Code. The completion of the Spin-off was also conditioned on the receipt by us of an opinion of BellRing tax counsel to the effect that the merger of Merger Sub with and into Old BellRing qualified as a "reorganization" within the meaning of Section 368(a) of the Code or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code. An opinion of tax counsel is not binding on the U.S. Internal Revenue Service (the "IRS"). Accordingly, the IRS may reach conclusions with respect to the distribution that are different from the conclusions reached in the opinions, and any such differing conclusions may result in U.S. federal income tax liability. The opinions were based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter tax counsel's conclusions. We are not aware of any facts or circumstances that would cause any such factual statements or the opinion of tax counsel to be incomplete or untrue.

If all or a portion of the Spin-off does not qualify as a tax-free transaction for any reason, including because any of the factual statements or representations in the legal opinions are incomplete or untrue, Post may recognize a substantial gain for U.S. federal income tax purposes, and we may incur indemnification or other liabilities to Post as a result.

Even if the Distribution otherwise qualifies as a tax-free transaction for U.S. federal income tax purposes, the Distribution will be taxable to Post (but not to Post shareholders) pursuant to Section 355(e) of the Code if there are (or have been) one or more acquisitions (including issuances), directly or indirectly (including through acquisitions of such stock after the completion of the Transactions), of our stock or the stock of Post, representing 50 percent or more, measured by vote or value, of the stock of any such corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the Distribution. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. In general, any acquisition of our common stock within two years before or after the Distribution (with exceptions, including public trading by less-than-5 percent stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. The resulting tax liability would be substantial. Pursuant to a tax matters agreement with Post, we have agreed to indemnify Post for any tax liabilities resulting from such transactions or other actions we take, and Post has agreed to indemnify us for any tax liabilities resulting from transactions entered into by Post.

In addition, pursuant to the tax matters agreement, if and to the extent the Distribution does not qualify as a tax-free transaction, such failure to qualify as a tax-free transaction gives rise to adjustments to the tax basis of assets held by us and our subsidiaries, and we are not required to indemnify Post for any tax liabilities resulting from such failure to qualify as a tax-free transaction, then Post will be entitled to periodic payments from us equal to 85% of the tax savings arising from the aggregate increase to the tax basis of assets held by us and our subsidiaries resulting from such failure and Post and we will negotiate in good faith the terms of a tax receivable agreement to govern the calculation of such payments applying the principles of, and adhering as closely as practicable to, the existing tax receivable agreement between Post and BellRing. Payments under such tax receivable agreement may be substantial, and in certain cases may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement.

Legal and Regulatory Risks

Violations of laws or regulations by us or our third-party contract manufacturers, as well as new laws or regulations or changes to existing laws or regulations, could adversely affect our business.

Our business is subject to a variety of laws and regulations administered by federal, state and local government authorities in the U.S., as well as government authorities outside of the U.S., including requirements related to food safety, quality, manufacturing, processing, storage, marketing, advertising, labeling, distribution, environmental and worker health and workplace safety. Our activities, both inside and outside of the U.S., are subject to extensive regulation. In the U.S., we are regulated by, and our activities are affected by, among other federal, state and local authorities and regulations, the FDA, the USDA, the Federal Trade Commission, the Occupational Safety and Health Administration and Proposition 65. In Europe, we are regulated by, among other authorities, the U.K.'s Food Standards Agency, Health and Safety Executive, Environment Agency, Environmental Health, the Information Commissioners Office and the Trading Standards Office and their equivalents in E.U. member states. We also are regulated by similar authorities elsewhere in the world where our products are distributed.

Governmental regulations also affect taxes and levies, tariffs, import and export restrictions, healthcare costs, energy usage, data privacy and immigration and labor issues, any or all of which may have a direct or indirect effect on our business or the businesses of our customers, suppliers or third-party contract manufacturers. In addition, we could be the target of claims relating to alleged false or deceptive advertising under federal, state and foreign laws and regulations. We also may be impacted by changes to administrative policies, such as business restrictions, tariffs and trade agreements, in markets in which we manufacture, sell or distribute our products.

The impact of current laws and regulations, changes in, or changes in interpretations of, these laws or regulations or the introduction of new laws or regulations could increase the costs of doing business for us or our customers or suppliers or third-party contract manufacturers, causing our business, financial condition, results of operations and cash flows to be adversely affected. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, revocations of required licenses, detention, seizure, injunctions or recalls, as well as potential criminal sanctions, any or all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

It also is possible that federal, state, local or foreign enforcement authorities might take regulatory or enforcement action, which could result in significant fines or penalties, revocations of required licenses or injunctions, as well as potential criminal sanctions. If we are found to be significantly out of compliance, an enforcement authority could issue a warning letter and/or institute enforcement actions that could result in additional costs, substantial delays in production or even a temporary shutdown in manufacturing and product sales. Also, we may have to recall product or otherwise remove product from the market, and temporarily cease its manufacture and distribution, which would increase our costs and reduce our revenues. Any product liability claims resulting from the failure to comply with applicable laws and regulations would be expensive to defend and could result in substantial damage awards against us or harm our reputation. Any of these events would negatively impact our revenues and costs of operations.

We also may be impacted by changes to administrative policies, such as business restrictions, tariffs and trade agreements, in markets in which we or our third-party contract manufacturers manufacture, sell or distribute our products.

Certain of our products are subject to a higher level of regulatory scrutiny, resulting in increased costs of operations and the potential for delays in product sales.

Certain of our products are regulated by the FDA as dietary supplements, which are subject to FDA regulations and levels of regulatory scrutiny different from those applicable to conventional food. Internationally, the convenient nutrition category is regulated as food and dietary supplements. Such heightened regulatory scrutiny results in increased costs of operations and the potential for delays in product sales. In addition, there is some risk that product classifications could be changed by the regulators, which could result in significant fines, penalties, discontinued distribution and relabeling costs. Any of these events would negatively impact our revenues and costs of operations.

Pending and future litigation and claims may impair our reputation or lead us to incur significant costs.

We are, or may become, party to various lawsuits and claims arising in the normal course of business, which may include lawsuits or claims relating to contracts, third-party contract manufacturers, intellectual property infringement, product recalls, product liability, false or deceptive advertising, employment matters, environmental matters or other aspects of our business. Lawsuits filed against food and beverage companies alleging deceptive advertising and labeling and those alleging noncompliance with food ingredient and packaging requirements continue to increase. In addition, actions we have taken or may take, or decisions we have made or may make, may result in legal claims or litigation against us. Negative publicity resulting from allegations made in lawsuits or claims asserted against us, whether or not valid, may adversely affect our reputation. In addition, we may be required to pay damage awards or settlements, become subject to injunctions or other equitable remedies, be required to modify our business processes, practices or products or be required to stop selling certain of our products. For instance, one of our operating subsidiaries, Premier Nutrition, LLC, is a defendant in several class action lawsuits related to its *Joint Juice* product, which it discontinued in the first quarter of fiscal 2023. At September 30, 2025, we had accrued $90.0 million related to these matters. In addition, intellectual property infringement litigation or claims could cause us to cease making, licensing or using products that incorporate the challenged intellectual property, require us to redesign or rebrand our products or packaging, if feasible, or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property. Any or all of these consequences could have a material adverse effect on our financial condition, results of operations and cash flows. The outcome of litigation is often difficult to predict, and the outcome of pending or future litigation may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Although we have various insurance programs in place, the potential liabilities associated with lawsuits and claims could be excluded from coverage or, if covered, could exceed the coverage provided by such programs. In addition, insurance carriers may seek to rescind or deny coverage with respect to pending or future claims or lawsuits. If we do not have sufficient coverage under our policies, or if coverage is denied, we may be required to make material payments to settle litigation or satisfy any judgment. Any of these consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to environmental laws and regulations that can impose significant costs and expose us to potential financial liabilities.

We and our third-party contract manufacturers and other vendors and suppliers are subject to extensive federal, state, local and foreign laws and regulations relating to the protection of human health and the environment, including those limiting the discharge and release of pollutants into the environment and those regulating the transport, storage, disposal and remediation of, and exposure to, solid and hazardous wastes. Certain environmental laws and regulations can impose joint and several liability without regard to fault on responsible parties, including past and present owners and operators of sites, related to cleaning up sites at which hazardous materials were disposed of or released. Failure to comply with environmental laws and regulations could result in severe fines and penalties by governments or courts of law. In addition, future laws may more stringently regulate the emission of greenhouse gases, particularly carbon dioxide and methane.

Future events, such as new or more stringent environmental laws and regulations, new environmental claims, the discovery of currently unknown environmental conditions requiring responsive action or more vigorous interpretations or enforcement of existing environmental laws and regulations, might require us to incur additional costs that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increasing scrutiny and evolving expectations and in some cases conflicting expectations from customers, suppliers, regulators, investors, and other stakeholders with respect to our environmental, social and governance ("ESG" practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from regulators, investors, customers, suppliers and other stakeholders related to their ESG practices. Investor advocacy groups, investment funds and influential investors are increasingly focused on these practices. Also, customers and suppliers may impose ESG-related requirements as a condition to doing business with us. Our need to comply with new or more stringent ESG-related laws or regulations or ESG-related requirements of customers, suppliers, regulators or other third parties could increase our overall operational costs.

Failure to adapt to or comply with legal or regulatory requirements or investor or other stakeholder expectations and standards, or our failure to meet our own ESG-related targets or goals that we publish, could expose us to increased scrutiny from the investment community as well as governmental enforcement or private litigation. Similarly, our inability to meet any ESG-related conditions of customers or suppliers or other companies that we seek to do business with could have a material adverse impact on our ability to initiate or maintain business relationships with these parties. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, financial condition, results of operations and cash flows.

In contrast to the legal, regulatory and stakeholder expectations described above, in recent years, a change in sentiment against certain ESG matters has also gained momentum across the United States at national, state and local levels, referred to by some as "anti-ESG" efforts, with several states and policymakers having proposed or enacted anti-ESG policies, legislation or initiatives. Anti-ESG policies, legislation, initiatives, litigation, legal decisions and scrutiny could result in investigations, litigation or enforcement actions against us by governments, regulators or private parties. Although we believe our ESG-related policies and practices are materially compliant with applicable laws, regulations, and orders, there can be no assurance that a governmental or private party will not challenge them. The assertion of claims and ensuing investigations, litigation, enforcement actions or other legal proceedings, regardless of their merit or outcome, could result in substantial cost to us, divert management's time and attention from operations, damage our reputation and harm our business. However, efforts we might take to mitigate these risks could run contrary to conflicting expectations of other stakeholders as described above and similarly harm our reputation and business.

We make statements about our targets, goals and initiatives relating to ESG matters, including particularly climate change and sustainability, through our Impact Report, our other non-financial reports, information provided on our website and other communications. The forward-looking statements we make regarding climate change and sustainability reflect our plans and aspirations but are not guarantees that we will achieve them. These statements are based on estimates, assumptions and predictions and rely on data and analytics from third parties that we do not control and cannot independently. Pursuing these goals and initiatives involves risks and uncertainties and may require substantial investments. Our failure, or perceived failure, to accomplish or accurately track and report on our ESG goals, further our ESG initiatives, or adhere to our other public ESG-related statements could adversely affect our reputation, expose us to increased scrutiny from the investment community, and lead to governmental enforcement or private litigation, any of which could have a material adverse effect on our reputation and on our business, financial condition, or results of operations.

Standards for tracking and reporting ESG matters, particularly in regards to climate change and sustainability, continue to evolve. Our use of disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. This may result in a lack of consistent or meaningful comparative data from period to period or between us and other companies in the same industry. In addition, our processes and controls may not comply with evolving standards for identifying, measuring and reporting ESG metrics, including ESG-related disclosures that may be required by regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. Lastly, our reported climate and sustainability metrics are developed with the assistance of third parties in part based on their proprietary analytics of our business, which we cannot independently verify. Any failure or perceived failure by us to accurately report ESG-related metrics or targets, whether legally mandated or voluntarily disclosed, could have a material adverse effect on our reputation and on our business, financial condition, or results of operations.

Risks Related to Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile.

The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks and uncertainties discussed in this report or for reasons unrelated to our specific performance, such as reports by industry analysts, our failure to meet analysts' earnings estimates, investor perceptions, or negative developments relating to our customers, competitors or suppliers, as well as general economic and industry conditions. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies.

We may not declare or pay any dividends on our common stock for the foreseeable future.

We may retain future earnings, if any, for future operations, expansion and debt repayment. We have not paid cash dividends to date and have no current plans to pay any cash dividends for the foreseeable future. Consequently, our stockholders must rely on sales of their shares of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Any future determination to pay dividends, including timing and amount, will be at the discretion of our Board of Directors and subject to, among other things, our compliance with applicable law, and depend on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our Board of Directors may deem relevant. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries and our ability to pay dividends may be further restricted as a result of the laws of our subsidiaries' jurisdictions of organization or their agreements, including agreements governing indebtedness.

Our certificate of incorporation and bylaws and provisions of Delaware law may discourage or prevent strategic transactions, including a takeover of the Company, even if such a transaction would be beneficial to our stockholders.

Provisions contained in our certificate of incorporation and bylaws and provisions of the General Corporation Law of the State of Delaware (the "DGCL") could delay or prevent a third party from entering into a strategic transaction with us, as applicable, even if such transaction would benefit our stockholders. For example, our certificate of incorporation and bylaws:

- until our 2027 annual meeting, at which time the classification of our Board of Directors will sunset, divide the members of the Board of Directors into three classes with staggered three-year terms, which may delay or prevent a change of our management or a change on control;

- authorize the issuance of "blank-check" preferred stock that could be issued by us upon approval of the Board of Directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

- provide that directors may be removed from office only for cause and that any vacancy or newly created directorships on the Board of Directors may only be filled by a majority of directors then in office, which may make it difficult for other stockholders to reconstitute the Board of Directors;

- provide that special meetings of the stockholders may be called only upon the request of a majority of the Board of Directors or by the chairman of the Board of Directors or the chief executive officer;

- prohibit stockholder action by written consent and require that any action to be taken by stockholders be taken at an annual or special meeting of stockholders; and

- require advance notice to be given by stockholders for any stockholder proposals or director nominees.

These restrictions and provisions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. These restrictions could also limit stockholder value by impeding a sale of the Company.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware (the "Court of Chancery") (or, if the Court of Chancery does not have subject matter jurisdiction, the federal district court for the State of Delaware) is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty;

- any action asserting a claim against us arising pursuant to the DGCL; and

- any action asserting a claim against us that is governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, for which the U.S. federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. However, our certificate of incorporation also provides that U.S. federal courts will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action or proceeding arising under the Securities Act. While the Delaware courts have determined that choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than that designated in the Company's exclusive forum provision. Although our certificate of incorporation contains the exclusive forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. The exclusive forum provision shall not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

General Risks

Changes in tax laws may adversely affect us, and the IRS or a court may disagree with our tax positions, which may result in adverse effects on our business, financial condition, results of operations and cash flows.

There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly; impose new limitations on deductions, credits or other tax benefits; or make other changes that may adversely affect the performance of an investment in our stock. Furthermore, there is no assurance that the IRS or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to operate successfully if we are unable to recruit, hire, retain and develop key personnel and a qualified and diverse workforce. In addition, temporary workforce disruptions or the inability of our employees to safely perform their jobs for any reason, including as a result of illness, could adversely impact our business, financial condition, results of operations and cash flows.

We depend upon the skills, working relationships and continued services of key personnel, including our senior management team. In addition, our ability to achieve our operating goals depends upon our ability to recruit, hire, retain and develop qualified and diverse personnel to operate and expand our business. We compete with other companies both within and outside of our industry for talented personnel. If we lose key personnel, or one or more members of our senior management team, and we fail to develop adequate succession plans, or if we fail to hire, retain and develop a sufficient number of qualified and diverse employees to operate and expand our business, our business, financial condition, results of operations and cash flows could be harmed.

Our business is dependent upon our employees being able to safely perform their jobs. If we experience workforce disruptions or periods where our employees are unable to safely perform their jobs for any reason, including as a result of illness or restrictions put in place by governmental authorities, our business, financial condition, results of operations and cash flows could be adversely affected.

Increases in labor-related costs, including costs of medical and other employee health and welfare benefits, may reduce our profitability.

Inflationary pressures and shortages in the labor market have increased, and could continue to increase, our labor costs, which could negatively impact our profitability. With approximately 530 employees as of November 1, 2025, our profitability may be substantially affected by costs of medical and other health and welfare benefits for these employees. Although we try to control these costs, they can vary because of changes in healthcare laws and claims experience, which have the potential to increase the cost of providing medical and other employee health and welfare benefits. Any substantial increase could negatively affect our profitability.

If we are unable to continue to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned, and the price of our common stock could suffer.

Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries' internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures, our management is required to assess and issue a report concerning our internal control over financial reporting and our independent registered public accounting firm is required to issue an opinion on its audit of our internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies which may not be remedied in time to meet the deadlines imposed by SOX and SEC rules. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken and the price of our common stock may suffer. In addition, in the event we do not maintain effective internal control over financial reporting, we might fail to timely prevent or detect potential financial misstatements. As of September 30, 2025, management determined that our internal control over financial reporting was effective.

Actions of stockholders could cause us to incur substantial costs, divert management's attention and resources and have an adverse effect on our business.

We may, from time to time, be subject to proposals and other requests from stockholders urging us to take certain corporate actions, including proposals seeking to influence our corporate policies or effect a change in our management. In the event of such stockholder proposals, particularly with respect to matters which our management and Board of Directors, in exercising their fiduciary duties, disagree with or have determined not to pursue, our business could be adversely affected because responding to actions and requests of stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Additionally, perceived uncertainties as to our future direction may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel, business partners and customers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Overview and Leadership

Our enterprise risk management framework addresses cybersecurity risk along with other risks as part of our overall enterprise risk management process. We maintain a comprehensive information technology, data governance and cybersecurity program that leverages people, processes and technology to support our information technology systems and detect, identify, prevent, defend against and mitigate information technology and data security risks. Our cybersecurity program is aligned with the National Institute of Standards and Technology Cybersecurity Framework. This framework encompasses key processes, policies and controls to ensure protection, detection, identification, response and recovery capabilities across our organization.

Our information security program also addresses cybersecurity risks associated with our use of third-party service providers, including cybersecurity vendors, cybersecurity software and hardware providers, other vendors and customers, service providers and other parties with access to our systems and data as well as the systems of third parties that could adversely affect our operations or business in the event of a cybersecurity incident affecting those third-party systems. We use systems and processes designed to assess, identify and reduce the potential impact of a cybersecurity incident at any of our third-party service providers. We assess information security controls of certain of our third-party service providers as part of our third-party information technology risk due diligence, and we conduct third-party vulnerability analyses regularly.

Information security is integral to our information technology strategy, with accountability embedded at all organizational levels, including our operations, management and Board of Directors. Key elements include:

- Managed Detection and Response ("MDR") & Security Operations Center ("SOC"): Our operations team employs MDR and a SOC for round-the-clock monitoring of cyber threats and vulnerabilities.

- Vulnerability Management: We maintain technology solutions for cybersecurity prevention and defense, including outside firewalls, multi-factor authentication systems, separate intrusion prevention and detection systems, anti-virus and anti-malware products and remote access controls. Continuous vulnerability scoring helps us address emerging risks objectively and proactively.

- Incident Response: Security incidents are managed through established protocols, with escalations to senior management to assess materiality and disclosure requirements. Our information security team develops, implements and regularly tests incident response and information recovery plans designed to assess and respond to cybersecurity threats and incidents.

- Board Oversight: The Audit Committee of our Board of Directors is responsible for the oversight of cybersecurity risks. It receives regular updates and presentations on our cybersecurity environment, including strategies, processes and policies, cybersecurity incidents, risks and threats, cybersecurity projects we have implemented and plan to implement and other cybersecurity developments and industry trends. These updates are led by our Chief Information Officer, a seasoned information technology professional with over 20 years of experience, supported by a dedicated security team. The chair of the Audit Committee reports to the full Board of Directors after each meeting.

- Risk Management: Cybersecurity risks are either mitigated or documented in a risk register for non-material risks. Non-material risks are reviewed periodically to ensure continuous improvement and timely resolution. In addition, we maintain insurance to help reduce our exposure from potential losses should a cybersecurity incident arise.

Use of Third Parties

We collaborate with, and intend to continue to collaborate with, nationally recognized third-party experts for specialized security functions in rapidly evolving areas. This partnership approach enables us to leverage advanced expertise in threat identification, penetration testing, tabletop exercises, maturity assessments, training, awareness and incident response.

We routinely evaluate third-party certifications (such as SOC and Insurance Services Office reports) for applications within the scope of our financial audits, supplementing these with bridge letters and internal controls when necessary. Additionally, our security team uses advanced software to assess third-party security postures, providing maturity scores that inform risk management and foster continuous improvement throughout our partnerships.

Training and Preparedness

The Company mandates ongoing cybersecurity training for all employees, covering a broad range of relevant topics. High-risk roles receive additional specialized training. We conduct regular phishing and social engineering simulations, with organization-wide reporting of results. Leadership teams also participate in annual tabletop exercises (simulated security incidents) to reinforce preparedness and refine our response plan. In addition, we maintain cybersecurity insurance to provide an added layer of protection and support in the event of a significant cybersecurity incident.

Effect of Cybersecurity Events

While no previous cybersecurity incidents have materially affected the Company, a cybersecurity incident could have a material effect on our results of operations and financial condition. As described above under "Item 1A-Risk Factors - Technology failures, cybersecurity incidents and corruption of our data privacy protections could disrupt our operations and negatively impact our business," a material cybersecurity incident could disrupt our business, lead to the loss of data or cause us to suffer financial and/or reputational damage, in addition to litigation or remediation costs or penalties.

ITEM 2.   PROPERTIES

We lease our principal executive offices in St. Louis, Missouri. Our other administrative offices, as well as the warehousing, distribution and research and development facilities of our principal operations, are described below. While our products are primarily manufactured by third-party contract manufacturers, we also own one manufacturing facility. For additional information regarding our third-party manufacturing network, see "Business - Supply Chain" in Item 1 of this report.

We lease research and development facilities and administrative offices in Emeryville, California. We also lease administrative offices in Dallas, Texas; Rogers, Arkansas; Munich, Germany and Worb, Switzerland. Through third-party logistics firms, we lease warehouse space in Tagelswangen, Switzerland and a distribution center with warehouse space in Kleve, Germany. We also manufacture protein and energy bars and gels and conduct research and development through an owned facility in Voerde, Germany. Management believes our facilities generally are in good operating condition. In conjunction with our arrangements with third-party contract manufacturers, management believes, taken as a whole, our facilities generally are suitable, adequate and of sufficient capacity for our current operations. See "Risk Factors" included in Item 1A of this report for more information about our supply chain and related risks.

ITEM 3.   LEGAL PROCEEDINGS

The information required under this Item 3 is set forth in Note 14 within "Notes to Consolidated Financial Statements" included in Item 8 of this report and is incorporated herein by this reference. For disclosure of environmental proceedings with a governmental entity as a party pursuant to Item 103(c)(3)(iii) of Regulation S-K, the Company has elected to disclose matters where the Company reasonably believes such proceeding would result in monetary sanctions, exclusive of interest and costs, of $1.0 million or more. Applying this threshold, there are no such environmental proceedings pending as of the filing date of this report or that were resolved during the three months ended September 30, 2025.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Stock

Our common stock is traded on the New York Stock Exchange (the "NYSE") under the trading symbol "BRBR." There were approximately 3,263 stockholders of record on November 11, 2025.

Dividends

We may not pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends, and the amount and timing of any such payment, will be at the discretion of our Board of Directors and subject to, among other things, our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects, our cash flow and liquidity position and other factors that our Board of Directors may deem relevant.

Issuer Purchases of Equity Securities

The following table sets forth information with respect to repurchases of shares of our common stock during the three months ended September 30, 2025 and our common stock repurchase authorization.

Period	Total Number of Shares Purchased	Average Price Paid per Share (a)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (b)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (b)
July 1, 2025 - July 31, 2025	—	$ —	—	$197,039,286
August 1, 2025 - August 31, 2025	3,082,892	$ 40.02	3,082,892	$73,654,768
September 1, 2025 - September 30, 2025	2,083,438	$ 40.08	2,083,438	$316,503,311
Total	5,166,330	$ 40.04	5,166,330	$316,503,311

(a)   Does not include broker's commissions or accrued excise tax.

(b)   On March 6, 2025, the Company's Board of Directors approved a $300,000,000 repurchase authorization with respect to shares of the Company's common stock (the "Prior Authorization"). The Prior Authorization was effective on March 6, 2025 and was cancelled effective August 29, 2025. On September 2, 2025, the Company's Board of Directors approved a new $400,000,000 repurchase authorization with respect to shares of the Company's common stock (the "New Authorization"). The New Authorization was effective on September 2, 2025 and has an expiration date of September 2, 2027. Repurchases may be made from time to time in the open market, private purchases, through forward, derivative, accelerated repurchase or automatic purchase transactions, or otherwise.

Performance Graph

The following performance graph compares the changes, for the period indicated, in the cumulative total value of $100 hypothetically invested in each of (i) our publicly traded common stock; (ii) the Russell 1000 index; and (iii) the S&P 1500 Packaged Foods & Meats Index.

The graph covers the period from September 30, 2020 through September 30, 2025.



COMPARISON OF CUMULATIVE TOTAL RETURN *
Among BellRing Brands, Inc., the Russell 1000 Index and the S&P 1500 Packaged Foods & Meats Index

* $100 invested on September 30, 2020 in stock or index. Our publicly traded common stock includes our Class A common stock, $0.01 par value per share prior to March 10, 2022 and our BellRing common stock, $0.01 par value per share subsequent to March 10, 2022. On March 10, 2022, each share of the Class A common stock was converted into one share of BellRing common stock plus $2.97 in cash in connection with Post Holdings, Inc.'s distribution of our common stock to its shareholders in a spin-off transaction The cumulative total return of our publicly traded common stock includes the reinvestment of the $2.97 cash payment.

Performance Graph Data

	BellRing Brands, Inc. ($)	Russell 1000 Index ($)	S&P 1500 Packaged Foods & Meats Index ($)
9/30/2020	100.00	100.00	100.00
9/30/2021	148.26	130.95	105.62
9/30/2022	110.80	108.39	111.28
9/29/2023	221.66	131.34	113.94
9/30/2024	326.44	178.18	126.32
9/30/2025	195.42	209.76	107.00

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or subject to the liabilities of the Exchange Act, nor shall it be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and capital resources of BellRing Brands, Inc. and its consolidated subsidiaries. This discussion should be read in conjunction with the financial statements under Item 8 of this report and the "Cautionary Statement on Forward-Looking Statements" on page 1. The terms "our," "we," "us," "Company" and "BellRing" refer to BellRing Brands, Inc. and its consolidated subsidiaries.

The following should be read in conjunction with the discussion and analysis of our fiscal 2024 results compared to our fiscal 2023 results, including any related discussion of fiscal 2023 results and activity, which can be found in Item 7 under the title "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended September 30, 2024, and such discussion and analysis is incorporated by reference herein.

OVERVIEW

We are a consumer products holding company operating in the global convenient nutrition category and are a provider of ready-to-drink ("RTD") protein shakes and powders. We have a single operating and reportable segment, with our principal products being protein-based consumer goods. Our primary brands are *Premier Protein* and *Dymatize*.

Industry & Company Trends

The success of companies in the convenient nutrition category is driven by how well such companies can grow, develop and differentiate their brands. We expect the convergence of several factors to support the continued growth of the convenient nutrition category, including:

- consumers' increasingly dedicated pursuit of active lifestyles and growing interest in nutrition and wellness (including the use of GLP-1 medication);

- growing awareness of the numerous health benefits of protein, including sustained energy, muscle recovery and satiety; and

- a rise in snacking and the desire for products that can be consumed on-the-go as nutritious snacks or meal replacements.

Nonetheless, the consumer food and beverage industry faces a number of challenges and uncertainties, including:

- the highly competitive nature of the industry, which involves competition from a host of nutritional food and beverage companies, including manufacturers of other branded food and beverage products as well as manufacturers of private label and store brand products;

- changing consumer preferences which require food manufacturers to identify changing preferences and to offer products that appeal to consumers; and

- inflationary pressures (see "Market Trends" below for further information).

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our sales and operating profit margins because of customer spending patterns and timing of our key retailers' promotional activity. Historically, our first fiscal quarter is seasonally low for all brands driven by a slowdown of consumption of our products during the holiday season. Sales are typically higher throughout the remainder of the fiscal year as a result of promotional activity at key retailers as well as organic growth of the business.

Market Trends

During fiscal 2024, inflationary pressures on protein costs eased while other costs, such as packaging and manufacturing, faced inflationary pressures. During fiscal 2025, input costs, including raw material, packaging and manufacturing costs, have faced inflationary pressures. In addition, we anticipate that announced tariffs, and any potential future modifications or incremental tariffs, could increase supply chain challenges, commodity cost volatility and consumer and economic uncertainty due to rapid changes in global trade policies. We expect these trends to have a materially adverse impact on our results of operations if we are unable to mitigate the impact on our business.

For additional discussion, refer to "Liquidity and Capital Resources" within this section, as well as "Cautionary Statement on Forward-Looking Statements" on page 1 of this report and "Risk Factors" in Part I of this report.

Items Affecting Comparability

During the years ended September 30, 2025 and 2024, net sales and/or operating profit were impacted by the following items:

- accelerated amortization of $17.4 million for the year ended September 30, 2024 related to the discontinuance of the *PowerBar* business in North America; and

- provision for legal matters of $69.0 million for the year ended September 30, 2025. For additional information, refer to Note 14 within "Notes to Consolidated Financial Statements" in Item 8 of this report.

For further discussion, refer to "Results of Operations" below.

RESULTS OF OPERATIONS

	Year Ended September 30,		Change in	
dollars in millions	**2025**	**2024**	**$**	**%**
Net Sales	$2,316.6	$1,996.2	$ 320.4	16 %
Operating Profit	$ 357.4	$ 387.7	$ (30.3)	(8)%
Interest expense, net	68.4	58.3	10.1	17 %
Income tax expense	72.8	82.9	(10.1)	(12)%
Net Earnings	$ 216.2	$ 246.5	$ (30.3)	(12)%

Net Sales

Net sales increased $320.4 million, or 16%, during the year ended September 30, 2025 compared to the prior year. Sales of *Premier Protein* products were up $286.3 million, or 17%, driven by 15% higher volumes primarily due to distribution gains and incremental promotional activity. Average net selling prices increased due to targeted price increases, partially offset by incremental promotional activity. Sales of *Dymatize* products were up $32.8 million, or 13%, driven by 23% higher volumes primarily due to higher international volumes. Average net selling prices decreased due to unfavorable product mix. Sales of all other products were up $1.3 million.

Operating Profit

Operating profit decreased $30.3 million, or 8%, during the year ended September 30, 2025 compared to the prior year. This decrease was primarily driven by a provision for legal matters of $69.0 million in the current year, higher net product costs of $72.1 million (driven by higher raw material and manufacturing costs, partially offset by lower freight costs), increased advertising expense of $13.9 million and higher warehousing and distribution costs of $12.0 million. These negative impacts were partially offset by higher net sales, as previously discussed, and accelerated amortization of $17.4 million recorded in the prior year related to the discontinuance of the *PowerBar* business in North America.

Interest Expense, Net

Interest expense, net increased $10.1 million during the year ended September 30, 2025 compared to the prior year primarily due to higher outstanding borrowings under our Revolving Credit Facility (as defined in "Liquidity and Capital Resources" within this section). As a result, the weighted-average interest rate on our total outstanding debt increased to 7.1% for the year ended September 30, 2025 from 7.0% for the year ended September 30, 2024. See Note 13 within "Notes to Consolidated Financial Statements" for additional information on our debt.

Income Tax Expense

Our effective income tax rate was 25.2% for both fiscal 2025 and 2024. The following table presents the reconciliation of income tax expense with amounts computed at the United States ("U.S.") federal statutory tax rate.

	Year Ended September 30,	
dollars in millions	**2025**	**2024**
Computed tax at federal statutory rate (21%)	$ 60.7	$ 69.2
State income taxes, net of effect on federal tax	12.6	13.5
Non-deductible compensation	5.6	3.2
Other, net (none in excess of 5% of computed tax)	(6.1)	(3.0)
Income tax expense	$ 72.8	$ 82.9

LIQUIDITY AND CAPITAL RESOURCES

On March 10, 2022, we entered into a credit agreement (as amended, the "Credit Agreement"), which provided for a revolving credit facility in an aggregate principal amount of $250.0 million (the "Revolving Credit Facility"). On August 22, 2025, we entered into a First Amendment to the Credit Agreement (the "Amendment") which, among other matters, (i) increased the aggregate principal amount available under the Revolving Credit Facility to $500.0 million, (ii) extended the maturity date of the Revolving Credit Facility to August 22, 2030 provided that if on December 14, 2029, our 7.00% Senior Notes maturing in March 2030 have not been redeemed in full in cash or refinanced and replaced in full with notes and/or loans maturing at least 91 days after August 22, 2030, then the maturity date of the Revolving Credit Facility will be December 14, 2029, (iii) reduced the interest rate on borrowings under the Revolving Credit Facility and (iv) broadened certain exceptions to covenants contained in the Credit Agreement that would otherwise restrict certain activities by us, such as repurchases of our common stock. We incurred $2.1 million of financing fees in connection with the Amendment, which were deferred and are being amortized to interest expense over the term of the Revolving Credit Facility.

Letters of credit are available under the Revolving Credit Facility in an aggregate amount of up to $20.0 million. The Credit Agreement provides for potential incremental revolving and term facilities at the Company's request and at the discretion of the lenders or other persons providing such incremental facilities, in each case on terms to be determined, and also permits the Company to incur other secured or unsecured debt, in all cases subject to conditions and limitations specified in the Credit Agreement.

During the years ended September 30, 2025 and 2024, we borrowed $700.0 million and zero, respectively, and repaid $450.0 million and $25.0 million, respectively, under the Revolving Credit Facility. As of September 30, 2025, we had $247.6 million of available borrowing capacity and $2.4 million letters of credit outstanding under the Revolving Credit Facility.

During the years ended September 30, 2025 and 2024, we repurchased 9.0 million and 2.6 million shares, respectively, of our common stock at an average share price of $52.62 and $56.12 per share, respectively, and at a total cost, including accrued excise tax and broker's commissions, of $476.6 million and $148.0 million, respectively.

For additional information on our Credit Agreement and share repurchases, see Notes 13 and 16 within "Notes to Consolidated Financial Statements."

Sources and Uses of Cash

We expect to generate positive cash flows from operations and believe our cash on hand, cash flows from operations and current and possible future credit facilities will be sufficient to satisfy our future working capital requirements, purchase commitments, research and development activities, debt repayments (including interest payments), share repurchases and other financing requirements for the foreseeable future. We are currently not aware of any trends or demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity increasing or decreasing in any material way that will impact meeting our capital needs during or beyond the next twelve months. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures and other business risk factors. We believe that we have sufficient liquidity and cash on hand to satisfy our cash needs. If we are unable to generate sufficient cash flows from operations, or otherwise to comply with the terms of our credit facilities, we may be required to seek additional financing alternatives.

Short-term financing needs primarily consist of working capital requirements, interest payments on our 7.00% senior notes maturing in March 2030 (the "7.00% Senior Notes") and on outstanding borrowings under our Revolving Credit Facility and payments on our provision for legal matters. Long-term financing needs include the repayment of our 7.00% Senior Notes and outstanding borrowings under our Revolving Credit Facility. Additional long-term financing needs will depend largely on potential growth opportunities, including acquisition activity and other strategic transactions. Our asset-light business model requires modest capital expenditures, with annual capital expenditures over the last three fiscal years averaging less than 1% of net sales. No significant capital expenditures are planned for fiscal 2026. Additionally, we may continue to repurchase shares of our common stock. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash Requirements

Our cash requirements under our various contractual obligations and commitments include:

- *Debt Obligations and Interest Payments* — See Note 13 within "Notes to Consolidated Financial Statements" for additional information on our debt and the timing of expected future principal and interest payments.

- *Operating Leases* — See Note 10 within "Notes to Consolidated Financial Statements" for additional information on our operating leases and the timing of expected future payments.

- *Purchase Obligations* — Purchase obligations are legally binding agreements to purchase goods, services or equipment that specify all significant terms, including: fixed or minimum quantities to be purchased and/or penalties imposed for failing to meet contracted minimum purchase quantities (such as "take-or-pay" contracts); fixed, minimum or variable price provisions; and the approximate timing of the transaction. As of September 30, 2025, we had total purchase commitments of $1,362.9 million (with $602.7 million due in fiscal 2026) which extend through fiscal 2033.

- *Provision for Legal Matters* — See Note 14 within "Notes to Consolidated Financial Statements" for additional information on our provision for legal matters, which is expected to be paid in fiscal 2026.

- *Other Liabilities* — Other liabilities include obligations associated with certain employee benefit programs, unrecognized tax benefits and various other long-term liabilities, all of which have some inherent uncertainty as to the amount and timing of payments and were reflected on our Consolidated Balance Sheets as of September 30, 2025.

The following table presents select cash flow data, which is discussed below.

| | Year Ended September 30, | |
dollars in millions	2025	2024
Cash provided by (used in):		
Operating activities	$ 260.6	$ 199.6
Investing activities	(4.7)	(1.8)
Financing activities	(238.3)	(175.1)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	0.4	—
Net increase in cash, cash equivalents and restricted cash	$ 18.0	$ 22.7

Operating Activities

Cash provided by operating activities for the year ended September 30, 2025 increased $61.0 million compared to the prior year. This increase was primarily driven by fluctuations in the timing of collections of trade receivables, smaller inventory cash outflows in the current year (driven by increased production in the prior year) and decreased tax payments (net of refunds) of $4.1 million, partially offset by increased interest payments of $8.7 million.

Investing Activities

Cash used in investing activities for the year ended September 30, 2025 increased $2.9 million compared to the prior year resulting from an increase in capital expenditures.

Financing Activities

Cash used in financing activities for the year ended September 30, 2025 increased $63.2 million compared to the prior year, driven by higher payments of $328.3 million, including excise tax payments and broker's commissions, for the repurchase of our common stock, higher repayments of $425.0 million under the Revolving Credit Facility and higher tax withholding payments related to stock compensation plans of $8.0 million. These cash outflows were partially offset by higher borrowings of $700.0 million under the Revolving Credit Facility.

Debt Covenants

The Credit Agreement contains affirmative and negative covenants applicable to us and our restricted subsidiaries customary for agreements of this type, including delivery of financial and other information; compliance with laws;

maintenance of property, existence, insurance, and books and records; providing for inspection rights; obligation to provide collateral and guarantees by certain new subsidiaries; delivery of environmental reports; participation in an annual meeting with the agent and the lenders; further assurances; and limitations with respect to indebtedness, liens, fundamental changes, restrictive agreements, use of proceeds, amendments of organization documents, prepayments and amendments of certain indebtedness, dispositions of assets, acquisitions and other investments, sale leaseback transactions, changes in the nature of business, transactions with affiliates and dividends and redemptions or repurchases of stock. Under the terms of the Credit Agreement, we are also required to comply with a financial covenant requiring us to maintain a total net leverage ratio (as defined in the Credit Agreement) not to exceed 6.00:1.00, measured as of the last day of each fiscal quarter. We were in compliance with the financial covenant as of September 30, 2025, and we do not believe non-compliance is reasonably likely in the foreseeable future.

The Credit Agreement provides for potential incremental revolving and term facilities at our request and at the discretion of the lenders or other persons providing such incremental facilities, in each case on terms to be determined, and also permits us to incur other secured or unsecured debt, in all cases subject to conditions and limitations as specified in the Credit Agreement.

In addition, the indenture governing the 7.00% Senior Notes contains negative covenants customary for this type of agreement that limit our ability and the ability of our restricted subsidiaries to, among other things: borrow money or guarantee debt; create liens; pay dividends on, or redeem or repurchase, stock; make specified types of investments and acquisitions; enter into or permit to exist contractual limits on the ability of our subsidiaries to pay dividends to us; enter into transactions with affiliates; and sell assets or merge with other companies. Certain of these covenants are subject to suspension when and if the 7.00% Senior Notes receive investment grade ratings.

COMMODITY TRENDS

We are exposed to price fluctuations primarily from purchases of ingredients and packaging materials, energy and other inputs. Our principal ingredients are milk-based, whey-based and soy-based proteins, protein blends, sweeteners and vitamin and mineral blends. Our principal packaging materials consist of aseptic foil and plastic lined cardboard cartons, flexible and rigid plastic film and containers, beverage packaging and corrugate. These costs have been volatile in recent years, and future changes in such costs may cause our results of operations and our operating margins to fluctuate significantly. We manage the impact of cost increases, wherever possible, on commercially reasonable terms, by locking in prices on the quantities through purchase commitments required to meet our production requirements. In addition, we may attempt to offset the effect of increased costs by raising prices to our customers. However, for competitive reasons, we may not be able to pass along the full effect of increases in raw materials and other input costs as we incur them. See "Market Trends" section above for additional information regarding inflationary pressures on our commodity purchases.

CURRENCY

Certain sales and costs of our foreign operations are denominated in Euros and Canadian Dollars ("CAD"). Consequently, profits from these operations are impacted by fluctuations in the value of this currency relative to the U.S. Dollar. We incur gains and losses within our stockholders' equity due to the translation of our financial statements from foreign currencies into U.S. Dollars and our income statement trends may be impacted by such translation of the income statements of our foreign operations. The exchange rates used to translate our foreign sales into U.S. Dollars positively affected net sales by less than 1% during the year ended September 30, 2025, and did not have a material impact on our operating profit or net earnings during the year ended September 30, 2025.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires the use of judgment, estimates and assumptions. We make these subjective determinations after considering our historical performance, management's experience, current economic trends and events and information from outside sources. Inherent in this process is the possibility that actual results could differ from these estimates and assumptions for any particular period.

Our significant accounting policies are described in Note 2 within "Notes to Consolidated Financial Statements." Our critical accounting estimates are those that involve a significant amount of estimation uncertainty and have a meaningful impact on the reporting of our financial condition and results of operations.

Revenue Recognition, Allowance for Trade Promotions — The recognition of certain variable trade promotions, which are treated as a reduction of revenue, requires significant management judgment regarding estimated purchase volumes and program participation. Estimates are based on contractual provisions, redemption rate assumptions and our assessment of current market provisions. Redemption rate assumptions are based on historical results of similar promotions on a deal-by-deal basis, adjusted for current expectations of promotion performance based on current market trends. We review and update estimates of variable consideration quarterly. Uncertainties related to the estimates of variable consideration are resolved in a short time frame and do not require any additional constraint on variable consideration. Less than 1% of our annual net sales represent variable consideration that will be resolved in the subsequent period. Based on historical experience, we do not believe that there will be significant changes to our estimates of variable consideration when any uncertainties are resolved with customers. However, significant changes in our estimates could have a material impact on our results of operations.

RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

See Note 3 within "Notes to Consolidated Financial Statements" for a discussion regarding recently issued and adopted accounting standards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from commodity prices, foreign currency exchange rates and interest rates, among others. For additional discussion of these risks, refer to "Cautionary Statement on Forward-Looking Statements" on page 1 and "Risk Factors" in Item 1A of this report.

Commodity Price Risk

In the ordinary course of business, the Company is exposed to commodity price risks relating to the purchases of raw materials. The Company may use futures contracts and options to manage certain of these exposures when it is practical to do so. A hypothetical 10% adverse change in the market price of the Company's principal hedged commodities, non-fat dry milk, would have changed the fair value of the Company's commodity-related derivatives portfolio by approximately $1 million as of September 30, 2025 and less than $1 million as of September 30, 2024. This volatility analysis ignores changes in the exposures inherent in the underlying hedged transactions. Because the Company does not hold or trade derivatives for speculation or profit, all changes in derivative values are effectively offset by corresponding changes in the underlying commodity exposures.

For additional information regarding the Company's commodity contracts, see Note 11 within "Notes to Consolidated Financial Statements."

Foreign Currency Risk

Related to Active Nutrition International GmbH, whose functional currency is the Euro, the Company is exposed to risks of fluctuations in future cash flows and earnings due to changes in foreign currency exchange rates. Related to the Premier Nutrition Company, LLC, a subsidiary of the Company whose functional currency is the U.S. Dollar, the Company is exposed to foreign currency transactional risk as it sells to certain customers in CAD. The foreign currency balance sheet exposures as a result of these CAD transactions are not expected to result in a significant impact on future earnings or cash flows.

Interest Rate Risk

As of both September 30, 2025 and 2024, the Company had outstanding principal value indebtedness of $840.0 million related to its 7.00% Senior Notes. Additionally, the Company had an aggregate principal amount of $250.0 million outstanding under its Revolving Credit Facility as of September 30, 2025 and no amounts outstanding under its Revolving Credit Facility as of September 30, 2024. Borrowings under the Revolving Credit Facility bore interest at a variable interest rate of 6.14% as of September 30, 2025.

As of September 30, 2025 and 2024, the fair value of the Company's debt, excluding any borrowings under its Revolving Credit Facility, was $869.0 million and $880.6 million, respectively. Changes in interest rates impact fixed and variable rate debt differently. For fixed rate debt, a change in interest rates will only impact the fair value of the debt, whereas a change in the interest rates on variable rate debt will impact interest expense and cash flows. A hypothetical 10% change in interest rates would have changed the fair value of the fixed rate debt by approximately $5 million and $7 million as of September 30, 2025 and 2024, respectively. A hypothetical 10% change in interest rates would have had an immaterial impact on both interest expense and interest paid on variable rate debt during the years ended September 30, 2025 and 2024. For additional information regarding the Company's debt, see Note 13 within "Notes to Consolidated Financial Statements."

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of BellRing Brands, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of BellRing Brands, Inc. and its subsidiaries (the "Company") as of September 30, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of stockholders' deficit and of cash flows for each of the three years in the period ended September 30, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Receivables, net - Allowance for Trade Promotions

As described in Note 2 to the consolidated financial statements, many of the Company's contracts with customers include some form of variable or fixed consideration. The most common forms of variable and fixed consideration are trade promotions, rebates and discount programs. These programs resulted in an allowance for trade promotions of $48.6 million which is reflected as a reduction of Receivables, net as of September 30, 2025. Variable consideration is treated as a reduction of revenue at the time product revenue is recognized. Methodologies for determining these provisions are dependent on specific customer pricing and promotional practices, which range from contractually fixed percentage price reductions to reimbursement based on actual occurrence or performance. The Company reviews and updates estimates of variable consideration each period. Uncertainties related to the estimates of variable consideration are resolved in a short time frame and do not require any additional constraint on variable consideration. The principal consideration for our determination that performing procedures relating to receivables, net - allowance for trade promotions is a critical audit matter is the matter involved significant audit effort in performing procedures related to management's allowance for trade promotions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the accuracy and valuation of the allowance for trade promotions. These procedures also included, among others (i) testing management's process for determining the allowance for trade promotions; (ii) evaluating the appropriateness of the methodology; and (iii) testing the accuracy and relevance of underlying data used to determine the allowance for trade promotions by examining customer agreements and sales data on a test basis.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
November 18, 2025

We have served as the Company's auditor since 2019.

BELLRING BRANDS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Year Ended September 30,					
		2025		2024		2023
Net Sales	$	2,316.6	$	1,996.2	$	1,666.8
Cost of goods sold		1,546.2		1,288.9		1,136.6
Gross Profit		770.4		707.3		530.2
Selling, general and administrative expenses		396.0		284.6		216.3
Amortization of intangible assets		17.0		35.0		26.6
Operating Profit		357.4		387.7		287.3
Interest expense, net		68.4		58.3		66.9
Earnings before Income Taxes		289.0		329.4		220.4
Income tax expense		72.8		82.9		54.9
Net Earnings	$	216.2	$	246.5	$	165.5
Earnings per Common Share:						
Basic	$	1.70	$	1.89	$	1.24
Diluted	$	1.68	$	1.86	$	1.23
Weighted-Average Common Shares Outstanding:						
Basic		126.9		130.3		133.0
Diluted		128.5		132.3		134.1

See accompanying Notes to Consolidated Financial Statements.

BELLRING BRANDS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Year Ended September 30,		
	2025	2024	2023
Net Earnings	$ 216.2	$ 246.5	$ 165.5
Unrealized foreign currency translation adjustments	1.0	1.1	1.2
Other Comprehensive Income	1.0	1.1	1.2
Total Comprehensive Income	$ 217.2	$ 247.6	$ 166.7

See accompanying Notes to Consolidated Financial Statements.

BELLRING BRANDS, INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except par value)

	September 30, 2025	September 30, 2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 71.8	$ 70.8
Restricted cash	17.3	0.3
Receivables, net	223.4	220.4
Inventories	330.4	286.1
Prepaid expenses and other current assets	22.6	15.1
Total Current Assets	665.5	592.7
Property, net	19.0	9.2
Goodwill	65.9	65.9
Intangible assets, net	125.0	141.8
Deferred income taxes	32.4	12.9
Other assets	33.2	14.5
Total Assets	$ 941.0	$ 837.0
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$ 119.5	$ 121.0
Other current liabilities	163.3	82.7
Total Current Liabilities	282.8	203.7
Long-term debt	1,084.3	833.1
Deferred income taxes	0.4	0.4
Other liabilities	27.4	5.7
Total Liabilities	1,394.9	1,042.9
Commitments and Contingencies (See Note 14)		
Stockholders' Deficit		
Preferred stock, $0.01 par value; 50.0 shares authorized, zero shares issued and outstanding in each year	—	—
Common stock; $0.01 par value; 500.0 shares authorized; 120.8 and 128.8 shares outstanding, respectively	1.4	1.4
Additional paid-in capital	48.7	37.3
Retained earnings	272.6	56.4
Accumulated other comprehensive loss	(1.0)	(2.0)
Treasury stock, at cost, 16.9 and 7.9 shares, respectively	(775.6)	(299.0)
Total Stockholders' Deficit	(453.9)	(205.9)
Total Liabilities and Stockholders' Deficit	$ 941.0	$ 837.0

See accompanying Notes to Consolidated Financial Statements.

BELLRING BRANDS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended September 30,		
	2025	**2024**	**2023**
Cash Flows from Operating Activities			
Net earnings	$ 216.2	$ 246.5	$ 165.5
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	18.6	36.5	28.3
Non-cash stock-based compensation expense	22.1	21.0	14.2
Deferred income taxes	(20.4)	(8.7)	(6.0)
Other, net	0.7	1.9	1.2
Other changes in operating assets and liabilities:			
(Increase) decrease in receivables	(1.3)	(51.6)	5.5
(Increase) decrease in inventories	(43.1)	(90.9)	6.4
Increase in prepaid expenses and other current assets	(2.3)	(1.7)	(0.8)
Decrease (increase) in other assets	0.4	(2.5)	(1.8)
Increase in accounts payable and other current liabilities	69.6	49.2	3.1
Increase (decrease) in non-current liabilities	0.1	(0.1)	—
Net Cash Provided by Operating Activities	260.6	199.6	215.6
Cash Flows from Investing Activities			
Additions to property	(4.7)	(1.8)	(1.8)
Net Cash Used in Investing Activities	(4.7)	(1.8)	(1.8)
Cash Flows from Financing Activities			
Proceeds from issuance of long-term debt	700.0	—	115.0
Repayments of long-term debt	(450.0)	(25.0)	(189.0)
Purchases of treasury stock	(474.9)	(146.6)	(125.5)
Payments of deferred financing fees	(2.1)	—	—
Tax withholding payments related to stock compensation plans	(11.5)	(3.5)	(2.2)
Other, net	0.2	—	—
Net Cash Used in Financing Activities	(238.3)	(175.1)	(201.7)
Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	0.4	—	0.5
Net Increase in Cash, Cash Equivalents and Restricted Cash	18.0	22.7	12.6
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	71.1	48.4	35.8
Cash, Cash Equivalents and Restricted Cash, End of Year	$ 89.1	$ 71.1	$ 48.4

See accompanying Notes to Consolidated Financial Statements.

BELLRING BRANDS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(in millions)

	As of and for the Year Ended September 30,		
	2025	**2024**	**2023**
Preferred Stock			
Beginning and end of year	$ —	$ —	$ —
Common Stock			
Beginning and end of year	1.4	1.4	1.4
Additional Paid-in Capital			
Beginning of year	37.3	19.3	7.0
Activity under stock and deferred compensation plans	(10.7)	(3.0)	(1.9)
Non-cash stock-based compensation expense	22.1	21.0	14.2
End of year	48.7	37.3	19.3
Retained Earnings (Accumulated Deficit)			
Beginning of year	56.4	(190.1)	(355.6)
Net earnings	216.2	246.5	165.5
End of year	272.6	56.4	(190.1)
Accumulated Other Comprehensive Loss			
Beginning of year	(2.0)	(3.1)	(4.3)
Foreign currency translation adjustments	1.0	1.1	1.2
End of year	(1.0)	(2.0)	(3.1)
Treasury Stock			
Beginning of year	(299.0)	(151.0)	(24.7)
Purchases of treasury stock	(476.6)	(148.0)	(126.3)
End of year	(775.6)	(299.0)	(151.0)
Total Stockholders' Deficit	$ (453.9)	$ (205.9)	$ (323.5)
Preferred Stock, shares			
Beginning and end of year	—	—	—
Common Stock, shares			
Beginning of year	128.8	131.2	135.3
Activity under stock and deferred compensation plans	1.0	0.2	0.1
Purchases of treasury stock	(9.0)	(2.6)	(4.2)
End of year	120.8	128.8	131.2

See accompanying Notes to Consolidated Financial Statements.

BELLRING BRANDS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in millions, except per share information or where indicated otherwise)

NOTE 1 — BACKGROUND

BellRing Brands, Inc. is a consumer products holding company operating in the global convenient nutrition category and is a provider of ready-to-drink ("RTD") protein shakes and powders. The Company's principal products are protein-based consumer goods and its primary brands are *Premier Protein* and *Dymatize.*

Unless otherwise stated or the context otherwise indicates, all references in these financial statements and notes to "BellRing," the "Company," "us," "our" or "we" mean BellRing Brands, Inc. and its consolidated subsidiaries.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — These consolidated financial statements include the operations of BellRing and its subsidiaries. All intercompany balances and transactions have been eliminated. Certain reclassifications have been made to previously reported financial information to conform to the current year presentation.

Use of Estimates and Allocations — The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require certain elections as to accounting policy, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amount of net revenues and expenses during the reporting periods. Significant accounting policy elections, estimates and assumptions include, among others, allowance for trade promotions. Actual results could differ from those estimates.

Cash Equivalents — Cash equivalents include all highly liquid investments with original maturities of less than three months. At September 30, 2025 and 2024, the Company had $71.8 and $70.8, respectively, in available cash, of which 9.5% and 2.5%, respectively, was outside of the United States ("U.S."). The Company's intention is to reinvest these funds indefinitely.

Restricted Cash — Restricted cash includes cash deposits which primarily serve as collateral for certain of the Company's commodity hedging contracts.

Receivables — Receivables are reported at net realizable value. This value includes appropriate allowances for credit losses, cash discounts and other amounts which the Company does not ultimately expect to collect. To calculate the allowance for credit losses, the Company estimates uncollectible amounts based on a review of past due balances, historical loss information and an evaluation of customer accounts for potential future losses. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. Receivables are written off against the allowance when deemed to be uncollectible based upon the Company's evaluation of the customer's solvency. As of September 30, 2025 and 2024, the Company did not have off-balance sheet credit exposure related to its customers.

Inventories — Inventories are generally valued at the lower of cost (determined on a first-in, first-out basis) or net realizable value. Reported amounts have been reduced by an allowance for obsolete product and packaging materials based on a review of inventories on hand compared to estimated future usage and sales.

Property — Property is recorded at cost, and depreciation expense is generally provided on a straight-line basis over the estimated useful life of the property. Estimated useful lives range from 3 to 10 years for machinery and equipment; 1 to 33 years for buildings, building improvements and leasehold improvements; and 1 to 5 years for software. Total depreciation expense was $1.6, $1.5 and $1.7 in fiscal 2025, 2024 and 2023, respectively. Any gains and losses incurred on the sale or

disposal of assets would be included in other operating income/expense in the statement of operations. Ordinary repair and maintenance costs are accounted for under the direct expensing method. Property consisted of:

	September 30,		
	2025		2024
Land and land improvements	$ 0.8	$	0.8
Buildings and leasehold improvements	5.5		4.5
Machinery and equipment	15.5		14.3
Software	1.4		1.2
Construction in progress	10.0		0.6
	33.2		21.4
Accumulated depreciation	(14.2)		(12.2)
Property, net	$ 19.0	$	9.2

As of both September 30, 2025 and 2024, the majority of the Company's tangible long-lived assets were located in Europe and had a net carrying value of $13.5 and $8.1, respectively; the remainder were located in the U.S.

Goodwill — Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. The Company conducts a goodwill impairment assessment during the fourth quarter of each fiscal year following the annual forecasting process, or more frequently if facts and circumstances indicate that goodwill may be impaired. The goodwill impairment assessment performed may be either qualitative or quantitative; however, if adverse qualitative trends are identified that could negatively impact the fair value of the business, a quantitative goodwill impairment test is performed. The goodwill impairment qualitative assessment requires an analysis to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

The qualitative goodwill impairment test requires an entity to evaluate various events, circumstances and factors, such as macroeconomic conditions, sensitivity of valuation inputs utilized in the Company's most recent quantitative goodwill impairment test, industry trends and results of operations of the entity, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Metrics such as the gross domestic product growth rate and inflation rate, the discount rate and the terminal growth rate utilized in previous quantitative goodwill impairment tests, peer multiples and category trends and actual results compared to forecast are evaluated by management to identify adverse trends that could negatively impact the fair value of the reporting unit.

If adverse qualitative trends are identified that could negatively impact the fair value of a reporting unit, a quantitative goodwill impairment test is performed. The quantitative goodwill impairment test requires an entity to compare the fair value of each reporting unit with its carrying amount. The estimated fair value is determined using a combined income and market approach with a greater weighting on the income approach. The income approach is based on discounted future cash flows and requires significant assumptions, including estimates regarding future revenue, profitability, capital requirements and discount rate. The market approach is based on a market multiple (revenue and EBITDA, which stands for earnings before interest, income taxes, depreciation and amortization) and requires an estimate of appropriate multiples based on market data.

The Company has two reporting units, which have been identified at a level below the operating segment level; however, only one reporting unit had a goodwill balance as of September 30, 2025, 2024 and 2023. In fiscal 2025, 2024 and 2023, the Company performed a qualitative impairment test and determined there were no indicators, including adverse trends in the business, that would indicate it was more likely than not that the fair value of the reporting unit was less than its carrying amount. The Company last performed a quantitative impairment test in fiscal 2019. The Company did not record a goodwill impairment charge during the years ended September 30, 2025, 2024 or 2023, as the reporting unit with goodwill passed the qualitative impairment test.

The components of "Goodwill" on the Consolidated Balance Sheets at both the beginning and end of the years ended September 30, 2025 and 2024 are presented in the following table.

Goodwill, gross	$	180.7
Accumulated impairment losses		(114.8)
Goodwill	$	65.9

Intangible Assets — Intangible assets consist primarily of definite-lived customer relationships, trademarks and brands. Amortization expense related to definite-lived intangible assets, which is provided on a straight-line basis (as it approximates the economic benefit) over the estimated useful lives of the assets, was $17.0, $35.0 and $26.6 in fiscal 2025, 2024 and 2023, respectively. For the definite-lived intangible assets recorded as of September 30, 2025, amortization expense is expected to be $17.0 per year for fiscal 2026 through fiscal 2030. Intangible assets consisted of:

	September 30, 2025			September 30, 2024		
	Carrying Amount	Accumulated Amortization	Net Amount	Carrying Amount	Accumulated Amortization	Net Amount
Customer relationships	$ 160.8	$ (103.4)	$ 57.4	$ 160.7	$ (94.6)	$ 66.1
Trademarks and brands	164.5	(96.9)	67.6	164.4	(88.7)	75.7
Other intangible assets	3.1	(3.1)	—	3.1	(3.1)	—
Intangible assets, net	$ 328.4	$ (203.4)	$ 125.0	$ 328.2	$ (186.4)	$ 141.8

In August 2023, the Company approved a plan to discontinue the *PowerBar* business in North America. In connection with the discontinuance, the Company updated the useful lives of the customer relationships and trademark associated with the *PowerBar* business in North America to reflect the remaining period in which the Company expected to sell existing *PowerBar* product inventory in North America. Accelerated amortization of $17.4 and $7.1 was recorded during the years ended September 30, 2024 and 2023, respectively, resulting from the updated useful lives of the customer relationships and trademark associated with the *PowerBar* business in North America, which were fully amortized and written off as of September 30, 2024.

Recoverability of Assets — The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its assets, including property, identifiable intangibles, goodwill and right-of-use ("ROU") assets. Definite-lived assets (groups) are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset (group) may not be recoverable or the estimated useful life is no longer appropriate. The Company groups assets at the lowest level for which cash flows are separately identifiable. If circumstances require that a definite-lived asset (group) be tested for possible impairment, the Company will compare the undiscounted cash flows expected to be generated by the asset (group) to the carrying amount of the asset (group). If the carrying amount of the asset (group) is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount of the asset (group) exceeds its fair value. There were no impairments recorded on the Company's definite-lived assets (groups) in fiscal 2025, 2024 or 2023.

Derivative Financial Instruments — In the ordinary course of business, the Company is exposed to commodity price risks relating to the purchase of raw materials and supplies, interest rate risks relating to variable rate debt and foreign currency exchange rate risks. The Company may utilize derivative instruments, including futures contracts, option contracts and swaps to manage certain of these exposures by hedging when it is practical to do so. The Company does not hold or issue financial instruments for speculative or trading purposes.

The Company's derivative programs may include strategies that qualify and strategies that do not qualify for hedge accounting treatment. To qualify for hedge accounting, the hedging relationship, both at inception of the hedge and on an ongoing basis, is expected to be highly effective in achieving offsetting changes in the fair value of the hedged risk during the period that the hedge is designated. All derivatives are recognized on the balance sheet at fair value.

The Company does not have any derivatives currently designated as hedging instruments under Accounting Standards Codification ("ASC") Topic 815, "Derivatives and Hedging." The derivatives currently held by the Company are considered natural hedging instruments, where changes in their fair values act as economic offsets to changes in fair values of the underlying hedged items and are not designated for hedge accounting. Changes in the fair value of derivatives currently held by the Company are recognized immediately in the Consolidated Statements of Operations and any associated cash flows are classified in the same category on the Consolidated Statements of Cash Flows on a basis consistent with the nature of the instruments.

Leases — The Company leases office space, certain warehouses and equipment primarily through operating lease agreements. The Company has no finance lease agreements. The Company determines if an arrangement is a lease at its inception. When the arrangements include lease and non-lease components, the Company accounts for them as a single lease component. Leases with an initial term of less than 12 months are not reported on the balance sheet, but rather are recognized as lease expense on a straight-line basis over the lease term. Arrangements may include options to extend or terminate the lease arrangement. These options are included in the lease term used to establish ROU assets and lease liabilities when it is reasonably certain they will be exercised. The Company will reassess expected lease terms based on changes in circumstances that indicate options may be more or less likely to be exercised.

The Company has certain lease arrangements that include variable rental payments. The future variability of these payments and adjustments are unknown and therefore are not included in minimum rental payments used to determine ROU assets and lease liabilities. The Company has lease arrangements where it makes separate payments to the lessor based on the lessor's common area maintenance expenses, property and casualty insurance costs, property taxes assessed on the property and other variable expenses. As the Company has elected the practical expedient not to separate lease and non-lease components, these variable amounts are captured in operating lease expense in the period in which they are incurred. Variable rental payments are recognized in the period in which the associated obligation is incurred.

For lease arrangements that do not provide an implicit interest rate, an incremental borrowing rate ("IBR") is applied in determining the present value of future payments. The Company's IBR is selected based upon information available at the lease commencement date.

ROU assets are recorded as "Other assets," and lease liabilities are recorded as "Other current liabilities" and "Other liabilities" on the Consolidated Balance Sheets. Operating lease expense is recognized on a straight-line basis over the lease term and is included in "Selling, general and administrative expenses" in the Consolidated Statements of Operations.

Revenue — The Company recognizes revenue when performance obligations have been satisfied by transferring control of the goods to customers. Control is generally transferred upon delivery of the goods to the customer. At the time of delivery, the customer is invoiced using previously agreed-upon credit terms. Shipping and/or handling costs that occur before the customer obtains control of the goods are deemed fulfillment activities and are accounted for as fulfillment costs. The Company's contracts with customers generally contain one performance obligation.

Many of the Company's contracts with customers include some form of variable or fixed consideration. The most common forms of variable and fixed consideration are trade promotions, rebates and discount programs. As of September 30, 2025 and 2024, these programs resulted in an allowance for trade promotions of $48.6 and $38.8, respectively, which were recorded as a reduction of "Receivables, net" on the Consolidated Balance Sheets. Variable consideration is treated as a reduction of revenue at the time product revenue is recognized. Methodologies for determining these provisions are dependent on specific customer pricing and promotional practices, which range from contractually fixed percentage price reductions to reimbursement based on actual occurrence or performance. The Company does not believe that there will be significant changes to its estimates of variable consideration when any uncertainties are resolved with customers. The Company reviews and updates estimates of variable consideration each period. Uncertainties related to the estimates of variable consideration are resolved in a short time frame and do not require any additional constraint on variable consideration. The majority of trade promotions are redeemed in the form of invoice credits against trade receivables.

The Company's products are sold with no right of return, except in the case of goods which do not meet product specifications or are damaged. No services beyond this assurance-type warranty are provided to customers. Customer remedies include either a cash refund or an exchange of the product. As a result, the right of return and related refund liability is estimated and recorded as a reduction of revenue based on historical sales return experience.

Cost of Goods Sold — Cost of goods sold includes, among other things, inbound and outbound freight costs and depreciation expense related to assets used in production, while storage and other warehousing costs are included in "Selling, general and administrative expenses" in the Consolidated Statements of Operations. Storage and other warehousing costs totaled $37.3, $25.3 and $20.1 in fiscal 2025, 2024 and 2023, respectively.

Advertising — Advertising costs are expensed as incurred, except for costs of producing media advertising such as television commercials or magazine and online advertisements, which are deferred until the first time the advertising takes place and amortized over the period the advertising runs. These amounts were reported within "Prepaid expenses and other current assets" on the Consolidated Balance Sheets and were immaterial as of both September 30, 2025 and 2024.

Stock-based Compensation — The Company recognizes the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of the equity award. The cost for an equity award is recognized ratably over the period during which an employee is required to provide service in exchange for the award — the requisite service period (usually the vesting period). Any forfeitures of stock-based awards are recorded as they occur.

Income Tax Expense — Income tax expense is estimated based on income taxes in each jurisdiction and includes the effects of both current tax exposures and the temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities. A valuation allowance is established against the related deferred tax assets to the extent that it is not "more likely than not" that the future benefits will be realized. Reserves are recorded for estimated exposures associated with the Company's tax filing positions, which are subject to periodic audits by governmental taxing authorities. Interest incurred due to an underpayment of income taxes is classified as income tax expense.

NOTE 3 — RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

The Company has considered all new accounting pronouncements and has concluded there are no new pronouncements (other than the ones described below) that had or will have a material impact on the Company's results of operations, comprehensive income, financial condition, cash flows, stockholders' equity or related disclosures based on current information.

Recently Issued

In September 2025, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2025-06, "Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software." This ASU is effective for fiscal years beginning after December 15, 2027 (i.e., the Company's annual financial statements for the year ended September 30, 2029), with early adoption permitted. This ASU can be adopted either (i) prospectively, (ii) using a modified transition approach or (iii) retrospectively. The Company is currently evaluating the impact of this standard.

In November 2024, the FASB issued ASU 2024-03, "Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." This ASU is effective for fiscal years beginning after December 15, 2026 (i.e., the Company's annual financial statements for the year ended September 30, 2028) and for interim periods within fiscal years beginning after December 15, 2027 (i.e., the Company's interim financial statements for the three months ended December 31, 2028), with early adoption permitted. This ASU can be adopted either (i) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (ii) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of this standard.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." This ASU is effective for fiscal years beginning after December 15, 2024 (i.e., the Company's annual financial statements for the year ended September 30, 2026), with early adoption permitted. This ASU should be adopted prospectively; however, retrospective adoption is permitted. The Company is currently evaluating the impact of this standard.

Recently Adopted

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The Company adopted this ASU in the fourth quarter of fiscal 2025 and the updated disclosures were applied retrospectively for all periods presented (see Note 17). There were no other impacts of this standard to the Company's financial statements.

NOTE 4 — REVENUE

The following table presents net sales by product.

	Year Ended September 30,		
	2025	**2024**	**2023**
Shakes	$ 1,892.9	$ 1,618.8	$ 1,320.2
Powders	366.5	326.7	289.7
Other	57.2	50.7	56.9
Net Sales	$ 2,316.6	$ 1,996.2	$ 1,666.8

The Company's revenues were primarily generated by sales within the U.S.; foreign sales were 11.9%, 10.8% and 10.5% of total fiscal 2025, 2024 and 2023 net sales, respectively. The largest concentration of foreign sales in fiscal 2025, 2024 and 2023 was within Canada, which accounted for 35.6%, 37.7% and 40.8% of total foreign sales, respectively.

Three customers individually accounted for more than 10% of total net sales in each of the years ended September 30, 2025, 2024 and 2023. One customer accounted for 34.3%, 35.8% and 33.9% of total net sales in the years ended September 30, 2025, 2024 and 2023, respectively. A second customer accounted for 27.5%, 27.3% and 30.0% of total net sales in the years ended September 30, 2025, 2024 and 2023, respectively. A third customer accounted for 12.2%, 11.7% and 11.4% of total net sales in the years ended September 30, 2025, 2024 and 2023, respectively.

NOTE 5 — RELATED PARTY TRANSACTIONS

Transactions between the Company and Post Holdings, Inc. ("Post") were considered related party transactions as certain of the Company's directors serve as officers and/or directors of Post.

MSA Fees and Royalties

The Company uses certain functions and services performed by Post under a master services agreement (the "MSA"). These functions and services include finance, internal audit, treasury, information technology support, insurance and tax matters, the use of office and/or data center space, tax compliance services and, prior to January 2025, payroll processing services. During the years ended September 30, 2025, 2024 and 2023, MSA fees were $3.0, $3.4 and $4.0, respectively. MSA fees were reported in "Selling, general and administrative expenses" in the Consolidated Statements of Operations.

The Company licenses certain intellectual property to and from Post and its subsidiaries based upon prices governed by agreements between the Company and Post and its subsidiaries, consistent with prices of similar arm's-length transactions. During each of the years ended September 30, 2025, 2024 and 2023, royalties paid to and received from Post and its subsidiaries were immaterial.

Co-Packing Agreement

Premier Nutrition Company, LLC ("Premier Nutrition"), a subsidiary of the Company, has a co-packing agreement with Comet Processing, Inc. ("Comet"), a wholly-owned subsidiary of Post (the "Co-Packing Agreement"). Under the Co-Packing Agreement, Premier Nutrition procures certain packaging materials for Comet that Comet utilizes in the production of RTD shakes for Premier Nutrition. Comet began manufacturing RTD shakes in December 2023. The Company purchased $62.2 and $8.6 of RTD shakes from Comet during the years ended September 30, 2025 and 2024, respectively. There were no purchases of RTD shakes manufactured by Comet during fiscal 2023.

As of September 30, 2025 and 2024, the Company had current payables with Post of $3.7 and $1.5, respectively, related to RTD shake purchases and MSA fees, which were included in "Accounts payable" on the Consolidated Balance Sheets. Current receivables with Post at both September 30, 2025 and 2024 were immaterial.

NOTE 6 — INCOME TAXES

The expense (benefit) for income taxes consisted of the following:

| | Year Ended September 30, | | |
	2025	2024	2023
Current:			
Federal	$ 74.3	$ 73.1	$ 49.1
State	19.2	17.8	10.9
Foreign	(0.3)	0.7	0.9
	93.2	91.6	60.9
Deferred:			
Federal	(16.7)	(7.1)	(4.9)
State	(3.7)	(1.6)	(1.1)
	(20.4)	(8.7)	(6.0)
Income tax expense	$ 72.8	$ 82.9	$ 54.9

The effective income tax rate for fiscal 2025, 2024 and 2023 was 25.2%, 25.2% and 24.9%, respectively.

The following table presents the reconciliation of income tax expense with amounts computed at the federal statutory tax rate.

| | Year Ended September 30, | | |
	2025	2024	2023
Computed tax at federal statutory rate (21%)	$ 60.7	$ 69.2	$ 46.3
State income taxes, net of effect on federal tax	12.6	13.5	8.4
Non-deductible compensation	5.6	3.2	1.9
Other, net (none in excess of 5% of computed tax)	(6.1)	(3.0)	(1.7)
Income tax expense	$ 72.8	$ 82.9	$ 54.9

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax non-current assets (liabilities) were as follows:

	September 30, 2025			September 30, 2024		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Accrued liabilities	$ 26.4	$ —	$ 26.4	6.7	—	6.7
Accrued vacation, incentive and severance	4.1	—	4.1	5.0	—	5.0
Capitalized research and development	8.6	—	8.6	4.7	—	4.7
Inventory	4.5	—	4.5	4.2	—	4.2
Stock-based compensation awards	2.3	—	2.3	3.0	—	3.0
Lease liabilities	6.0	—	6.0	1.0	—	1.0
Intangible assets	—	(13.1)	(13.1)	—	(10.9)	(10.9)
ROU assets	—	(6.0)	(6.0)	—	(1.0)	(1.0)
Property	—	(0.4)	(0.4)	—	(0.2)	(0.2)
Other items	—	(0.4)	(0.4)	—	—	—
Total deferred income taxes	$ 51.9	$ (19.9)	$ 32.0	$ 24.6	$ (12.1)	$ 12.5

No provision has been made for income taxes on undistributed earnings of consolidated foreign subsidiaries of $3.0 and $4.2 at September 30, 2025 and 2024, respectively, as it is the Company's intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. Any additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings would be immaterial.

For fiscal 2025, 2024 and 2023, foreign (loss) income before income taxes was $(1.5), $2.0 and $2.0, respectively.

Unrecognized Tax Benefits

The Company recognizes the tax benefit from uncertain tax positions only if it is "more likely than not" that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. To the extent the Company's assessment of such tax positions changes, the change in estimate will be recorded in the period in which the determination is made.

At September 30, 2025 and 2024, the Company had net unrecognized tax benefits of $1.3 and $1.4, respectively. There was no material unrecognized tax benefits activity during the years ended September 30, 2025, 2024 or 2023. The amount of the net unrecognized tax benefits that, if recognized, would directly affect the effective tax rate was $1.3 at September 30, 2025. No material changes to unrecognized tax benefits at September 30, 2025 are expected to be recognized within the next twelve months.

The Company computes tax-related interest and penalties as the difference between the tax position recognized for financial reporting purposes and the amount previously taken on the Company's tax returns and classifies these amounts as components of income tax (benefit) expense. During each of the years ended September 30, 2025, 2024 and 2023, expenses recorded related to interest and penalties were immaterial, and the Company had immaterial interest and penalty accruals at both September 30, 2025 and 2024.

U.S. federal, U.S. state and foreign jurisdiction income tax returns for the tax years ended September 30, 2022 through September 30, 2024 are generally open and subject to examination by the tax authorities in each respective jurisdiction.

Tax Legislation

On July 4, 2025, the H.R.1 tax law was enacted in the U.S. (the "H.R.1 Tax Act"). The H.R.1 Tax Act includes provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act of 2017, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The H.R.1 Tax Act has multiple effective dates, beginning in calendar year 2025 and extending through calendar year 2027. The H.R.1 Tax Act did not have a material impact on the Company's effective income tax rate, results of operations, financial condition or cash flows during the year ended September 30, 2025.

NOTE 7 — EARNINGS PER SHARE

Basic earnings per share is based on the average number of shares of common stock outstanding during the year. Diluted earnings per share is based on the average number of shares of common stock used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock units using the "treasury stock" method.

The following table sets forth the computation of basic and diluted earnings per share.

	Year Ended September 30,		
	2025	2024	2023
Net earnings	$ 216.2	$ 246.5	$ 165.5
shares in millions			
Weighted-average shares for basic earnings per share	126.9	130.3	133.0
Effect of dilutive securities:			
Stock options	0.2	0.2	0.1
Restricted stock units	0.3	0.3	0.3
Performance-based restricted stock units	1.1	1.5	0.7
Weighted-average shares for diluted earnings per share	128.5	132.3	134.1
Basic earnings per share	$ 1.70	$ 1.89	$ 1.24
Diluted earnings per share	$ 1.68	$ 1.86	$ 1.23

The following table details the securities that have been excluded from the calculation of weighted-average shares for diluted earnings per share as they were anti-dilutive.

	Year Ended September 30,		
shares in millions	2025	2024	2023
Restricted stock units	0.1	—	0.1
Performance-based restricted stock units	—	—	0.1

NOTE 8 — SUPPLEMENTAL OPERATIONS STATEMENT AND CASH FLOW INFORMATION

	Year Ended September 30,		
	2025	2024	2023
Advertising expenses	$ 75.2	$ 61.3	$ 40.9
Research and development expenses	16.0	14.3	12.0
Interest paid	68.3	59.6	66.6
Income taxes paid	89.1	93.2	60.9

NOTE 9 — SUPPLEMENTAL BALANCE SHEET INFORMATION

	September 30,		September 30,	
	2025		**2024**	
Receivables, net				
Trade	$	205.6	$	205.6
Other		18.2		15.1
		223.8		220.7
Allowance for credit losses		(0.4)		(0.3)
	$	223.4	$	220.4
Inventories				
Raw materials and supplies	$	88.3	$	57.3
Work in process		0.1		—
Finished products		242.0		228.8
	$	330.4	$	286.1
Accounts Payable				
Trade	$	115.1	$	119.1
Related party		3.7		1.5
Other		0.7		0.4
	$	119.5	$	121.0
Other Current Liabilities				
Accrued legal matters	$	90.0	$	21.0
Accrued compensation		19.9		23.8
Derivative liabilities		12.6		0.1
Advertising and promotion		9.7		8.1
Other		31.1		29.7
	$	163.3	$	82.7

NOTE 10 — LEASES

The Company leases office space, certain warehouses and equipment primarily through operating lease agreements. The Company has no finance lease agreements. Leases have remaining terms which range from less than 1 year to 12 years and most leases provide the Company with the option to exercise one or more renewal terms.

The following table presents the balance sheet location of the Company's operating leases.

	September 30,		September 30,	
	2025		**2024**	
ROU assets:				
Other assets	$	26.2	$	5.8
Lease liabilities:				
Other current liabilities	$	2.6	$	2.2
Other liabilities		26.9		4.3
Total liabilities	$	29.5	$	6.5

Future minimum payments of the Company's operating lease liabilities as of September 30, 2025 are presented in the following table.

Fiscal 2026	$	3.2
Fiscal 2027		4.1
Fiscal 2028		5.3
Fiscal 2029		5.4
Fiscal 2030		5.5
Thereafter		34.8
Total future minimum payments		58.3
Less: Implied interest		19.2
Less: Tenant improvement allowance		9.6
Total lease liabilities	$	29.5

The following table presents supplemental information related to the Company's operating leases.

	Year Ended September 30,		
	2025	**2024**	**2023**
Total operating lease expense	$3.9	$3.4	$3.1
Variable lease expense	1.3	1.0	0.9
Weighted-average remaining lease term	10 years	4 years	4 years
Weighted-average incremental borrowing rate	7.0%	4.9%	4.8%

Operating cash flows for amounts included in the measurement of the Company's operating lease liabilities for the years ended September 30, 2025, 2024 and 2023 were $2.5, $2.5 and $2.4, respectively. Short-term lease expense for the years ended September 30, 2025, 2024 and 2023 was immaterial. ROU assets obtained in exchange for operating lease liabilities were $22.4 during the year ended September 30, 2025. ROU assets obtained in exchange for operating lease liabilities during the years ended September 30, 2024 and 2023 were immaterial.

NOTE 11 — DERIVATIVE FINANCIAL INSTRUMENTS

At September 30, 2025, the Company's derivative instruments, none of which were designated as hedging instruments under ASC Topic 815, consisted of commodity futures and option contracts which relate to inputs that generally will be utilized within the next year. The notional amounts of the commodity contracts were $136.6 and $53.5 at September 30, 2025 and 2024, respectively.

The following table presents the balance sheet location and fair value of the Company's commodity contracts. The Company does not offset derivative assets and liabilities within the Consolidated Balance Sheets.

	September 30,			
	2025		**2024**	
Prepaid expenses and other current assets	$	—	$	2.7
Other current liabilities		12.6		0.1

The Company recognized a loss on derivatives of $18.1, $2.1 and $5.8 for the years ended September 30, 2025, 2024 and 2023, respectively, which were included in "Costs of goods sold" on the Company's Consolidated Statements of Operations.

At September 30, 2025 and 2024, the Company had cash deposits which served as pledged collateral for certain of its commodity contracts of $17.3 and $0.3, respectively, which were classified as "Restricted cash" on the Consolidated Balance Sheets.

NOTE 12 — FAIR VALUE MEASUREMENTS

The Company utilizes the income approach to measure fair value for its commodity derivatives using Level 2 inputs. The income approach uses pricing models that rely on market observable inputs such as yield curves and forward prices. Refer to

Note 11 for the classification of changes in fair value of derivative assets and liabilities measured at fair value on a recurring basis within the Consolidated Statements of Operations.

The Company's financial assets and liabilities also include cash, cash equivalents and restricted cash, receivables and accounts payable for which the carrying value approximates fair value due to their short maturities (less than 12 months). The Company does not record its long-term debt at fair value on the Consolidated Balance Sheets. The fair value of any outstanding borrowings under the Revolving Credit Facility (as defined in Note 13) approximated its carrying value. Based on market rates, the fair value (Level 2) of the Company's debt, excluding any borrowings under the Revolving Credit Facility, was $869.0 and $880.6 as of September 30, 2025 and 2024, respectively.

Certain assets and liabilities, including property, goodwill and other intangible assets, are measured at fair value on a non-recurring basis using Level 3 inputs. No impairment charges were recorded for property, goodwill or other intangible assets during the years ended September 30, 2025, 2024 or 2023.

NOTE 13 — LONG-TERM DEBT

The following table presents the components of "Long-term debt" on the Consolidated Balance Sheets.

| | September 30, | |
	2025	2024
7.00% Senior Notes maturing in March 2030	$ 840.0	$ 840.0
Revolving Credit Facility	250.0	—
Total principal amount of debt	1,090.0	840.0
Less: Debt issuance costs, net	5.7	6.9
Long-term debt	$ 1,084.3	$ 833.1

Senior Notes

On March 10, 2022, the Company issued $840.0 aggregate principal amount of 7.00% senior notes maturing in March 2030 (the "7.00% Senior Notes"). The 7.00% Senior Notes were issued at par, and the Company incurred debt issuance costs of $10.2, which were deferred and are being amortized to interest expense over the term of the 7.00% Senior Notes. Interest payments are due semi-annually each March 15 and September 15. The 7.00% Senior Notes are senior unsecured obligations of the Company and are guaranteed by the Company's existing and subsequently acquired or organized wholly-owned domestic subsidiaries that guarantee the Credit Agreement or certain other indebtedness of the Company (other than immaterial subsidiaries, certain excluded subsidiaries and subsidiaries the Company designates as unrestricted subsidiaries). The maturity date of the 7.00% Senior Notes is March 15, 2030.

Credit Agreement

On March 10, 2022, the Company entered into a credit agreement (as amended, the "Credit Agreement"), which provided for a revolving credit facility in an aggregate principal amount of $250.0 (the "Revolving Credit Facility"), with commitments made available to the Company in U.S. Dollars, Euros and United Kingdom ("U.K.") Pounds Sterling. Letters of credit are available under the Credit Agreement in an aggregate amount of up to $20.0. The Company incurred $1.5 of financing fees in connection with the Credit Agreement, which were deferred and are being amortized to interest expense over the term of the Revolving Credit Facility.

On August 22, 2025, the Company entered into a First Amendment to the Credit Agreement (the "Amendment") by and among the Company, as borrower, certain of the Company's subsidiaries, as guarantors, JPMorgan Chase Bank, N.A. as administrative agent and each lender (as defined in the Credit Agreement).

The Amendment amended the Company's Credit Agreement to, among other matters, (i) increase the aggregate principal amount available under the Revolving Credit Facility to $500.0, (ii) extend the maturity date of the Revolving Credit Facility to August 22, 2030, provided that if on December 14, 2029, the Company's 7.00% Senior Notes have not been redeemed in full in cash or refinanced and replaced in full with notes and/or loans maturing at least 91 days after August 22, 2030, then the maturity date of the Revolving Credit Facility will be December 14, 2029, (iii) reduce the interest rate on borrowings under the Revolving Credit Facility (as discussed below) and (iv) broaden certain exceptions to covenants contained in the Credit Agreement that would otherwise restrict certain activities by the Company, such as repurchases by the Company of its common stock. The Company incurred $2.1 of financing fees in connection with the Amendment, which were deferred and are being amortized to interest expense over the term of the Revolving Credit Facility.

Following the Amendment, borrowings under the Revolving Credit Facility bear interest at an annual rate equal to: (i) in the case of loans denominated in U.S. Dollars, at the Company's option, the base rate (as defined in the Credit Agreement) plus a margin which will range from 1.00% to 1.75% depending on the Company's secured net leverage ratio (as defined in the Credit Agreement), or the term SOFR rate (as defined in the Credit Agreement) for the applicable interest period plus a margin which will range from 2.00% to 2.75% depending on the Company's secured net leverage ratio; (ii) in the case of loans denominated in Euros, the adjusted Eurodollar rate (as defined in the Credit Agreement) for the applicable interest period plus a margin which will range from 2.00% to 2.75% depending on the Company's secured net leverage ratio; and (iii) in the case of loans denominated in U.K. Pounds Sterling, the daily simple RFR (as defined in the Credit Agreement) plus a margin which will range from 2.00% to 2.75% depending on the Company's secured net leverage ratio. Facility fees on the daily unused amount of commitments under the Revolving Credit Facility initially will accrue at rates ranging from 0.25% to 0.350% per annum, depending on the Company's secured net leverage ratio.

Prior to the Amendment, borrowings under the Revolving Credit Facility bore interest at an annual rate equal to: (i) in the case of loans denominated in U.S. Dollars, at the Company's option, the base rate (as defined in the Credit Agreement) plus a margin which ranged from 2.00% to 2.75% depending on the Company's secured net leverage ratio (as defined in the Credit Agreement), or the adjusted term SOFR rate (as defined in the Credit Agreement) for the applicable interest period plus a margin which ranged from 3.00% to 3.75% depending on the Company's secured net leverage ratio; (ii) in the case of loans denominated in Euros, the adjusted Eurodollar rate (as defined in the Credit Agreement) for the applicable interest period plus a margin which ranged from 3.00% to 3.75% depending on the Company's secured net leverage ratio; and (iii) in the case of loans denominated in U.K. Pounds Sterling, the adjusted daily simple RFR (as defined in the Credit Agreement) plus a margin which ranged from 3.00% to 3.75% depending on the Company's secured net leverage ratio. Facility fees on the daily unused amount of commitments under the Revolving Credit Facility accrued at rates ranging from 0.25% to 0.375% per annum, depending on the Company's secured net leverage ratio.

During the years ended September 30, 2025, 2024 and 2023, the Company borrowed $700.0, zero and $115.0 under the Revolving Credit Facility, respectively, and repaid $450.0, $25.0 and $189.0 under the Revolving Credit Facility, respectively. As of September 30, 2025, the interest rate on the utilized portion of the Revolving Credit Facility was 6.14%, the available borrowing capacity under the Revolving Credit Facility was $247.6 and outstanding letters of credit totaled $2.4. As of September 30, 2024, there were no amounts outstanding on the Revolving Credit Facility, the available borrowing capacity under the Revolving Credit Facility was $250.0 and there were no outstanding letters of credit.

Under the terms of the Credit Agreement, the Company is required to maintain a total net leverage ratio (as defined in the Credit Agreement) not to exceed 6.00:1.00, measured as of the last day of each fiscal quarter. The total net leverage ratio of the Company did not exceed this threshold as of September 30, 2025.

The Credit Agreement provides for potential incremental revolving and term facilities at the Company's request and at the discretion of the lenders or other persons providing such incremental facilities, in each case on terms to be determined, and also permits the Company to incur other secured or unsecured debt, in all cases subject to conditions and limitations as specified in the Credit Agreement.

Furthermore, the Credit Agreement provides for customary events of default. Upon the occurrence and during the continuance of an event of default, the maturity of the loans under the Credit Agreement may accelerate and the administrative agent and lenders under the Credit Agreement may exercise other rights and remedies available at law or under the loan documents, including with respect to the collateral securing, and guarantees of, the Company's obligations under the Credit Agreement.

The Company's obligations under the Credit Agreement are unconditionally guaranteed by its existing and subsequently acquired or organized direct and indirect subsidiaries (other than immaterial subsidiaries, certain excluded subsidiaries and subsidiaries the Company designates as unrestricted subsidiaries) and are secured by security interests in substantially all of the Company's assets and the assets of its subsidiary guarantors, but excluding, in each case, real property.

Estimated Future Payments

As of September 30, 2025, the Company expects to make principal payments of $1,090.0 in fiscal 2030. There are no other expected principal payments on the Company's debt for the next five fiscal years based on the debt maturity dates, and any additional future borrowings under the Revolving Credit Facility will be required to be repaid on or before the August 22, 2030 maturity date (or such earlier maturity date as discussed above) under the Credit Agreement. Estimated future interest payments on the Company's debt through fiscal 2030 are expected to be $342.7 (with $74.8 expected in fiscal 2026) based on the interest rates at September 30, 2025.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Joint Juice Litigation

In March 2013, a complaint was filed on behalf of a putative, nationwide class of consumers against Premier Nutrition in the U.S. District Court for the Northern District of California seeking monetary damages and injunctive relief. The case asserted that some of Premier Nutrition's advertising claims regarding its *Joint Juice* line of glucosamine and chondroitin dietary supplement beverages, which it discontinued in the first quarter of fiscal 2023, were false and misleading. In April 2016, the district court certified a California-only class of consumers in this lawsuit (this lawsuit is hereinafter referred to as the "California Federal Class Lawsuit"). In April 2018, the district court dismissed the California Federal Class Lawsuit with prejudice. This dismissal was upheld on appeal by the U.S. Court of Appeals for the Ninth Circuit in 2020, and plaintiff's petition for an *en banc* rehearing by the Ninth Circuit was denied.

In September 2020, the same lead counsel re-filed the California Federal Class Lawsuit against Premier Nutrition in the California Superior Court for the County of Alameda, alleging identical claims and seeking restitution and injunctive relief on behalf of the same putative class of California consumers as the California Federal Class Lawsuit. In March 2023, the Alameda Superior Court granted in part and denied in part Premier Nutrition's motion for judgment based on res judicata, and in May 2023, the Court reaffirmed its ruling. In July 2023, Premier Nutrition filed a petition for writ of mandamus in the California Court of Appeal, which writ was denied in March 2024. In January 2025, the plaintiff filed a motion for the application of issue preclusion arising from certain rulings in the action on behalf of New York consumers (the "New York Case"). On May 14, 2025, the court entered an order holding that issue preclusion will apply on certain issues.

In 2016 and 2017, the lead plaintiff's counsel in the California Federal Class Lawsuit filed ten additional class action complaints in the U.S. District Court for the Northern District of California on behalf of putative classes of consumers under the laws of Connecticut, Florida, Illinois, New Jersey, New Mexico, New York, Maryland, Massachusetts, Michigan and Pennsylvania (the "Related Federal Actions"). These complaints contain factual allegations similar to the California Federal Class Lawsuit, also seeking monetary damages and injunctive relief. The action on behalf of New Jersey consumers was voluntarily dismissed. Trial in the New York Case was held beginning in May 2022, and the jury delivered its verdict in favor of plaintiff in June 2022. In August 2022, the Court entered a judgment in that case in favor of plaintiff in the amount of $12.9, which includes statutory damages and prejudgment interest, and in August 2023, the Court entered a judgment awarding plaintiff $7.9 in attorneys' fees and costs. In October 2022, each plaintiff and Premier Nutrition filed Notices of Appeal to the Ninth Circuit on the damages award and in December 2023 Premier Nutrition filed its Notice of Appeal to the Ninth Circuit on the attorneys' fees award. In August 2024, the Court of Appeals issued an opinion on the damages award affirming the trial court's decision on liability, vacating and remanding to the trial court for further consideration of its decision on calculated damages and reversing the trial court's award of prejudgment interest to plaintiff. Premier Nutrition's subsequent petition for *en banc* rehearing with the Ninth Circuit Court of Appeals was denied in October 2024. On January 25, 2025, the Ninth Circuit affirmed the trial court's attorneys' fees award. On February 3, 2025, the trial court entered an order awarding $0.9 in attorneys' fees and costs. On March 10, 2025, the trial court entered an order again limiting statutory damages to $8.3 under the due process clause. Each plaintiff and Premier Nutrition filed Notices of Appeal to the Ninth Circuit on the damages award. On March 13, 2025, Premier Nutrition filed a certiorari petition with the United States Supreme Court seeking review of the Ninth Circuit's merits decision.

In February 2025, the court set a trial date for February 2026 in the Related Federal Action on behalf of the class of consumers in Illinois (the "Illinois Case"). Plaintiff filed a motion to apply issue preclusion from certain rulings in the New York Case to the Illinois Case. On May 2, 2025, the trial court entered an order holding that issue preclusion will apply in the Illinois Case on the issues of deceptiveness, materiality, the measure of damages, and the First Amendment, but not on the issues of causation, intent, or punitive damages. The seven other Related Federal Actions remain pending, and the court has certified individual state classes in each of those cases (except New Mexico).

In January 2019, the same lead counsel filed an additional class action complaint against Premier Nutrition in California Superior Court for the County of Alameda, alleging claims similar to the above actions and seeking monetary damages and injunctive relief on behalf of a putative class of California consumers, beginning after the California Federal Class Lawsuit class period (the "California State Case"). In July 2020, the court issued an order certifying a statewide class. Premier Nutrition moved for summary judgment in July 2023, which motion was tentatively granted in part and denied in part on August 23, 2023. In January 2025, the plaintiff filed a motion for the application of issue preclusion arising from certain rulings in the New York Case decision. On May 14, 2025, the court entered an order holding that issue preclusion will apply on certain issues.

On June 25, 2025, the parties reached a class-wide settlement in principle related to the *Joint Juice Litigation,* which includes the California Federal Class Lawsuit, all of the Related Federal Actions (except New Mexico) and the California State Case through a court-ordered settlement conference, which settlement in principle is subject to judicial approval. On June 26,

2025, the parties filed a joint motion with the United States Supreme Court to hold the certiorari petition in the New York Case in abeyance pending approval of the class settlement. On July 2, 2025, the parties filed a joint motion with the Ninth Circuit to hold the appeal in the New York Case in abeyance pending approval of the class settlement.

On October 17, 2025, the parties executed a Stipulation of Settlement in the New York Case (the "New York Settlement"). On October 20, 2025, Plaintiff filed an unopposed motion for preliminary approval of the New York Settlement, which motion remains pending. Pursuant to the terms of the New York Settlement, if the settlement receives final approval and becomes effective, the Company will pay a total of $19.2 into a settlement fund to resolve the New York Case. The New York Settlement does not constitute an admission of liability or wrongdoing by the Company or any of its current or former directors or officers.

On October 22, 2025, the parties executed a Stipulation of Settlement in the California State Case (the "Multistate Settlement"). The Multistate Settlement also encompasses the California Federal Class Lawsuit (which has been consolidated with the California State Case) and the Related Federal Actions (which will be added to the California State Case via a stipulated amended complaint pursuant to the terms of the Multistate Settlement) excluding New York and New Mexico. On October 23, 2025, Plaintiffs filed an unopposed motion for preliminary approval of the Multistate Settlement, which motion remains pending. Pursuant to the terms of the Multistate Settlement, if the settlement receives final approval and becomes effective, the Company will pay a total of $70.8 into a settlement fund to resolve the California State Case, California Federal Class Lawsuit, and Related Federal Actions excluding New York and New Mexico. The Multistate Settlement does not constitute an admission of liability or wrongdoing by the Company or any of its current or former directors or officers.

On November 12, 2025, the parties entered into a confidential settlement agreement and release in the New Mexico Federal Related Action, which is not subject to court approval. Pursuant to the terms of the settlement agreement, the Company will make an immaterial payment to resolve the New Mexico action.

During the years ended September 30, 2025, 2024 and 2023, the Company expensed $69.0, zero and $5.0, respectively, related to the legal matter and plaintiff legal fees in connection with the *Joint Juice* litigation, which was included in "Selling, general and administrative expenses" on the Consolidated Statements of Operations. At September 30, 2025 and 2024, the Company had an estimated liability of $90.0 and $21.0, respectively, related to these matters that was included in "Other current liabilities" on the Consolidated Balance Sheets.

Other

The Company is subject to various other legal proceedings and actions arising in the normal course of business. In the opinion of management, based upon the information presently known, the ultimate liability, if any, arising from such pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material individually or in the aggregate to the consolidated financial condition, results of operations or cash flows of the Company. In addition, although it is difficult to estimate the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters is not expected to be material to the consolidated financial condition, results of operations or cash flows of the Company.

NOTE 15 — STOCK-BASED COMPENSATION

The Company's employees participate in the Company's long-term incentive plan (the "BellRing Long-Term Incentive Plan"). Awards issued under the BellRing Long-Term Incentive Plan have a maximum term of 10 years, provided, however, that the Corporate Governance and Compensation Committee of the Company's Board of Directors may, in its discretion, grant awards with a longer term to participants who are located outside of the U.S. On September 12, 2024, the Company registered an additional 6.0 million shares reserved for issuance under the BellRing Long-Term Incentive Plan. At September 30, 2025 there were 6.2 million shares available to be issued for stock-based compensation awards under the BellRing Long-Term Incentive Plan.

During the years ended September 30, 2025, 2024 and 2023, total compensation cost for the Company's non-cash stock-based compensation awards recognized was $22.1, $21.0 and $14.2, respectively, and the related recognized deferred tax benefit was $1.6, $2.0 and $1.6, respectively. As of September 30, 2025, the total compensation cost related to the Company's nonvested awards not yet recognized was $24.7, which is expected to be recognized over a weighted-average period of 0.9 years.

Stock Options

Information about stock options is summarized in the following table.

$ in millions, except per share	Stock Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at September 30, 2024	258,987	$ 17.74		
Granted	—	—		
Exercised	(11,000)	17.30		
Forfeited	—	—		
Expired	—	—		
Outstanding at September 30, 2025	247,987	17.76	4.83	$ 4.6
Vested and expected to vest as of September 30, 2025	247,987	17.76	4.83	4.6
Exercisable at September 30, 2025	247,987	17.76	4.83	4.6

There were no stock options granted during the years ended September 30, 2025, 2024 or 2023. The total intrinsic value of stock options exercised was $0.2 in the year ended September 30, 2025, and the Company received proceeds from the exercise of stock options of $0.2 during the year ended September 30, 2025. There were no stock options exercised during the years ended September 30, 2024 or 2023.

Restricted Stock Units ("RSUs")

Information about RSUs is summarized in the following table.

	RSUs	Weighted-Average Grant Date Fair Value Per Share
Nonvested at September 30, 2024	433,260	$ 36.63
Granted	132,824	69.67
Vested	(198,417)	31.04
Forfeited	(17,972)	39.77
Nonvested at September 30, 2025	349,695	42.48

The grant date fair value of each RSU was determined based upon the closing price of the Company's common stock on the date of grant. The weighted-average grant date fair value of nonvested RSUs was $42.48, $36.63 and $24.06 at September 30, 2025, 2024 and 2023, respectively. The total vest date fair value of RSUs that vested during fiscal 2025, 2024 and 2023 was $14.4, $11.8 and $7.8, respectively.

Performance Restricted Stock Units ("PRSUs")

Information about PRSUs is summarized in the following table.

	PRSUs	Weighted-Average Grant Date Fair Value Per Share
Nonvested at September 30, 2024	773,194	$ 53.79
Granted	85,818	129.89
Adjustment for performance achievement (a)	600,351	n/a
Vested	(975,570)	41.44
Forfeited	—	—
Nonvested at September 30, 2025	483,793	77.47

(a) Represents the adjustment to previously granted PRSUs for performance achievement.

The Company grants PRSUs to certain employees and directors. These awards will be earned by comparing the Company's total shareholder return ("TSR") during a period of approximately three years to the respective TSRs of companies in a performance peer group. Based upon the Company's ranking in its performance peer group when comparing TSRs, a recipient of the PRSU grant may earn a total award ranging from 0% to 260% of the target award. The fair value of each PRSU was estimated on the grant date using a Monte Carlo simulation. The total vest date fair value of PRSUs that vested during fiscal 2025 was $75.6. No PRSUs vested during fiscal 2024 or 2023.

The weighted-average assumptions for PRSUs granted during the years ended September 30, 2025, 2024 and 2023 are summarized in the table below.

	2025	2024	2023
Expected term	3 years	3 years	3 years
Expected stock price volatility	36.5%	39.4%	46.8%
Risk-free interest rate	4.1%	4.7%	4.1%
Expected dividends	—%	—%	—%
Fair value (per PRSU)	$129.89	$81.42	$45.26

NOTE 16 — STOCKHOLDERS' DEFICIT

The following table summarizes the Company's repurchases of its common stock.

	Year Ended September 30,		
	2025	2024	2023
Shares repurchased *(in millions)*	9.0	2.6	4.2
Average price per share (a)	$ 52.62	$ 56.12	$ 29.56
Total share repurchase cost (b)	$ 476.6	$ 148.0	$ 126.3

(a) Average price per share excludes accrued excise tax and broker's commissions, which are included in "Total share repurchase cost" within this table.

(b) "Purchases of treasury stock" in the Consolidated Statements of Cash Flows for the year ended September 30, 2025 excluded $3.9 of accrued excise tax that had not been paid as of September 30, 2025 and included $2.2 of accrued excise tax payments that had been accrued for in prior fiscal years. "Purchases of treasury stock" in the Consolidated Statements of Cash Flows for the years ended September 30, 2024 and 2023 excluded $1.4 and $0.8, respectively, of accrued excise tax that had not been paid as of September 30, 2024 and 2023, respectively.

NOTE 17 — SEGMENTS

The Company manages its operations on a consolidated basis through one operating and reportable segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies (see Note 2).

The Company's Chief Operating Decision Maker ("CODM") is the President and Chief Executive Officer of BellRing. The CODM utilizes consolidated single-segment net earnings (reported on the Consolidated Statements of Operations as "Net Earnings") to evaluate financial performance, allocate resources and forecast future period financial results. The CODM evaluates performance by comparing actual to budgeted results and utilizes this information to decide whether to reinvest into the segment or into other parts of the entity, such as for acquisitions or to repurchase shares. The measure of segment assets is reported on the Consolidated Balance Sheets as "Total Assets".

The following table presents net sales, the significant expense categories reviewed by the CODM and net earnings of the Company.

	Year Ended September 30,		
	2025	**2024**	**2023**
Net Sales	$ 2,316.6	$ 1,996.2	$ 1,666.8
Less:			
Cost of goods sold	1,546.2	1,288.9	1,136.6
Advertising expenses	75.2	61.3	40.9
Amortization of intangible assets	17.0	35.0	26.6
Other segment expenses (a)	320.8	223.3	175.4
Interest expense, net	68.4	58.3	66.9
Income tax expense	72.8	82.9	54.9
Net Earnings	$ 216.2	$ 246.5	$ 165.5

(a) Other segment expenses includes employee-related expenses, marketing and distribution, research and development, outside professional services, depreciation and other general expenses.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of September 30, 2025. Based on that evaluation, our CEO and CFO concluded that, as of September 30, 2025, the Company's disclosure controls and procedures were effective to provide reasonable assurance of achieving the desired control objectives.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As of September 30, 2025, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework (2013)*. Based on management's assessment utilizing these criteria, our management concluded that, as of September 30, 2025, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of September 30, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which appears herein.

Changes in Internal Control Over Financial Reporting

Based on management's evaluation, there were no changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the three months ended September 30, 2025, our directors or officers, as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended, adopted or terminated the "Rule 10b5-1 trading arrangements" as defined in Item 408 of Regulation S-K, set forth in the table below:

Name and Position	Date	Action	Type of Trading Arrangement — Rule 10b5-1*	Duration of Plan	Total Shares of Common Stock to be Sold
Darcy H. Davenport *President and Chief Executive Officer*	8/7/2025	Terminate	X	2/26/2025 to 2/26/2026	Up to 59,200
Craig L. Rosenthal *Chief Legal Officer and Chief Compliance Officer*	8/7/2025	Terminate	X	6/7/2025 to 6/7/2026	Up to 13,273
Robin Singh *Chief Supply Chain Officer*	8/20/2025	Adopt	X	8/20/2025 to 8/20/2026	Up to 2,500

*   Contract, instruction, or written plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information under the headings "Election of Directors," "Corporate Governance - Board Meetings and Committees," "Corporate Governance - Nomination Process for Election of Directors," and "Security Ownership of Certain Stockholders - Delinquent Section 16(a) Reports" in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the year ended September 30, 2025 (the "2026 Proxy Statement") is hereby incorporated by reference.

Information regarding executive officers of the Company is included in the "Information about our Executive Officers" section under "Business" in Item 1 of this report.

The Company has adopted a code of ethics, our Code of Conduct, applicable to our directors, officers and employees, which sets forth the Company's expectations for the conduct of business by our directors, officers and employees. The Code of Conduct is available on the Company's website at www.bellring.com. In the event the Company amends the Code of Conduct or waivers of compliance are granted and it is determined that such amendments or waivers are subject to the disclosure provisions of Item 5.05 of Form 8-K, the Company will post such amendments or waivers on its website or in a report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item, appearing under the headings "Compensation of Officers and Directors," "Compensation Committee Interlocks and Insider Participation" and "Corporate Governance and Compensation Committee Report" in the 2026 Proxy Statement, is hereby incorporated by reference. The information contained in "Corporate Governance and Compensation Committee Report" in the 2026 Proxy Statement shall not be deemed to be "filed" with the Securities and Exchange Commission or subject to the liabilities of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the Company specifically incorporates such information into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item, appearing under the headings "Security Ownership of Certain Stockholders" and "Compensation of Officers and Directors - Equity Compensation Plan Information" in the 2026 Proxy Statement, is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item, appearing under the headings "Certain Relationships and Related Transactions" and "Corporate Governance - Director Independence and Role of the Independent Lead Director" in the 2026 Proxy Statement, is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item, appearing under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm" in the 2026 Proxy Statement, is hereby incorporated by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as a part of this report:

1.   <u>Financial Statements</u>. The following are filed as a part of this document under Item 8.

- • Report of Independent Registered Public Accounting Firm
- • Consolidated Statements of Operations for the years ended September 30, 2025, 2024 and 2023
- • Consolidated Statements of Comprehensive Income for the years ended September 30, 2025, 2024 and 2023
- • Consolidated Balance Sheets at September 30, 2025 and 2024
- • Consolidated Statements of Cash Flows for the years ended September 30, 2025, 2024 and 2023
- • Consolidated Statements of Stockholders' Deficit for the years ended September 30, 2025, 2024 and 2023
- • Notes to Consolidated Financial Statements

2.   <u>Financial Statement Schedules</u>. None. Schedules not included have been omitted because they are not applicable or not material or the required information is shown in the financial statements or notes thereto.

3.   <u>Exhibits</u>. See the following Exhibit Index.

Exhibit No	Description
*2.1	Transaction Agreement and Plan of Merger, dated as of October 26, 2021, by and among Post Holdings, Inc., BellRing Brands, Inc., BellRing Distribution, LLC and BellRing Merger Sub Corporation (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on October 27, 2021)
2.2	Amendment No. 1 to Transaction Agreement and Plan of Merger, dated as of February 28, 2022, by and among Post Holdings, Inc., BellRing Brands, Inc., BellRing Distribution, LLC and BellRing Merger Sub Corporation (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on February 28, 2022)
3.1	BellRing Brands, Inc. Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on January 31, 2025)
3.2	BellRing Brands, Inc. amended and restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed on January 31, 2025)
*4.1	Indenture, dated March 10, 2022, by and among BellRing Brands, Inc. (formerly BellRing Distribution, LLC) and Computershare Trust Company, N.A., as trustee (Incorporated by reference to Exhibit 4.1 to the Company's Second Form 8-K filed on March 10, 2022)
4.2	Form of Note (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Company's Second Form 8-K filed on March 10, 2022)
4.3	Description of Company's Registered Securities
†10.1	Amended BellRing Brands, Inc. 2019 Long-Term Incentive Plan (Incorporated by referenced to Exhibit 10.1 to the Company's Form 10-Q filed on February 7, 2023)
†10.2	Form of Omnibus Amendment to Restricted Stock Unit Agreement (Incorporated by referenced to Exhibit 10.2 to the Company's Form 10-Q filed on May 6, 2022)
†10.3	Form of Omnibus Amendment to Performance Restricted Stock Unit Agreement (Incorporated by referenced to Exhibit 10.3 to the Company's Form 10-Q filed on May 6, 2022)
†10.4	Form of Omnibus Amendment to Non-Qualified Stock Option Agreement (Incorporated by referenced to Exhibit 10.4 to the Company's Form 10-Q filed on May 6, 2022)
†10.5	Amended and Restated Lock-Up Agreement, dated as of May 5, 2022, by and between BellRing Brands, Inc. and Robert V. Vitale (Incorporated by referenced to Exhibit 10.7 to the Company's Form 10-Q filed on May 6, 2022)
†10.6	Amended BellRing Brands, Inc. Deferred Compensation Plan For Directors (Incorporated by referenced to Exhibit 10.8 to the Company's Form 10-Q filed on May 6, 2022)
†10.7	Form of Severance and Change in Control Agreement (Incorporated by referenced to Exhibit 10.9 to the Company's Form 10-Q filed on May 6, 2022)
†10.8	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.10 to the Company's Form 10-K filed on November 19, 2024)
†10.9	BellRing Brands, Inc. Senior Management Bonus Program (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 22, 2019)
†10.10	Form of Non-Qualified Stock Option Agreement (Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on November 22, 2019)
†10.11	Form of Director Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on November 22, 2019)
†10.12	Form of Transaction Bonus Agreement (Incorporated by reference to Exhibit 10.14 to the Company's Form 10-K filed on November 19, 2024)
†10.13	Form of Gross Up Agreement (Incorporated by reference to Exhibit 10.15 to the Company's Form 10-K filed on November 19, 2024)
*10.14	Amended and Restated Master Services Agreement, dated March 10, 2022, by and among Post Holdings, Inc., BellRing Intermediate Holdings, Inc., BellRing Brands, Inc. and BellRing Brands, LLC (Incorporated by reference to Exhibit 10.1 to the Company's Second Form 8-K filed on March 10, 2022)
*10.15	Amendment to Amended and Restated Master Services Agreement, dated August 4, 2023, by and among Post Holdings, Inc., BellRing Intermediate Holdings, Inc., BellRing Brands, Inc. and BellRing Brands, LLC (Incorporated by reference to Exhibit 10.23 to the Company's Form 10-Q filed on August 8, 2023)

Exhibit No	Description
10.16	Registration Rights Agreement, dated March 10, 2022, by and among BellRing Brands, Inc. (formerly known as BellRing Distribution, LLC), Post Holdings, Inc. and the other stockholders party thereto from time to time (Incorporated by reference to Exhibit 10.2 to the Company's Second Form 8-K filed on March 10, 2022)
*10.17	Amended and Restated Employee Matters Agreement, dated March 10, 2022, by and among Post Holdings, Inc., BellRing Intermediate Holdings, Inc. (formerly known as BellRing Brands, Inc.), BellRing Brands, LLC and BellRing Brands, Inc. (formerly known as BellRing Distribution, LLC) (Incorporated by reference to Exhibit 10.3 to the Company's Second Form 8-K filed on March 10, 2022)
*10.18	Tax Matters Agreement, dated March 10, 2022, by and among BellRing Brands, Inc., Post Holdings, Inc. and BellRing Intermediate Holdings, Inc. (Incorporated by reference to Exhibit 10.4 to the Company's Second Form 8-K filed on March 10, 2022)
10.19	Tax Receivable Agreement, dated October 21, 2019, by and among BellRing Brands, Inc., BellRing Brands, LLC and Post Holdings, Inc. (Incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed on October 21, 2019)
*10.20	Credit Agreement, dated March 10, 2022, by and among BellRing Brands, Inc., JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and each lender from time to time party thereto (Incorporated by reference to Exhibit 10.5 to the Company's Second Form 8-K filed on March 10, 2022)
*10.21	First Amendment to Credit Agreement, dated August 22, 2025, by and among BellRing Brands, Inc., JPMorgan Chase Bank, N.A., as administrative agent, and each lender from time to time party thereto
‡10.22	Amended and Restated Master Supply Agreement, dated as of July 1, 2023, by and between Premier Nutrition Company, LLC and Fonterra (USA) Inc. (Incorporated by reference to Exhibit 10.24 to the Company's Form 10-Q filed on August 8, 2023)
‡10.23	MPC Purchase Commitment, dated as of July 1, 2023 by and between Premier Nutrition Company, LLC and Fonterra (USA) Inc. (Incorporated by reference to Exhibit 10.25 to the Company's Form 10-Q filed on August 8, 2023)
‡10.24	Stremick Heritage Foods, LLC, Jasper Products, LLC and Premier Nutrition Company Manufacturing Agreement, dated as of December 14, 2022 (Incorporated by reference to Exhibit 10.22 to the Company's Form 10-Q filed on February 7, 2023)
19.1	BellRing Brands, Inc. Insider Trading Policy (Incorporated by reference to Exhibit 19.1 to the Company's Form 10-K filed on November 19, 2024)
21.1	Subsidiaries of BellRing Brands, Inc.
23.1	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (Included under Signatures)
31.1	Certification of Darcy H. Davenport pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 18, 2025
31.2	Certification of Paul A. Rode pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 18, 2025
32.1	Certification of Darcy H. Davenport and Paul A. Rode, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 18, 2025
101	Interactive Data File (Form 10-K for the year ended September 30, 2025 filed in iXBRL (Inline eXtensible Business Reporting Language)). The financial information contained in the iXBRL-related documents is "unaudited" and "unreviewed."
104	The cover page from the Company's Form 10-K for the year ended September 30, 2025, formatted in iXBRL (Inline eXtensible Business Reporting Language) and contained in Exhibit 101

*   Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the Securities and Exchange Commission (the "SEC") a copy of any omitted exhibit or schedule upon request by the SEC.

†   These exhibits constitute management contracts, compensatory plans and arrangements.

‡   Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, BellRing Brands, Inc. has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BELLRING BRANDS, INC.

Date: November 18, 2025	By:	/s/ Darcy H. Davenport
		Darcy H. Davenport
		President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul A. Rode and Craig L. Rosenthal, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Darcy H. Davenport Darcy H. Davenport	President and Chief Executive Officer and Director (Principal Executive Officer)	November 18, 2025
/s/ Paul A. Rode Paul A. Rode	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	November 18, 2025
/s/ Robert V. Vitale Robert V. Vitale	Chairman of the Board of Directors	November 18, 2025
/s/ Shawn W. Conway Shawn W. Conway	Director	November 18, 2025
/s/ Thomas P. Erickson Thomas P. Erickson	Director	November 18, 2025
/s/ Jennifer Kuperman Johnson Jennifer Kuperman Johnson	Director	November 18, 2025
/s/ Chonda J. Nwamu Chonda J. Nwamu	Director	November 18, 2025
/s/ Elliot H. Stein, Jr. Elliot H. Stein, Jr.	Director	November 18, 2025

Corporate and Stockholder Information

Executive Officers

Darcy H. Davenport
President and Chief Executive Officer

Paul A. Rode
Chief Financial Officer

Craig L. Rosenthal
Chief Legal Officer and
Chief Compliance Officer

Doug J. Cornille
Chief Growth Officer

Robin Singh
Chief Supply Chain Officer of
Premier Nutrition

Board of Directors
Darcy H. Davenport
Shawn W. Conway
Thomas P. Erickson
Jennifer Kuperman
Chonda J. Nwamu
Elliot H. Stein, Jr.
Robert V. Vitale, Chairman

Notice of Annual Meeting:
The 2026 Annual Meeting of
Stockholders will be held virtually
at 9:00 a.m. Central Time, Wednesday,
January 28, 2026.

Transfer Agent and Registrar:
Computershare Trust Company, N.A.
computershare.com

Stockholder Telephone Calls:
Operators are available Monday-Friday,
8:30 a.m. to 5:00 p.m. Central Time.
An interactive automated system is
available around the clock daily.

Inside the U.S.:   877-498-8861
Outside the U.S.: 312-360-5193

Mailing Address:
For questions regarding stock transfer,
change of address or lost certificates
by regular mail:
Computershare Trust Company, N.A.
PO Box 43006
Providence, RI 02940-3006

**To Deliver Stock Certificates
by Courier:**
Computershare Trust Company, N.A.
150 Royall St.
Canton, MA 02021

**Independent Registered Public
Accounting Firm:**
PricewaterhouseCoopers LLP

Corporate Headquarters:
BellRing Brands, Inc.
1 N. Brentwood Blvd., Suite 1550
St. Louis, MO 63105
314-644-6400
bellring.com

Additional Information:
You can access financial and other
information about BellRing Brands, Inc.
at bellring.com, including press releases
and proxy materials; Forms 10-K, 10-Q
and 8-K as filed with the Securities and
Exchange Commission; and information
on corporate governance such as our
Code of Conduct and charters of Board
committees. You can also request that any
of these materials be mailed to you at no
charge by calling or writing:

BellRing Brands, Inc.
Attn: Stockholder Services
1 N. Brentwood Blvd., Suite 1550
St. Louis, MO 63105
314-644-6400

1. Certain financial measures presented herein are non-GAAP measures, including Adjusted EBITDA, Adjusted net earnings available to common shareholders and Adjusted diluted earnings per common share. Non-GAAP measures are not prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), as they exclude certain items, and may not be comparable to similarly titled measures of other companies. Management uses certain non-GAAP measures, including Adjusted EBITDA, as key metrics in the evaluation of underlying company performance, in making financial, operating and planning decisions, and, in part, in the determination of bonuses for its executive officers and employees. Management believes the use of non-GAAP measures, including Adjusted EBITDA, provides increased transparency and assists investors in understanding the underlying operating performance of BellRing and in the analysis of ongoing operating trends. BellRing believes Adjusted net earnings available to common shareholders and Adjusted diluted earnings per common share are useful to investors in evaluating BellRing's operating performance because they exclude items that affect the comparability of BellRing's financial results and could potentially distort an understanding of the trends in business performance. Adjusted net earnings available to common shareholders and Adjusted diluted earnings per common share are adjusted for the following items: provision for legal matters; accelerated amortization; loss on extinguishment and refinancing of debt, net; separation costs; restructuring and facility closure costs including accelerated depreciation; resolution of dispute with former contract manufacturer; foreign exchange gain/loss on intercompany loans; mark-to-market adjustments on commodity hedges; adjustment to tax receivable agreement liability; noncontrolling interest adjustment and income tax. BellRing believes that Adjusted EBITDA is useful to the reader in evaluating BellRing's operating performance and liquidity because (i) BellRing believes it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, (ii) it presents a measure of corporate performance exclusive of BellRing's capital structure and the method by which the assets were acquired and (iii) it is a financial indicator of a company's ability to service its debt, as BellRing is required to comply with certain covenants and limitations that are based on variations of EBITDA in its financing documents. Adjusted EBITDA reflects adjustments for income tax expense/benefit; interest expense; net; depreciation and amortization including accelerated depreciation and amortization; separation costs; loss on extinguishment and refinancing of debt, net; stock-based compensation; provision for legal matters; restructuring and facility closure costs excluding accelerated depreciation; resolution of dispute with former contract manufacturer; foreign exchange gain/loss on intercompany loans; mark-to-market adjustments on commodity hedges; adjustments to tax receivable agreement liability and net earnings attributable to redeemable noncontrolling interest. For a reconciliation of non-GAAP measures to the most directly comparable GAAP measure, see our press releases posted on our website.

2. U.S. Circana Multi Outlet+ with Convenience, 13 weeks ended September 28, 2025.

3. Numerator Total U.S. Panel, 52 weeks ended September 28, 2025.

4. Premier Nutrition Company Equity Study, September 2025.

1 N. Brentwood Blvd., Suite 1550   St. Louis, MO 63105

bellring.com